As filed with the Securities and Exchange Commission on April 24, 2017

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Corporación Andina de Fomento

(Name of Registrant)

Name and Address of Authorized Agent in the United States:

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Robert S. Risoleo, Esq. Paul J. McElroy, Esq. Sullivan & Cromwell LLP 1700 New York Avenue N.W. Washington, D.C. 20006 United States of America	Hugo Sarmiento Kohlenberger Chief Financial Officer Corporación Andina de Fomento Torre CAF Avenida Luis Roche, Altamira Caracas, Venezuela

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

The securities being registered pursuant to this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Debt Securities	(1)	—
Guarantees	(1)	—
Total	$2,250,000,000(3)	$260,775

(1)	The securities registered hereunder and under the additional registration statement noted in note (2) below shall not have an aggregate offering price which exceeds $3,000,000,000 in United States dollars or the equivalent in any other currency.
(2)	Pursuant to Rule 429(b), the prospectus filed as part of this Registration Statement also relates to the remaining unsold $750,000,000 principal amount of securities registered on the Registrant’s previously filed Registration Statement under Schedule B (File No. 333-206207), originally filed on August 7, 2015. The Registrant paid filing fees of $87,150 with respect to those previously registered securities.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell and does not seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED APRIL 24, 2017

$3,000,000,000

CORPORACIÓN ANDINA DE FOMENTO

Debt Securities

Guarantees

We may from time to time offer up to $3,000,000,000 (or its equivalent in other currencies) aggregate principal amount of the securities described in this prospectus. The securities may be debentures, notes, guarantees or other unsecured evidences of indebtedness. In the case of debt securities sold at an original issue discount, we may issue a higher principal amount up to an initial public offering price of $3,000,000,000 (or its equivalent).

We may offer the securities from time to time as separate issues. In connection with any offering, we will provide a prospectus supplement describing the amounts, prices, maturities, rates and other terms of the securities we are offering in each issue.

We may sell the securities directly to or through underwriters, and may also sell securities directly to other purchasers or through agents.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                     , 2017

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, which we refer to as the Securities Act, using a “shelf” registration process. Under the shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $3,000,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

This prospectus provides you with a general description of our business and of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement before purchasing our securities. If the information in any prospectus supplement differs from the information in this prospectus or in the registration statement, you should rely on the information in the prospectus supplement.

The registration statement, any post-effective amendment to the registration statement and their various exhibits contain additional information about Corporación Andina de Fomento (“CAF”), the securities we may issue and other matters. All of these documents may be inspected at the offices of the Securities and Exchange Commission.

You should rely only on the information in this prospectus or in other documents to which we have referred you in making your investment decision. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date specified on the cover of this document.

Except as otherwise specified, all amounts in this prospectus are expressed in United States dollars (“dollars,” “$,” “U.S.$” or “U.S. dollars”).

Certain amounts that appear in this prospectus may not sum because of rounding adjustments.

FORWARD-LOOKING INFORMATION

This prospectus may contain forward-looking statements. Statements that are not historical facts are statements about our beliefs and expectations and may include forward-looking statements. These statements are identified by words such as “believe,” “expect,” “anticipate,” “should” and words of similar meaning. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them. Factors that might cause such a difference include, but are not limited to, those discussed in this prospectus, such as the effects of economic or political turmoil in one or more of our shareholder countries.

CORPORACIÓN ANDINA DE FOMENTO

CAF was established in 1968 pursuant to the Agreement establishing the Corporación Andina de Fomento (the “Constitutive Agreement”), an international treaty, and seeks to foster and promote economic development within Latin America and the Caribbean. CAF is a multilateral financial institution, the principal shareholders of which are the current contracting parties to the Constitutive Agreement — the Plurinational State of Bolivia; the Republics of Argentina, Colombia, Ecuador, Panama, Paraguay, Peru, and Trinidad and Tobago; the Federative Republic of Brazil; the Oriental Republic of Uruguay; and the Bolivarian Republic of Venezuela — each of which we refer to in this prospectus as a full member shareholder country and which we refer to collectively in this prospectus as the full member shareholder countries. At December 31, 2016, the full member shareholder countries of CAF collectively accounted for 92.40% of the nominal value of our paid-in capital. The other shareholder countries of CAF are Barbados, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal and Spain, each of which we refer to in this prospectus as an associated shareholder country and which we refer to collectively in this prospectus as the associated shareholder countries. At December 31, 2016, our associated shareholder countries collectively accounted for 7.56% of the nominal value of our paid-in capital. We refer to our full member shareholder countries and our associated shareholder countries collectively as our shareholder countries. Our shares are also held by 13 financial institutions based in the full member shareholder countries, which collectively accounted for 0.04% of the nominal value of the paid-in capital at December 31, 2016.

CAF commenced operations in 1970. Our headquarters are in Caracas, Venezuela. We have offices in Asunción, Bogotá, Brasilia, Buenos Aires, La Paz, Lima, Madrid, Mexico City, Montevideo, Panama City, Port of Spain and Quito.

We offer financial and related services to the governments of, and public and private institutions, corporations and joint ventures operating in, our shareholder countries. Primarily, we provide short, medium and long-term loans and guarantees; to a lesser extent, we also participate as a limited equity investor in corporations and investment funds, and provide technical and financial assistance, as well as administrative services for certain regional funds.

The Constitutive Agreement generally delegates to our Board of Directors the power to establish and direct our financial, credit and economic policies. Our Board of Directors has adopted a formal statement of our financial and operational policies, the (Políticas de Gestión). These operational policies provide our management with guidance as to significant financial and operational issues, and they may not be amended by the Board of Directors in any manner inconsistent with the Constitutive Agreement. In 1996, the Constitutive Agreement was amended to include and further increase certain lending and borrowing limitations previously set forth in these operational policies. See “Operations of CAF — Credit Policies.”

We raise funds for operations both within and outside our shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio.

Our objective is to support sustainable development and economic integration within Latin America and the Caribbean by helping our shareholder countries make their economies diversified, competitive and more responsive to social needs.

LEGAL STATUS OF CAF

As an international treaty organization, we are a legal entity under public international law. We have our own legal personality, which permits us to enter into contracts, acquire and dispose of property and take legal action. The Constitutive Agreement has been ratified by the legislature in each of the full member shareholder countries. We have been granted the following immunities and privileges in each full member shareholder country:

(1)	immunity from expropriation, search, requisition, confiscation, seizure, sequestration, attachment, retention or any other form of forceful seizure by reason of executive or administrative action and immunity from enforcement of judicial proceedings by any party prior to final judgment;

(2)	free convertibility and transferability of our assets;

(3)	exemption from all taxes and tariffs on income, properties or assets, and from any liability involving payment, withholding or collection of any taxes; and

(4)	exemption from any restrictions, regulations, controls or moratoria with respect to our property or assets.

In addition, we have entered into agreements with each of our associated shareholder countries. Pursuant to these agreements, each country has agreed to extend to us, with respect to our activities in and concerning that country, immunities and privileges similar to those we have been granted in the full member shareholder countries.

The governments of some of CAF’s shareholder countries have historically taken actions, such as nationalizations and exchange controls, that would be expected to adversely affect ordinary commercial lenders. In light of the immunities and privileges discussed above, we have not been adversely affected by these actions.

USE OF PROCEEDS

Unless otherwise specified in the accompanying prospectus supplement, we will use the net proceeds of the sale of the securities to fund our lending operations.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness at December 31, 2016 and does not give effect to any transaction since that date.

At December 31, 2016
(in U.S.$. millions)
Short-term debt(1)	7,702.2

Long-term debt (maturities over one year)(2)	17,493.1
Stockholders’ equity
Capital
Subscribed and paid-in capital (authorized capital $15.0 billion)(3)	4,783.5
Additional paid-in capital	2,890.1

Total capital	7,673.6
Reserves
Mandatory reserve(4)	473.0
General reserve	2,205.9

Total reserves	2,678.9
Accumulated other comprehensive income	(1.6)
Retained earnings	122.7

Total stockholders’ equity	10,473.6

Total long-term debt and stockholders’ equity	27,966.8

(1)	Includes deposits, commercial paper, the current portion of bonds and borrowings, accrued interest payable and the current portion of derivative instrument liabilities ($17.4 million).
(2)	Includes borrowings and bonds with a maturity of over one year, accrued expenses and other liabilities, and the non-current portion of derivative instrument liabilities ($1.0 billion).
(3)	In addition to subscribed capital shown in the table, CAF’s authorized capital included callable capital of $5.0 billion at December 31, 2016.
(4)	Reserve Pursuant to Article N° 42 of the Constitutive Agreement.

CAPITAL STRUCTURE

General

As of December 31, 2016, CAF’s total authorized capital is $15.0 billion, of which $10.0 billion is ordinary capital shares and $5.0 billion is callable capital shares.

In November 2015, the Board of Directors approved a new general paid-in capital increase for a total amount of $4.5 billion, of which $4.0 billion is available for Series “A” and “B” stockholders and $500 million is available in respect of such capital contributions for Series “C” stockholders. Throughout 2016, CAF’s management signed subscription agreements with various stockholders. Capital contributions will begin in 2017.

Our shares are divided into Series “A” shares, Series “B” shares and Series “C” shares.

Series “A” shares may be owned only by the full member shareholder countries (as defined below). Each full member shareholder country owns one Series “A” share, which is held by the government, either directly or through a government-designated social or public purpose institution. Each of the full member shareholder countries owning a Series “A” share is entitled to elect one Director and one Alternate Director to our Board of Directors.

Series “B” shares are currently owned by the full member shareholder countries, and are held by the governments either directly or through designated governmental entities, except for certain Series “B” shares currently constituting approximately 0.04% of our outstanding shares, which are owned by 13 private sector financial institutions in the full member shareholder countries. We offered and sold Series “B” shares to private sector financial institutions in 1989 in order to obtain the benefit of their views in the deliberations of our Board of Directors. As owners of Series “B” shares, the full member shareholder countries collectively are entitled to elect five additional Directors and five additional Alternate Directors through cumulative voting, and the 13 private sector financial institutions collectively are entitled to elect one Director and one Alternate Director.

Series “C” shares are currently owned by eight associated shareholder countries: Barbados, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal and Spain. We make available Series “C” shares for subscription by countries which are not full member shareholder countries in order to strengthen links between these countries and the full member shareholder countries. Ownership of our Series “C” shares by these countries makes entities in these countries that deal with entities in full member shareholder countries eligible to receive loans from us with respect to such dealings. Holders of Series “C” shares collectively are entitled to elect two Directors and two Alternate Directors.

Under the Constitutive Agreement, Series “A” shares may be held by or transferred only to governments or government-designated social or public purpose institutions. Series “B” shares also may be held by or transferred to such entities and, in addition, may be held by or transferred to private entities or individuals in the full member shareholder countries, except that no more than 49% of the Series “B” shares within any country may be held by private entities or individuals. Series “C” shares may be held by or transferred to public or private entities or individuals outside the full member shareholder countries. Unless a shareholder country withdraws, Series “A” and Series “B” shares may only be transferred within such country.

An amendment to the Constitutive Agreement became effective on July 9, 2008, which (i) allows, under certain circumstances, Latin American and Caribbean countries, including those that are currently associated shareholder countries, to own Series “A” shares and become full member shareholder countries, and (ii) expands CAF’s formal purpose to include supporting sustainable development and economic integration within all of Latin America and the Caribbean, as opposed to within only the Andean region. Consequently, on March 17, 2009, CAF’s Extraordinary Shareholders’ Meeting approved the terms and conditions precedent by which Argentina, Brazil, Panama, Paraguay, Trinidad and Tobago and Uruguay could become contracting parties to the Constitutive Agreement, could become full member shareholder countries and may own Series “A” shares. In general, in order to become a full member country of CAF, a country must (i) subscribe, directly or indirectly, for one Series “A” share, (ii) exchange all of its ordinary and callable Series “C” capital shares for Series “B” share equivalents, (iii) meet any conditions for its accession as determined by the Shareholders’ General Meeting, and (iv) deposit its instrument of adhesion with the Ministry of Foreign Affairs of the Bolivarian Republic of Venezuela. The country is deemed to have become a full member country of CAF 30 days after the Shareholders’ General Meeting determines that the conditions for its adhesion have been complied with, including the depositing of the instrument of adhesion. As of the date of this prospectus, Argentina, Brazil, Panama, Paraguay, Trinidad and Tobago and Uruguay have ceased to be Series “C” shareholder countries, have adhered to the Constitutive Agreement and now possess Series “A” shares as full member shareholder countries.

Note: All figures as of December 31, 2016, that refer to “full member shareholder countries” only include the Plurinational State of Bolivia, the Republics of Argentina, Colombia, Ecuador, Panama, Paraguay, Peru, and Trinidad and Tobago, the Federative Republic of Brazil, the Oriental Republic of Uruguay, and the Bolivarian Republic of Venezuela. All figures as of December 31, 2016 that refer to “associated shareholder countries” encompass all other shareholder countries. References to “shareholder countries” include both the full member shareholder countries and the associated shareholder countries.

Paid-in Capital and Un-paid Capital

At December 31, 2016, CAF’s subscribed paid-in and un-paid capital (excluding callable capital) was $5.6 billion, of which $4.8 billion was paid-in capital and $0.8 billion was unpaid capital. The unpaid capital is receivable in installments according to the agreements subscribed with the shareholder countries. Over the years, we have had several increases of subscribed capital.

Since 1990, capital contributions made to CAF (valor patrimonial) comprise a premium paid on each Series “B” and Series “C” share purchased and the nominal $5,000 per share value established by CAF’s by-laws. The premium component of valor patrimonial is determined at the beginning of each subscription and applies to all payments under that subscription.

Information regarding all capital contributions made by shareholder countries since 2009 follows:

Argentina

In 2009, Argentina subscribed to an additional $190.0 million in Series “C” shares, to be paid in seven installments, of which it paid $10.0 million in 2011, $15.0 million in 2012, $25.0 million in 2013, $30.0 million in 2014, $35.0 million in 2015 and $35.0 million in 2016.

In 2010, Argentina subscribed to $126.0 million in callable capital.

In February 2011, upon completion of all requirements to become a full member shareholder country, Argentina acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” share equivalents.

The remaining subscribed Series “C” shares were also exchanged into subscribed Series “B” shares maintaining the original payment schedule.

In March 2012, Argentina subscribed to an additional $228.6 million in Series “B” shares, to be paid in four installments, of which it paid $57.1 million in 2013, $57.1 million in 2014, $57.1 million in 2015 and $57.1 million in 2016.

In March 2016, Argentina subscribed to an additional $572.0 million in series “B” shares, to be paid in seven installments beginning in 2017.

Barbados

In September 2014, Barbados entered into an agreement to subscribe to Series “C” shares for a total capital contribution of $50.0 million, of which it paid $25.0 million in 2015 and $25.0 million in 2016.

Bolivia

In 2009, Bolivia subscribed to an additional $105.0 million in Series “B” shares, to be paid in eight installments, of which it paid $5.0 million in 2010, $5.0 million in 2011, $10.0 million in 2012, $15.0 million in 2013, $15.0 million in 2014, $15.0 million in 2015 and $20.0 million in 2016.

In January 2012, Bolivia subscribed to an additional $91.5 million in Series “B” shares, to be paid in four installments, of which it paid $22.9 million in 2013, $22.9 million in 2014, $22.9 million in 2015 and $22.9 million in 2016.

In March 2016, Bolivia subscribed to an additional $190.0 million in Series “B” shares, to be paid in six installments beginning in 2017.

Brazil

In 2009, Brazil subscribed to an additional $190.0 million in Series “C” shares to be paid in seven installments, of which it paid $25.1 million in 2013, $25.0 million in 2014, $30.0 million in 2015 and $70.0 million in 2016.

In 2009, Brazil subscribed to $126.0 million in callable capital.

In 2010, upon completion of all requirements to become a full member shareholder country, Brazil acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” share equivalents. The remaining subscribed Series “C” shares were also exchanged into subscribed Series “B” shares maintaining the original payment schedule.

In September 2012, Brazil subscribed to an additional $228.6 million in Series “B” shares, to be paid in four installments, of which it paid $57.1 million in 2014, $16.4 million in 2015 and $155.0 million in 2016.

Colombia

In 2009, Colombia subscribed to an additional $20.0 million in Series “B” shares, which was paid in full in 2010.

In 2010, Colombia subscribed to an additional $150.0 million in Series “B” shares to be paid in five installments, of which it paid $2.0 million in 2010, $18.0 million in 2011, $30.0 million in 2012, $50.0 million in 2013 and $50.0 million in 2014.

In June 2012, Colombia subscribed to an additional $210.0 million in Series “B” shares to be paid in three installments, of which it paid $30.0 million in 2015, $60.8 million in 2016 and $18.3 million in January 2017.

In August 2012, Colombia subscribed to an additional $228.6 million in Series “B” shares, of which it paid $57.1 million in 2013, $57.1 million in 2014, $57.1 million in 2015, $2.8 million in 2016 and $ 54.3 million in January 2017.

In July 2016, Colombia subscribed to an additional $572.0 million in series “B” shares, to be paid in eight annual installments beginning in 2017.

Dominican Republic

In 2009, the Dominican Republic subscribed to an additional $13.6 million in Series “C” shares, of which it paid 5.1 million in 2013, $2.5 million in 2014, $2.8 million in 2015 and 3.2 million in 2016.

In February 2016, the Dominican Republic subscribed to an additional $50.0 million in Series “C” shares, to be paid in four installments beginning in 2017.

Ecuador

In 2009, Ecuador subscribed to an additional $105.0 million in Series “B” shares to be paid in eight installments, of which it paid $5.0 million in 2010, $5.0 million in 2011, $10.0 million in 2012, $15.0 million in 2013, $15.0 million in 2014, $15.0 million in 2015 and $20.0 million in 2016.

In March 2012, Ecuador subscribed to an additional $91.5 million in Series “B” shares, to be paid in four annual installments, of which it paid $22.9 million in 2013, $22.9 million in 2014, $22.9 million in 2015 and $22.9 million in 2016.

In June 2016, Ecuador subscribed to an additional $190.0 million in Series “B” shares, to be paid in six installments beginning in 2017.

Mexico

In June 2012, Mexico entered into an agreement to subscribe to an additional $100.0 million in Series “C” shares of CAF, which it paid for in full that same month.

In February 2017, Mexico subscribed to an additional $51.3 million in Series “C” shares, to be paid in six installments beginning in 2017.

Panama

In 2009, Panama subscribed to an additional $55.0 million in Series “C” shares to be paid in seven installments, of which it paid $3.0 million in 2011, $5.0 million in 2012, $7.0 million in 2013, $10.0 million in 2014, $10.0 million in 2015 and $10.0 million in 2016.

In 2010, Panama subscribed to $36.0 million in callable capital.

In 2010, upon completion of all requirements to become a full member shareholder country, Panama acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” share equivalents. The remaining subscribed Series “C” shares were also exchanged into subscribed Series “B” shares maintaining the original payment schedule.

In February 2012, Panama subscribed to an additional $91.5 million in Series “B” shares, to be paid in five installments, of which it paid $3.2 million in 2013, $3.2 million in 2014, $25.0 million in 2015 and $25.0 million in 2016.

In February 2016, Panama subscribed to an additional $190.0 million in Series “B” shares, to be paid in six installments beginning in 2017.

Paraguay

In 2009, Paraguay subscribed to an additional $55.0 million in Series “C” shares to be paid in seven installments, of which it paid $3.0 million in 2011, $5.0 million in 2012, $7.0 million in 2013, $10.0 million in 2014, $10.0 million in 2015 and $10.0 million in 2016.

In October 2011, Paraguay subscribed to $36.0 million in callable capital.

In December 2011, upon completion of all requirements to become a full member shareholder country, Paraguay acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” share equivalents. The remaining subscribed Series “C” shares were also exchanged into subscribed Series “B” shares maintaining the original payment schedule.

In May 2012, Paraguay subscribed to an additional $91.5 million in Series “B” shares, to be paid in five annual installments, of which it paid $3.0 million in 2013, $5.0 million in 2014, $30.0 million in 2015 and $29.0 million in 2016.

In March 2016, Paraguay subscribed to an additional $190.0 million in Series “B” shares, to be paid in six installments beginning in 2017.

Peru

In 2009, Peru subscribed to an additional $380.0 million in Series “B” shares to be paid in eight installments, although this schedule was later modified to seven installments, which it paid in full in 2016.

In March 2012, Peru subscribed to an additional $228.6 million in Series “B” shares, to be paid in four installments, which it paid in full in 2016.

In March 2016, Peru subscribed to an additional $572.0 million in Series “B” shares, to be paid in eight installments beginning in 2017.

Portugal

In 2009, Portugal subscribed to EUR 15.0 million in Series “C” shares to be paid in four equal installments and EUR 60.0 million in callable capital, which it paid in full in 2015.

Spain

In 2010, Spain subscribed to an additional $327.0 million of paid-in capital to be paid in five installments ending in 2014. All five payments have been received.

Trinidad and Tobago

In 2009, Trinidad and Tobago entered into an agreement to subscribe to Series “C” shares for a total capital contribution of $6.0 million, which it paid in full in 2015.

In April 2012, Trinidad and Tobago entered into an agreement to subscribe to an additional $323.4 million in Series “C” shares of CAF, to be paid in three installments, which it paid in full in 2014.

In June 2016, Trinidad and Tobago subscribed to $36.0 million in callable capital.

In September 2016, upon completion of all requirements to become a full member shareholder country, Trinidad and Tobago acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” share equivalents.

Uruguay

In 2009, Uruguay subscribed to an additional $55.0 million in Series “C” shares to be paid in seven annual installments ending in 2017, of which it paid $3.0 million in 2011, $5.0 million in 2012, $7.0 million in 2013, $10.0 million in 2014, $10.0 million in 2015 and $10.0 million in 2016.

In 2009, Uruguay subscribed to $36.0 million in callable capital.

In 2010, upon completion of all requirements to become a full member shareholder country, Uruguay acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” share equivalents. The remaining subscribed Series “C” shares were also exchanged into subscribed Series “B” shares maintaining the original payment schedule.

In February 2012, Uruguay subscribed to an additional $91.5 million in Series “B” shares, to be paid in four installments, which was paid in full in 2016.

In March 2016, Uruguay subscribed to an additional $190.0 million in Series “B” shares, to be paid in six installments beginning in 2017.

Venezuela

In 2009, Venezuela subscribed to an additional $380.0 million in Series “B” shares to be paid in eight installments. In December 2016, the agreement was amended to provide for payment in nine installments. Venezuela has paid a total of $268.0 million as of December 31, 2016.

In August 2012, Venezuela subscribed to an additional $228.6 million in Series “B” shares, to be paid in four installments, which it paid in full in 2016.

In March and May 2016, Venezuela subscribed to an additional $572.0 million in Series “B” shares, to be paid in seven installments beginning in 2017.

As of the date of this prospectus, all shareholder countries were current in their capital payments.

The following table sets out the nominal value of our subscribed paid-in capital and un-paid capital as of December 31, 2016:

Shareholders	Paid-in Capital	Un-paid Capital
	(in U.S.$ thousands)
Series “A” Shares:
Argentina	1,200	0
Bolivia	1,200	0
Brazil	1,200	0
Colombia	1,200	0
Ecuador	1,200	0
Panama	1,200	0
Paraguay	1,200	0
Peru	1,200	0
Trinidad y Tobago	1,200	0
Uruguay	1,200	0
Venezuela	1,200	0
Series “B” Shares:
Argentina	442,115	14,080
Bolivia	250,015	73,955
Brazil	425,210	14,080
Colombia	819,470	262,535
Ecuador	251,620	73,955
Panama	118,380	82,755
Paraguay	119,690	12,140
Peru	882,750	0
Trinidad y Tobago	117,285	0
Uruguay	136,870	70,430
Venezuela	843,390	240,780
Private sector financial institutions	2,060	345
Series “C” Shares:
Barbados	17,610	0
Chile	27,705	0
Costa Rica	16,455	0
Dominican Republic	33,980	1,195
Jamaica	910	0
Mexico	58,785	0
Portugal	7,350	0
Spain	198,695	0

Total	4,783,545	846,250

Reserves

Article 42 of the Constitutive Agreement requires that at least 10% of our net income in each year be allocated to a mandatory reserve until that reserve amounts to 50% of subscribed capital. The mandatory reserve can be used only to offset losses. The mandatory reserve is an accounting reserve. We also maintain a general reserve to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is not available or is impractical. The general reserve is invested in short-term securities and certificates of deposit that are easily convertible into cash.

At December 31, 2016, our reserves totaled $2.7 billion. At such date, the mandatory reserve amounted to $473 million, or 8.4% of subscribed paid-in and unpaid capital, and the general reserve amounted to $2.2 billion.

Callable Capital

In addition to our subscribed paid-in and un-paid capital, our shareholders have subscribed to callable capital totaling $1.6 billion at December 31, 2016. Our callable capital may be called by the Board of Directors to meet our obligations only to the extent that we are unable to meet such obligations with our own resources. For further information regarding subscribed callable capital, see Note 16 (“Stockholders’ Equity”) to our audited financial statements.

The Constitutive Agreement provides that the obligation of shareholders to pay for the shares of callable capital, upon demand by the Board of Directors, continues until such callable capital is paid in full. Thus, we consider the obligations of shareholder countries to pay for their respective callable capital subscriptions to be binding obligations backed by the full faith and credit of the respective governments. If the callable capital were to be called, the Constitutive Agreement requires that the call be prorated among shareholders in proportion to their shareholdings.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the years ended December 31, 2016, 2015, and 2014 has been derived from our audited financial statements for those periods, which were audited by our independent auditors Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited. The audit report of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited, has been included on page F-5 of this prospectus. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The selected financial information should be read in conjunction with our audited financial statements and notes thereto and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

	Year Ended December 31
	2016	2015	2014
	(in U.S.$ thousands, except ratios)
Income Statement Data
Interest income	813,460	621,259	569,660
Interest expense	471,047	345,391	310,224

Net interest income	342,413	275,868	259,436
Provision for loan losses	38,270	18,703	21,552

Net interest income after provision for loan losses	304,143	257,165	237,884
Non-interest income	51,601	16,764	22,961
Non-interest expenses	151,577	139,163	124,681

Net income before unrealized changes in fair value related to financial instruments and Contributions to Stockholders’ Special Funds	204,167	134,766	136,164
Unrealized changes in fair value related to financial instruments	(13,449)	(3,136)	1,475
Net income before Contributions to Stockholders’ Special Funds	190,718	131,630	137,639
Contributions to Stockholders’ Special Funds(1)	68,000	54,000	—

Net income	122,718	77,630	137,639

Balance Sheet Data (end of period)
Total assets	35,668,989	32,469,695	30,458,171
Total liabilities	25,195,344	22,945,601	21,694,934
Total stockholders’ equity	10,473,644	9,524,094	8,763,237

Total liabilities and stockholders’ equity	35,668,988	32,469,695	30,458,171

Loan Portfolio and Equity Investments
Loans before allowance for loan losses and loan commissions, net of origination costs	21,977,081	20,430,792	19,144,087
Allowance for loan losses	63,749	58,929	55,763
Equity investments	386,051	328,390	292,345
Selected Financial Ratios
Return on average total stockholders’ equity(2)(3)	2.0%	1.5%	1.6%
Return on average paid-in capital(3)	4.4%	3.1%	3.3%
Return on average assets(4)	0.6%	0.4%	0.5%
Administrative expenses divided by average total assets	0.4%	0.4%	0.4%
Overdue loan principal as a percentage of loan portfolio (excluding non-accrual loans)	0.0%	0.0%	0.0%
Non-accrual loans as a percentage of loan portfolio	0.6%	0.0%	0.1%
Allowance for loan losses as a percentage of loan portfolio	0.3%	0.3%	0.3%

(1)	In March 2014, at the Stockholders’ Meeting the stockholders agreed, effective 2015, to approve each year the maximum amount that management is authorized to contribute to Stockholders’ Special Funds during the fiscal year and to recognize these contributions as expenses. For more information, see Note 18 (“Contributions to Stockholders’ Special Funds”) to our audited financial statements in this prospectus.

(2)	Net income before unrealized changes in fair value related to financial instruments and Contributions to Stockholders’ Special Funds divided by annual average total stockholders’ equity. Annual average total stockholders’ equity is computed as the arithmetic average of total stockholders’ equity as of the beginning and the end of each period.
(3)	Net income before unrealized changes in fair value related to financial instruments and Contributions to Stockholders’ Special Funds divided by annual average subscribed and paid-in capital. Annual average subscribed and paid-in capital is computed as the arithmetic average of subscribed and paid-in capital as of beginning and the end of each period.
(4)	Net income before unrealized changes in fair value related to financial instruments and Contributions to Stockholders’ Special Funds divided by annual average total assets. Annual average total assets is computed as the arithmetic average of total assets as of beginning and the end of each period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto beginning on page F-7 of this prospectus.

Market Overview and Portfolio Trends

In recent months, important global economic developments have occurred including (i) a slight increase in oil prices due in part to an agreement among major producers to trim supply, (ii) a stronger-than-expected pickup in growth in advanced economies, (iii) low growth and increasing inflation in Latin America, (iv) slightly higher than expected growth in China, as a result of the continued policy stimulus and (v) an increase in short-term interest rates in the United States.

Based on information extracted from official government sources (including but not limited to the finance ministries of the full member shareholder countries and the IMF), the reported annualized percentage change in real GDP for 2016 for each of the full member shareholder countries was as follows: Argentina — (1.8)%, Bolivia — 3.8%, Brazil — (3.3)%, Colombia — 2.2%, Ecuador — (2.3)%, Panama — 5.2%, Paraguay — 3.5%, Peru — 3.7%, Uruguay — 0.1% and Venezuela — (10.0)%.

While the slight increase in oil prices and some of the other global economic developments discussed above have not adversely affected our results of operations, certain of these recent global developments could negatively affect our borrowers, which may result in a downward adjustment of the external risk rating of some of our sovereign borrowers, which may result in a corresponding increase in our allowance for loan losses, according to our methodology for determining the allowance for loan losses as explained in “— Income Statement — Provision for Loan Losses” below.

Both 2016 and 2015 were characterized by growth in our loan portfolio as a result of our strategy to expand our shareholder base, principally through additional paid-in capital contributions by several of our existing shareholder countries, as well as the issuance of shares to new shareholder countries. These two main drivers have led our loan portfolio to grow 7.6% in 2016 and 6.7% in 2015.

As of December 31, 2016, our loan portfolio was distributed by country as follows: Venezuela — 15.1%, Ecuador — 15.1%, Argentina — 12.9%, Colombia — 10.6%, Peru — 10.4%, Bolivia — 10.1%, Brazil — 9.0%, Panama — 6.7%, Uruguay — 4.3%, Mexico — 1.7%, Paraguay — 1.5%, Dominican Republic — 1.0%, Costa Rica — 0.5%, Chile — 0.5%, Barbados — 0.4%, Spain — 0.2%, and Jamaica — 0.02%.

Notwithstanding the increasing presence of other state-sponsored development banks in the regions in which we operate, we do not expect that the growth of our loan portfolio will be materially affected by the activities of other development banks in the region, since the financing needs of our shareholder countries exceed the current supply of lending resources. We believe that activities of other development banks are complementary to our lending operations.

Critical Accounting Policies

General

Our financial statements are prepared in accordance with U.S. GAAP, which requires us in some cases to use estimates and assumptions that may affect our reported results and disclosures. We describe our significant accounting policies in Note 2 (“Basis of Presentation and Significant Accounting Policies”) to our audited financial statements in this prospectus. We believe that some of the more significant accounting policies we use to present our financial results involve the use of accounting estimates that we consider to be critical because: (1) they require significant management judgment and assumptions about matters that are complex and inherently uncertain; and (2) the use of a different estimate or a change in estimate could have a material impact on our reported results of operations or financial condition.

Specifically, the estimates we use to determine the allowance for loan losses are critical accounting estimates.

Additionally, other important estimates related to the preparation of CAF’s financial statements are those related to revenue recognition and the valuation and classification at fair values of financial instruments. The fair values for some financial assets and liabilities recorded in our financial statements are determined according to the procedures established by the accounting pronouncement ASC 820. As of the date of this prospectus, we have not changed or reclassified any asset or liability from one level to another pursuant to the hierarchy reflected in ASC 820, thereby maintaining consistency in the application of accounting principles in this matter.

Income Statement

Interest Income

2016, 2015 and 2014. For the year ended December 31, 2016, our interest income was $813.5 million, representing an increase of $192.2 million, or 30.94%, compared to interest income of $621.3 million for the year ended December 31, 2015. This increase resulted primarily from the growth of our loan portfolio, which grew 7.57%, and from higher interest rates in 2016. Average market interest rates were higher in 2016 than in 2015; in 2016 six-month LIBOR averaged 1.03% per annum compared with 0.49% per annum in 2015. Interest income for the year ended December 31, 2015 was $621.3 million, representing an increase of $51.6 million, or 9.06%, compared to interest income of $569.7 million for the year ended December 31, 2014. Such increase also resulted primarily from the growth of our loan portfolio and higher interest rates compared to the corresponding period in 2014.

Interest Expense

2016, 2015 and 2014. Interest expense for the year ended December 31, 2016 was $471.1 million, representing an increase of $125.7 million, or 36.4%, from our interest expense of $345.4 million for the year ended December 31, 2015. This increase resulted primarily from higher funding requirements related to the growth in the average levels of our loan portfolio in 2016 compared with 2015, as well as an increase in the funding costs associated with an increase in the average term of our financial liabilities as well as an increase in six-month LIBOR. The average amount of liabilities increased by 7.8% for the year ended December 31, 2016, compared with the average for the year ended December 31, 2015. For the year ended December 31, 2015, our interest expense was $345.4 million representing an increase of $35.2 million, or 11.34%, from our interest expense of $310.2 million for the year ended December 31, 2014. This increase resulted primarily from higher funding requirements related to the growth in the average levels of our loan portfolio in 2015 and the increase in average market interest rates described above. The average amount of our liabilities increased by 8.2% for the year ended December 31, 2015, compared with the average for the year ended December 31, 2014.

Net Interest Income

2016, 2015 and 2014. For the year ended December 31, 2016, our net interest income was $342.4 million, representing an increase of $66.5 million, or 24.1%, over net interest income of $275.9 million for the year ended December 31, 2015. This increase resulted from an increase not only in the loan portfolio but also in interest rates and a reduction in the net borrowing spread on new issuances of debt securities, which were partially offset by an increase in interest expense due to the rise in bond issuances. Our net interest income for the year ended December 31, 2015, was $275.9 million, representing an increase of $16.4 million, or 6.3%, over net interest income of $259.4 million for the year ended December 31, 2014. This increase resulted from higher yielding liquid assets, and an increase in the loan portfolio. Our net interest income margin was 1.10% in 2016, compared to 0.92% in 2015 and 0.95% in 2014.

Provision for Loan Losses

The provisions in the periods described below reflect management’s estimates for both general and specific provisions. The allowance for loan losses is estimated considering the credit risk exposure, probability of default and loss given default, which represents our anticipated loss in the event of a borrower default and which is based on external data provided by risk rating agencies, recognizing such effects in profit or loss for the period. We establish a specific allowance for loan losses for impaired loans. A loan is considered as impaired when, based on currently available information and events, there exists the probability that we will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. Loans whose terms are modified in a troubled debt restructuring, generally, already will have been identified as impaired. CAF’s management individually evaluates the compliance of the new terms of the restructured loan for a reasonable period to calculate specifics allowances for loan losses and if the remaining balance of the restructured loan is considered collectible, the restructured loan could return to accrual status. See Note 2g. and 2h. to our audited financial statements for further information regarding allowance for loan losses calculations.

2016, 2015 and 2014. For the year ended December 31, 2016, we recorded a provision for loan losses of $38.3 million, representing an increase of $19.6 million, or 104.6%, compared with the provision for loan losses of $18.7 million for 2015. Changes in the provision occurred mainly due to specific provisions for impaired loans in the private sector. For the year ended December 31, 2015, we recorded a provision for loan losses of $18.7 million, representing a decrease of $2.8 million, or 13.2%, compared with the provision for loan losses of $21.6 million for 2014. The decrease in the provision occurred mainly because of an increase in our exposure to countries with better ratings, which resulted in fewer provision requirements.

Non-Interest Income

Our non-interest income consists principally of commissions, dividends and our corresponding share of earnings or losses on equity investments, which are accounted for using the equity method, and other income.

2016, 2015 and 2014. For the year ended December 31, 2016, our total non-interest income was $51.6 million, representing an increase of $34.8 million, or 207.8%, from total non-interest income of $ 16.8 million for the previous year. This increase was mainly due to the non-cash currency exchange differential for borrowings denominated in Venezuelan bolivars because of the devaluation of the bolivar, which is recognized in “Non-interest income — Other income”. For the year ended December 31, 2015, our total non-interest income was $16.8 million, representing a decrease of $6.2 million, or 27.0%, from total non-interest income of $23.0 million for the year ended December 31, 2014. This decrease resulted principally from a reduction in earnings from equity investments and other income.

Non-Interest Expenses

Our non-interest expenses consist principally of administrative expenses.

2016, 2015 and 2014. For the year ended December 31, 2016, our total non-interest expenses were $151.6 million, representing an increase of $12.4 million, or 8.9%, over total non-interest expenses of $139.2 million for the year ended December 31, 2015. For the year ended December 31, 2015, our total non-interest expenses were $139.2 million, representing an increase of $14.5 million, or 11.6%, over total non-interest expenses of $124.7 million for the year ended December 31, 2014.

For the year ended December 31, 2016, administrative expenses were $141.0 million, or 0.4% of our average total assets, representing an increase of $15.9 million over administrative expenses of $125.1 million for the year ended December 31, 2015. The increase resulted principally from the growth in CAF’s business. For the year ended December 31, 2015, administrative expenses were $125.1 million, or 0.4% of our average total assets, representing an increase of $8.4 million over administrative expenses of $116.7 million for the year ended December 31, 2014. The increase resulted principally from a growth in our loan portfolio. Equity investments that have no available market price quotations and whose fair value is impracticable to determine without incurring excessive costs, and in which we have a participation of less than 20% of the investee’s equity, are required to be recorded at cost according to U.S. GAAP. Also, management is required to assess the value of these investments at least annually and determine whether any value impairment is temporary or other than temporary. Impairment charges must be taken once management has determined that the loss of value is other than temporary. As a result of its analysis of these equity investments, we recognized impairment charges on our equity investments of $7.3 million in 2014, $11.1 million in 2015 and $9.2 million in 2016.

Net Income

In March 2014, the Stockholders’ Assembly agreed, effective 2015, to approve a maximum amount to be contributed to Stockholders’ Special Funds during the fiscal year and to recognize these contributions as expenses.

In 2016, CAF recognized $68.0 million as a contribution to Stockholders’ Special Funds, resulting in net income of $122.7 million, representing an increase of $45.1 million, or 58.1%, compared to net income of $77.6 million for 2015. This increase resulted primarily from the increase in earnings due to the growth in interest rates, the growth in the total loan portfolio and the non-cash currency exchange differential due to the devaluation of the Venezuelan bolivar.

In 2015, CAF recognized $54.0 million as a contribution to Stockholders’ Special Funds, resulting in net income of $77.6 million, representing a decrease of $60.0 million, or 43.6%, compared to net income of $137.6 million for 2014. This decrease is mainly due to contributions to Stockholders’ Special Funds of $54.0 million being expensed in 2015. No such contributions were recorded in 2014. For more information see Note 18 (“Contributions to Stockholders’ Special Funds”) and Note 26 (“Special Funds and Other Funds Under Management”) to our audited financial statements in this prospectus. Net income before unrealized changes in fair value related to financial instruments and contributions to Stockholders’ Special Funds for the year ended December 31, 2016 was $204.2 million, representing an increase of $69.4 million, or 51.5%, compared to net income before unrealized changes in fair value related to financial instruments and contributions to Stockholders’ Special Funds of $134.8 million for 2015. This increase is mainly due to an increase in interest rates, the growth of the loan portfolio and the non-cash currency exchange differential due to the devaluation of the Venezuelan bolivar. Net income before unrealized changes in fair value related to financial instruments and contributions to Stockholders’ Special Funds for the year ended December 31, 2015 was $134.8 million, representing a decrease of $1.4 million, or 1.0%, compared to net income before unrealized changes in fair value related to financial instruments and contributions to Stockholders’ Special Funds of $136.2 million for 2014. This decrease is mainly due to the decrease in non-interest income and the increase in administrative expenses and equity impairments, partially offset by higher net interest income.

Balance Sheet

Assets

2016 and 2015. At December 31, 2016, our total assets were $35.7 billion, representing an increase of $3.2 billion, or 9.9%, over total assets of $32.5 billion at December 31, 2015. The increase in our total assets was principally due to the growth of liquid assets, which increased by $1.2 billion, and the loan portfolio, which increased by $1.5 billion.

Liabilities

At December 31, 2016, our total liabilities were $25.2 billion, representing an increase of $2.2 billion, or 9.8%, over total liabilities of $22.9 billion at December 31, 2015. The increase in our total liabilities resulted principally from increased bond issuances.

Stockholders’ Equity

At December 31, 2016, our total stockholders’ equity was $10.5 billion, representing an increase of $949.6 million, or 10.0%, over total stockholders’ equity of $9.5 billion at December 31, 2015. The increase in our total stockholders’ equity resulted principally from the capital contributions paid by our stockholders.

Asset Quality

Overdue Loans

2016 and 2015. At December 31, 2016, the total principal amount of outstanding overdue loans was $7.5 million (not including non-accrual loans in overdue status). At December 31, 2015, the total principal amount of outstanding overdue loans was $0.0 (not including non-accrual loans in overdue status).

Impaired Loans and Non-accrual Loans

2016 and 2015. At December 31, 2016, the total principal amount of our impaired loans was $120.9 million, or 0.55% of the total loan portfolio. We consider a loan to be impaired when it is in non-accrual status. At December 31, 2015, the total principal amount of our impaired loans was $0.0, or 0.0% of the total loan portfolio.

Restructured Loans

2016 and 2015. At December 31, 2016, the total principal amount of outstanding restructured loans was $44.2 million, or 0.2% of the total loan portfolio. At December 31, 2015, the total principal amount of outstanding restructured loans was $0.0, or 0.0% of the total loan portfolio.

Loan Write-offs and Recoveries

2016 and 2015. There were $33.7 million of loans written-off in 2016 and $16.4 million of loans written-off in 2015. During 2016 and 2015, we booked recoveries against these write-offs of $280.0 thousand and $817.0 thousand, respectively.

See “Operations of CAF — Asset Quality” for further information regarding our asset quality. See “—Balance Sheet” above for details regarding the distribution of our loans by country and “Operations of CAF — Loan Portfolio” for details regarding the distribution of our loans by economic sector.

Liquidity

Effective as of September 2014, we updated our liquidity policy, which requires us to maintain sufficient liquid assets to cover at least 12 months of net cash requirements.

Net cash requirements under this new policy are calculated as follows:

(+)	Scheduled loan collections

(+)	Committed paid-in capital payments

(-)	Scheduled debt service

(-)	Committed disbursements

Our investment policy requires that at least 90% of our liquid assets be held in the form of investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization. The remaining portion of our liquid assets may be invested in non-investment grade instruments rated B-/Ba3/B or better by a U.S. nationally-recognized statistical rating organization. Our investment policy emphasizes security and liquidity over yield.

2016 and 2015. At December 31, 2016, our liquid assets consisted of $12.0 billion of cash, time deposits and securities, of which 97.5% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization; 22.1% of our liquid assets were invested in time deposits in financial institutions, 25.1% in commercial paper, 10.3% in corporate and financial institution bonds, 18.8% in certificates of deposit, 15.6% in U.S. Treasury Notes and 8.1% in other instruments including deposits in cash. At December 31, 2015, our liquid assets consisted of $10.8 billion of cash, time deposits and securities, of which 97.6% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization; 35% of our liquid assets were invested in time deposits in financial institutions, 15.9% in commercial paper, 13.0% in corporate and financial institution bonds, 10.9% in certificates of deposit, 17.6% in U.S. Treasury Notes and 7.6% in other instruments including deposits in cash.

As of December 31, 2016 our liquidity was distributed by country as follows: United States —32.3%, Japan — 12.8%, France — 8.4%, Germany — 7.8%, Australia — 6.3%, Switzerland — 4.8%, China — 3.1%, South Korea — 3.0%, Spain — 2.9%, United Arab Emirates — 2.4%, Chile, Netherlands and Canada — 2.1% each, Belgium — 2.0%, Supranationals — 1.5%, Qatar and Kuwait — 1.4% each, United Kingdom — 1.1%, Singapore — 0.9%, Sweden — 0.5%, Mexico — 0.4%, Colombia — 0.3%, Norway — 0.2%, New Zealand and Denmark— 0.1% each, and others — 0.1%.

Commitments and Contingencies

We enter into commitments and contingencies in the normal course of our business to facilitate our business and objectives. Commitments and contingencies include (1) credit agreements subscribed and pending disbursements, (2) lines and letters of credit for foreign trade, (3) equity investment agreements subscribed and (4) partial credit guarantees. For further discussion of these arrangements, see Note 24 (“Commitments and Contingencies”) to our audited financial statements in this prospectus.

Strategy and Capital Resources

Our business strategy is to provide financing for projects, trade and investment in the shareholder countries. Management expects our assets to grow in the future, which will increase our need for additional funding. Likewise, maturing debt obligations will need to be replaced. In addition to scheduled capital increases, management anticipates a need to increase funds raised in the international capital markets and to maintain funding through borrowings from multilateral and other financial institutions. While the substantial majority of our equity will continue to be held by full member shareholder countries, we intend to continue offering equity participation to associated shareholder countries through the issuances of Series “C” shares to such countries. See “Capital Structure”.

We intend to continue our programs to foster sustainable growth within the shareholder countries, and to increase our support for the private sector within its markets, either directly or through financial intermediaries. See “Operations of CAF”.

OPERATIONS OF CAF

CAF’s purpose is to foster and promote economic development, social development and integration within the shareholder countries through the efficient use of financial resources in conjunction with both private sector and public sector entities. To accomplish our objective, we primarily engage in short-, medium- and long-term loans and guarantees. To a lesser extent, we make limited equity investments in funds and companies, and provide technical and financial assistance, as well as administrative services for certain regional funds.

CAF also provides lending for projects in associated shareholder countries, including but not limited to projects that promote trade or integration with full member shareholder countries.

Business Management of CAF

Our business management is divided into two broad functions: client relationship management and financial management.

Client Relationship Management

Our client relationship management function is conducted by a group of relationship managers and sector and product specialists who are responsible for the development, structuring, appraisal and implementation of our lending activities. Clients are identified through direct contact, referrals from our representative offices and referrals from third parties such as shareholders, multilateral institutions, international financial institutions and other clients.

Our client relationship management function is currently fulfilled by the following five departments, each headed by a Vice President:

•	Country Programs, which is responsible for our relationships with governments, public sector corporations and financial institutions and for the development of a global approach to business activities in each of the shareholder countries;

•	Infrastructure, which is responsible for the financing of public and private infrastructure projects and the analysis of public policies within the different development sectors;

•	Productive and Financial Sectors, which is responsible for our relationships with public and private sector corporations and financial institutions;

•	Social Development, which is responsible for financings and investments in social areas and in micro, small and medium size enterprises; and

•	Energy, which is responsible for the financing of public and private energy projects and the analysis of public policies and market trends within the energy sector.

The client relationship management group is also responsible for reviewing and developing lending policies and procedures and for monitoring the quality of the loan portfolio on an ongoing basis. In these duties, the client relationship management group is assisted by our Credit Administration Office and our Corporate Comptroller Office.

Financial Management

Our financial management group is responsible for managing our funded debt, as well as our liquid assets. This group is responsible for developing, structuring, appraising and implementing our borrowing activities. It is also responsible for reviewing and developing policies and procedures for the monitoring of our financial well-being and for the proper management of liquidity. The financial management group is headed by the Vice President of Finance.

The asset distribution group is a part of the financial management group, and it has two basic responsibilities:

(1) structuring “A/B” loan transactions in which we loan a portion of the total amount and other financial institutions loan the remainder; and

(2) selling loans to international banks interested in increasing their exposure in the shareholder countries.

The staff of our financial management group works in close coordination with our client relationship managers. Our client relationship management group and financial management group are supported by the financial control and budget, human resources, information systems and legal departments.

Loan Portfolio

We extend medium-term and long-term loans to finance both public sector and private sector projects in the shareholder countries, either directly to a project or through a financial intermediary in a shareholder country that lends the funds to the appropriate project. To a lesser extent, we also provide loans to finance trade by and among the shareholder countries. Loans may be used for any component of a project, subject to exceptions relating to, among other things, the acquisition of land and the payment of taxes. We endeavor to concentrate our lending activities on national and multinational economic development projects, especially those involving electricity, gas and water supply, transport or communications in two or more shareholder countries and those that generate foreign exchange.

We provide credit lines to financial institutions in the shareholder countries. The purpose of these credit lines is to enable these institutions to finance projects that fall within our overall objectives, but that are not sufficiently large to justify our being directly involved in the project. The relevant financial institutions are thereby provided with funds that enable them to strengthen their financial resources within parameters previously agreed to with us. Under such multisectoral credit lines, we take the credit risk of the financial intermediary and also have recourse to the underlying borrowers. The financial intermediaries are responsible for repayment of their loans from us regardless of whether the underlying borrower repays the financial intermediary.

We endeavor to strengthen trade by and among shareholder countries and to assist companies in the shareholder countries to access world markets. Our trade-financing activities are complementary to those of the export credit agencies of shareholder countries because we finance qualifying import or export operations, whereas those agencies generally are limited to providing financing only for goods exported from the respective countries. Through trade-financing, we finance the movement of merchandise. We also provide credit support to trade activities through the confirmation of letters of credit in situations where the issuing local bank would not be perceived as sufficiently creditworthy by financial institutions in the beneficiary’s country.

In 1997, we began making a portion of our loans through an “A/B” loan program, where CAF acts as lender of record for the entire loan and sells non-recourse participations in the “B” portion of the loan to financial institutions. The “A” portion of the loan is made directly to the borrower by us. Under the “B” portion, financial institutions provide the funding and assume the credit risk; CAF does not provide funding under the “B” portion and, therefore, does not assume any credit risk. Because we act as the lender of record for the entire loan, thereby operating as the one official lender in the transaction, the borrower receives an interest rate that is generally lower than the rate available in the commercial markets. The lower interest rate is a result, among other factors, of the reduced inherent risk resulting from our status as a multilateral financial institution.

Our loan pricing is typically based on our cost of funds plus a spread to cover operational costs and credit risks. All sovereign-risk loans are made at the same spread for comparable maturities. Generally, our loans are made on a floating interest rate basis. Under certain exceptional circumstances, loans may be made at fixed interest rates, provided that the corresponding funding is obtained at fixed interest rates. We generally charge a loan origination fee up to 0.85% of the total loan amount and a commitment fee equal to 0.35% per annum on undisbursed loan balances. Substantially all loans are denominated in U.S. dollars.

Our policies generally require that loans to public sector entities have the benefit of sovereign guarantees. Exceptions have been made for a few highly-capitalized entities. Loans to private sector entities other than banks generally must have the benefit of bank or other guarantees, or other collateral acceptable to us.

At December 31, 2016, our total assets were $35.7 billion, of which $22.0 billion, or 61.6%, were disbursed and outstanding loans. At December 31, 2016, the “B” loan portion of our “A/B” loan transactions totaled $0.4 billion. The tables on loan exposure that follow reflect only the “A” portion of the respective “A/B” loan transactions since we only assume the credit risk of the “A” loan portion. Our management expects further loan growth to be funded by additional borrowings and deposits, retained earnings and planned capital increases.

Loans to Public and Private Sector Borrowers

Our total loan portfolio outstanding, classified by public sector and private sector borrowers, was as follows:

	At December 31,
	2016		2015	2014
	(in U.S.$ millions)
Public Sector	85.4%	18,773.3	16,822.7	15,564.1
Private Sector	14.6%	3,203.1	3,608.2	3,577.9

	100%	21,976.4	20,430.9	19,142.0

Fair value adjustments		0.7	(0.1)	2.1

		21,977.1	20,430.8	19,144.1

Loans by Borrowing Country

Our total loan portfolio outstanding, classified on a country-by-country basis, according to the location of the borrower, was as follows:

	At December 31,
	2016		2015	2014
	(in U.S.$ millions)
Argentina	12.9%	2,839.9	2,771.3	2,718.0
Bolivia	10.1%	2,211.1	2,027.0	1,909.5
Brazil	9.0%	1,984.1	2,060.1	1,932.4
Colombia	10.6%	2,339.2	2,080.2	1,768.6
Ecuador	15.1%	3,317.9	3,044.6	2,824.5
Panama	6.7%	1,464.3	1,288.0	1,254.5
Paraguay	1.5%	337.1	290.5	249.3
Peru	10.3%	2,274.5	2,298.0	2,333.1
Uruguay	4.3%	935.3	654.8	509.2
Venezuela	15.1%	3,320.8	3,094.4	3,001.6
Other(1)	4.3%	952.1	822.1	641.1

	100.0%	21,976.4	20,430.9	19,142.0

Fair value adjustments		0.7	(0.1)	2.1
Total		21,977.1	20,430.8	19,144.1

(1)	Principally loans outside the full member shareholder countries at December 31, 2016.

Loans Approved and Disbursed by Country

Our loan approval process is described under “— Credit Policies.” After approval, disbursements of a loan proceed in accordance with the contractual conditions of the loan agreement.

Set forth below is a table of the amount of loans approved and loans disbursed, classified by country, for each of the years indicated:

	Approved			Disbursed(1)
	2016	2015	2014	2016	2015	2014
	(in U.S.$ millions)			(in U.S.$ millions)
Argentina	705.5	694.0	674.0	485.9	481.0	560.0
Bolivia	643.8	574.8	625.2	407.2	314.8	322.2
Brazil	1,370.6	1,234.5	1,903.2	1,725.9	677.5	728.1
Colombia	2,133.6	2,419.7	1,552.0	1,514.9	1,221.4	1,080.7
Ecuador	766.8	1,013.8	799.7	711.4	754.0	636.8
Panama	595.0	526.7	298.8	223.3	154.9	419.9
Paraguay	622.3	307.3	181.1	82.3	102.2	96.0
Peru	2,138.6	2,365.8	2,414.9	1,039.2	544.8	525.3
Trinidad & Tobago	300.0	0.0	0.0	0.0	0.0	0.0
Uruguay	1,308.3	588.4	753.6	325.0	199.6	243.9
Venezuela	541.0	500.9	474.7	524.9	364.0	276.4
Others(2)	1,938.8	2,028.9	2,047.1	1,385.6	1,130.4	1,218.2

Total	13,066.3	12,254.8	11,724.3	8,425.5	5,944.6	6,107.5

(1)	Includes short-term loans in the amounts of $ 4,909.5 million, $2,904.7 million and $3,058.6 million and for the years ended December 31, 2016, 2015 and 2014, respectively.
(2)	Loans outside the full member shareholder countries at December 31, 2016.

During the year ended December 31, 2016, the increase (decrease) of our loan portfolio by country compared to the year ended December 31, 2015 was as follows: Argentina, 2.5%; Bolivia, 9.1%; Brazil, (3.7)%; Colombia, 12.5%; Ecuador, 9.0%; Panama, 13.7%; Paraguay, 16.0%; Peru, (1.0)%; Uruguay, 42.8%; and Venezuela, 7.3%. The growth of the loan portfolio reflects loan approvals as a result of higher demand from shareholder countries and our increased share of infrastructure financings in the region. Loans to associated shareholder countries holding Series “C” shares (as described under “Capital Structure — General”) totaled $952.1 million in 2016, compared to loans to associated shareholder countries holding Series “C” shares totaling $822.1 million and $641.1 million in 2015 and 2014, respectively.

Management anticipates that our loan portfolio will continue to grow as a result of our strategy to expand our shareholder base, both by issuing shares to new shareholder countries and by additional capital subscriptions by existing shareholder countries, which may result in increased loan demand for projects in such countries.

Distribution of Loans by Industry

At December 31, 2016, our loan portfolio outstanding was distributed by industry as follows:

	Argentina	Bolivia	Brazil	Colombia	Ecuador	Panama	Paraguay	Peru	Uruguay	Venezuela	Others(2)	Total by Sector	% of Total
	(in U.S.$ millions)
Agriculture, hunting and forestry	68.6	15.2	66.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	150.0	0.7%
Manufacturing industry	29.4	0.0	88.7	0.0	59.0	0.0	38.5	0.0	0.0	0.0	0.0	215.5	1.0%
Supply of electricity, gas and water	1,411.6	458.3	205.7	88.9	776.9	230.7	65.9	633.6	739.3	2,597.0	106.6	7,314.5	33.3%
Transport, warehousing and communications	928.8	1,453.5	1,080.9	441.2	727.7	961.5	127.8	1,133.7	192.0	354.4	156.4	7,557.8	34.4%
Financial intermediaries(1)	75.0	104.1	366.5	757.4	119.5	254.7	11.0	308.1	0.0	0.0	497.7	2,494.2	11.3%
Social and other infrastructure programs	324.0	180.0	73.9	1,051.7	1,610.0	17.4	93.9	199.1	0.0	369.4	186.3	4,105.7	18.7%
Other activities	2.6	0.0	102.1	0.0	24.9	0.0	0.0	0.0	4.0	0.0	5.0	138.6	0.6%

Total	2,839.9	2,211.1	1,984.1	2.339.2	3,317.9	1,464.3	337.1	2,274.5	935.3	3,320.8	952.1	21,976.4	100%

(1)	Multisectoral credit lines to public sector development banks, private banks and other institutions.
(2)	This column includes loans outside the full member shareholder countries at December 31, 2016.

Maturity of Loans

At December 31, 2016, our outstanding loans were scheduled to mature as follows:

	2017	2018	2019	2020	2021	2022-2032
	(in U.S.$ millions)
Principal amount	4,174.3	2,142.0	2,303.0	2,061.9	1,933.0	9,362.2

Ten Largest Borrowers

The following table sets forth the aggregate principal amount of loans to our ten largest borrowers, and the percentage such loans represented of the total loan portfolio, at December 31, 2016:

Borower	Amount	As a Percentage of Total Loan Portfolio
	(in U.S.$ millions)
Bolivarian Republic of Venezuela	3,320.8	15.1%
Republic of Ecuador	2,700.7	12.3%
Republic of Argentina	2,623.4	11.9%
Plurinational State of Bolivia	2,088.2	9.5%
Republic of Peru	1,565.7	7.1%
Republic of Colombia	1,383.4	6.3%
Republic of Panama	893.6	4.1%
State of Rio de Janeiro	537.2	2.4%
The National Administration of Power Plants and Electrical Transmissions — UTE	308.6	1.4%
Panama Canal Authority	300.0	1.4%

	15,721.7	71.5%

Selected Projects

Set out below are examples of projects approved by CAF during 2016 and the respective loan approval amounts.

Argentina

Republic of Argentina/Construction of water purifying plant in La Plata, Berisso and Esenada — $119.0 million loan to finance the improvement of access, quality and provision of potable water services in the Province of Buenos Aires.

Bolivia

Plurinational State of Bolivia/Roadwork projects El Salto-Monteagudo and the Cazaderos and Cazaderitos tunnels — $220.0 million loan to improve the road infrastructure for the integration between the south-west regions of the country.

Brazil

Municipality of Goiânia/Sustainable city program in Goiânia — $100.0 million loan for the improvement of urban mobility and access to essential public health services through multiple integrated actions.

Colombia

Banco de Comercio Exterior de Colombia (Bancoldex) / Non-revolving contingent line of credit program — $260.0 million loan to finance trade operations, working capital and investment and capital goods.

Ecuador

Republic of Ecuador/Energy sectorial loan — $300.0 million loan to upgrade the electricity distribution system in order to reduce the average cost of generation and the consumption fees.

Panama

Republic of Panama/Higher technical education project for the East region of Panama — $150.0 million loan for the construction, design and startup of the first technical institute for higher education in the country.

Paraguay

Republic of Paraguay/Improvement project of the electricity system in the Metropolitan area of Paraguay — $150.0 million loan to improve the transmission and distribution capacity of the electrical system of the metropolitan area of Asunción as well as the Caaguazú and Alto Paraná district.

Peru

Republic of Peru/Contingent credit line — $400 million loan to support the country’s financing needs to be used in the event it cannot access the international debt markets under conditions consistent with its strategy.

Trinidad and Tobago

Republic of Trinidad and Tobago / Strategic support to consolidate fiscal management in the medium term — $300.0 million to support the design and implementation of the national budget in 2016 and 2017.

Uruguay

Oriental Republic of Uruguay/Non-revolving contingent line of credit — $500.0 million loan to support the national government’s strategy for management of its public debt, to be used in the event it cannot access the international debt markets under conditions consistent with its strategy.

Venezuela

Bolivarian Republic of Venezuela/Habitat and urban development loan — $400.0 million loan to finance existing investment projects related to habitat and urban development across the country.

Other Activities

Treasury Operations

Our investment policy requires that at least 90% of our liquid assets be held in the form of investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization. The remaining portion may be invested in unrated or non-investment grade instruments rated B-/Ba3/B- or better by a U.S. nationally-recognized statistical rating organization. At December 31, 2016, our liquid assets amounted to $12.0 billion of which 22.1% were invested in time deposits in financial institutions, 25.1% in commercial paper, 10.3% in corporate and financial institution bonds, 18.8% in certificates of deposit, 15.6% in U.S. Treasury Notes and 8.1% in other instruments.

Equity Shareholdings

We may acquire equity shareholdings in new or existing companies within the shareholder countries, either directly or through investment funds focused on Latin America. Our equity participation in any one company is limited to 1% of our shareholders’ equity. Our policies do not permit us to be a company’s largest individual shareholder. In addition, the aggregate amount of our equity investments cannot exceed 10% of our shareholders’ equity. At December 31, 2016, the carrying value of our equity investments totaled $386.1 million, representing 3.7 % of our shareholders’ equity. At December 31, 2016, 76.3% of our equity portfolio was held through investment funds.

Credit Guarantees

We have developed our credit guarantee product as part of our role of attracting international financing for our shareholder countries. As such, we may offer guarantees of private credit agreements or we may offer public guarantees of obligations of the securities of third party issuers. We generally offer only partial credit guarantees with the intention that private lenders or holders of securities share the risk along with us.

The emphasis of the credit guarantees is to aid in the financing of public sector projects, though we do not have any internal policies limiting our credit guarantees to public sector projects. Also, although we generally intend to guarantee approximately 25% of the financing for a given project, we may guarantee up to the full amount of the financing, subject to our other credit policies. Our internal policies limit the aggregate outstanding amount of our credit guarantees to a maximum amount equivalent to 20% of our total equity. The amount of credit guarantees outstanding was $185.4 million at December 31, 2016. Those credit guarantees represent 1.8% of our total equity and include guarantees issued for a public sector project in Bolivia, a public sector project in Peru and for several private sector companies that are operating in Argentina, Brazil, Mexico, Peru, Uruguay and Spain.

Promotion of Regional Development

As part of our role in advancing regional integration, we evaluate on an ongoing basis new investment opportunities intended to benefit the shareholder countries. We also provide technical and financial assistance for the planning and implementation of binational and multinational projects, help obtain capital and technology for these projects, and assist companies in developing and implementing modernization, expansion and organizational development programs.

Fund Administration

In 2016, we acted as fund administrator for several funds funded by third parties and by our shareholders, the net assets of which totaled $418.5 million at December 31, 2016. CAF has no residual interest in the net assets of the special funds.

Each year, these funds were usually recapitalized by our shareholders through contributions made from CAF’s prior year’s net income

In 2016, the Stockholders’ Assembly approved the contribution of up to a maximum amount of US$ 72,000 to Stockholders’ Special Funds. Management was authorized to contribute to Stockholders’ Special Funds during the fiscal year 2016 and to recognize these contributions as expenses. The same amount was approved by the Stockholders’ Assembly in 2015. In 2016 and 2015, such contributions to these funds were $68.0 million and $54.0 million, respectively, and expensed as previously described. In 2014, such contribution to these funds was $69.0 million and accounted for as distributions from net income of 2013. These funds are not part of CAF’s accounts.

At December 31, 2016, the principal funds were the Technical Co-operation Fund, the Human Development Fund, the Compensatory Financing Fund, the Fund for the Development of Small and Medium Enterprises and the Latin American Carbon Program.

Technical Cooperation Fund

At December 31, 2016, the Technical Cooperation Fund had a balance of $42.8 million. The purpose of this fund is to finance research and development studies that may lead to the identification of project investment opportunities and also, on occasion, to provide grants that are typically less than $100,000 each to facilitate the implementation of those projects.

Human Development Fund

At December 31, 2016, the Human Development Fund had a balance of $10.2 million. This fund is devoted to assisting projects intended to promote sustainable development in socially excluded communities, as well as to support micro-enterprises through the financing of intermediary institutions that offer direct loans to rural and urban micro-entrepreneurs.

Compensatory Financing Fund

At December 31, 2016, the Compensatory Financing Fund had a balance of $258.3 million. This fund was created to provide interest rate compensation of certain loans granted by us when a project providing social or developmental benefits is otherwise unable to sustain market interest rates. For more information, see Note 26 (“Special Funds and Other Funds Under Management”) to our audited financial statements in this prospectus.

Fund for the Development of Small and Medium Enterprises

At December 31, 2016, the Fund for the Development of Small and Medium Enterprises had a balance of $62.5 million. The purpose of this fund is to finance and, in general, support initiatives that aid the development of an entrepreneurial class in our shareholder countries.

Latin American Carbon, Clean Alternative Energy Program

At December 31, 2016, the Latin American Carbon Program had a balance of $5.7 million. This program is dedicated to the implementation of market mechanisms that allow developing countries to participate in the environmental services market. The program is engaged in the emerging greenhouse gas reductions market in Latin America and the Caribbean through several mechanisms, including those allowed by the Kyoto Protocol.

Credit Policies

The Constitutive Agreement limits the total amount of disbursed and outstanding loans, guarantees and equity investments to 4.0 times stockholders’ equity. Our actual ratio on December 31, 2016 was 2.2 times stockholders’ equity.

We apply commercial banking standards for credit approvals and maintain policies and procedures regarding risk assessment and credit policy. Relationship managers perform an initial screening of each potential client and transaction to ensure that the proposed extension of credit falls within our policies. Proposed project loans are evaluated in accordance with our Operational Policies, which set out detailed eligibility and evaluation guidelines. Loans to a private sector borrower are approved taking into consideration both the individual loan and the total exposure to the borrower.

The Loans and Investments Committee recommends approvals of loans and investments. The members of this Committee are the Vice Presidents, the General Counsel and the Head of Credit Administration. The committee is chaired by the Executive Vice President. The Secretary of the Committee is an officer from the Credit Administration Office. The Executive President, upon the recommendation of the Loans and Investments Committee, may approve (a) loans of up to $75.0 million for sovereign credits, (b) loans of up to $50.0 million for private credits, (c) investments of up to $25.0 million in the case of equity investments, (d) investments of up to 1% of total liquid assets of any issuer (unless the issuer is: (i) at least investment grade, in which case the investment may be up to 5% of the issuer’s total liquid assets, (ii) a government or governmental institution with an investment grade rating of at least AA+, in which case the investment may be up to 7% of the issuer’s total liquid assets, or (iii) the US Treasury or the Bank for International Settlements, in which case CAF’s investment in notes, bills or bonds may be up to 50% of total liquid assets for each issuer), and (e) technical cooperation credits of up to $1.0 million. The Executive Committee of our Board of Directors or the Board of Directors itself may approve (a) loans of up to $150.0 million for sovereign credits, (b) loans of up to $80.0 million for private credits, (c) investments of up to $50.0 million for equity investments, (d) investments of up to 2.5% of the total liquid assets for any issuer (unless the issuer is: (i) at least investment grade, in which case the investment may be up to 10% of the issuer’s total liquid assets, or (ii) a government or governmental institution with an investment grade rating of at least AA+, in which case the investment may be up to 12% of the issuer’s total liquid assets), and (e) technical cooperation credits of up to $2.0 million. Loans and investments in excess of the aforementioned Executive Committee’s limits require the approval of our Board of Directors.

Our policies also impose limitations on loan concentration by country and by type of risk. Loans to entities in any one full member shareholder country may not exceed either 25% of our loan portfolio or 100% of our shareholders’ equity. Aggregate loans to entities in any associated shareholder country currently may not exceed eight times the total of such country’s paid-in capital contribution to us plus any assets entrusted by the country to us under a fiduciary relationship. This limit does not apply to trade loan financing with full member shareholder countries. Additionally, no more than four times the country’s paid-in capital contribution to us plus any assets entrusted to us under a fiduciary relationship may be committed to operations essentially national in character. The same limitation applies to our total loan portfolio in relation to our shareholders’ equity. Loans to a public sector or mixed-capital entity not considered a sovereign risk are limited in the aggregate to 15% of our shareholders’ equity. Additionally, the exposure to any individual private sector entity or to an economic group is limited to 2.35% and 3.5%, respectively, of our total loan portfolio.

Operations in which we extend credit to entities in Series “C” shareholder countries must generally be related to activities of such entities in, or related to, the full member shareholder countries. Notwithstanding the above, the aggregate total of outstanding loans in all such countries may not exceed 15% of CAF’s total loan portfolio.

Our policies permit us to provide up to 100% of the total project costs with respect to short-term loans. For medium-and long-term loans, we determine the appropriate level of financing on a case-by-case basis; however, limited-recourse financing in such loans may not exceed 50% of project costs. In practice, however, we typically limit our loans to a smaller percentage of total project costs and generally require a larger percentage of financial support by the borrower than required by our credit policies.

Asset Quality

We classify a loan as overdue whenever payment is not made on its due date. We charge additional interest on the overdue payment from the due date and immediately suspend disbursements on all loans to the borrower and to any other borrowers of which the overdue borrower is a guarantor. The entire principal amount of a loan is placed in non-accrual status when collection or recovery is doubtful or when any payment, including principal, interest, fees or other charges in respect of the loan, is more than 90 days overdue in the case of a private sector loan or more than 180 days overdue in the case of a public sector loan. Interest and other charges on non-accruing loans are included in income only to the extent that payments have actually been received by us.

At December 31, 2016, there were $7.5 million of loans overdue and $120.8 million of loans in non-accrual status. At December 31, 2015, there were $0.0 million of loans overdue and $0.0 million of loans in non-accrual status. For the years ended December 31, 2016 and 2015, there were $4.5 million and $0.0 million, respectively, of overdue interest or other charges in respect of non-accrual status loans excluded from net income.

At December 31, 2016, there were $33.7 million of loan write-offs. We have not suffered any individually significant losses on our loan portfolio. Although our loans do not enjoy any legal preference over those of other creditors, we do enjoy a de facto preferred creditor status arising from our status as a multilateral financial institution and from the interest of our borrowers in maintaining their credit standing with us. Although some of our shareholder countries have restructured their sovereign debt obligations, none of them have ever defaulted on their debt obligations to CAF.

Quality of Loan Portfolio

The following table shows our overdue loan principal, loans in non-accrual status, and the total allowance for loan losses and their percentages of our total loan portfolio at the respective dates indicated, as well as loans written-off during each period.

	At December 31,
	2016	2015	2014
	(in U.S.$ millions)
Total loan portfolio	21,977.1	20,430.8	19,144.1
Overdue loan principal	7.5	—	—
Loans in non-accrual status	120.8	—	16.5
Loans written-off during period	33.7	16.4	4.1
Allowance for loan losses	63.7	58.9	55.8
Trouble debt restructured	44.2	—	—
Overdue principal payment as a percentage of loan portfolio (excluding non- accrual loans)	0.03%	—	—
Non-accrual loans as a percentage of loan portfolio	0.55%	0.00%	0.09%
Allowance for loan losses as a percentage of loan portfolio	0.29%	0.29%	0.29%

FUNDED DEBT

Funding Strategy

We raise funds for operations primarily in the international financial markets, although a relatively small part is raised within our shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio. In order to diversify our funding sources and to offer potential borrowers a wide range of credit facilities, we raise funds through bond issues in both the shareholder countries and the international capital markets. We also take deposits and obtain loans and credit lines from central banks, commercial banks and, to the extent of imports related to projects funded by us, export credit agencies.

Within the shareholder countries, we raise funds from central banks and financial institutions and by means of regional bond issues. Outside Latin America and the Caribbean, we obtain funding from public sector development and credit agencies, from development banks, from various North American, European and Asian commercial banks, from capital markets and from the U.S. and European commercial paper markets.

Sources of Funded Debt

The breakdown of our outstanding funded debt, both within and outside the shareholder countries, at each of the dates indicated below, was as follows:

	At December 31,
	2016	2015	2014
	(in U.S.$ millions)
Within the shareholder countries:
Term deposits	3,098.9	2,700.2	3,696.5
Loans and lines of credit	35.5	56.2	53.4
Bonds	225.6	233.1	243.0

	3,360.0	2,989.5	3,992.9
Outside the shareholder countries:
Deposits, acceptances and advances, commercial paper and repurchase agreements	2,112.7	2,589.9	1,853.3
Loans and lines of credit	1,389.6	1,398.8	1,447.8
Bonds	17,847.9	15,439.2	13,645.5

	21,350.2	19,427.8	16,946.6
	24,710.2	22,417.3	20,939.5
Variation effect between spot and original FX rate	(1,363.8)	(1,255.4)	(719.2)

Fair value adjustments on hedging activities	459.54	650.4	704.1

Origination costs	(27.5)	(30.7)	(36.5)

Total	23,778.4	21,781.6	20,887.9

Maturity of Funded Debt

The breakdown of our outstanding funded debt, by instrument and maturity, at each of the dates indicated below was as follows:

	At December 31,
	2016	2015	2014
	(in U.S.$ millions)
Term deposits:
Up to 1 year	3,098.9	2,700.2	3,696.5
Acceptances, advances and commercial paper and repurchase agreements:
Up to 1 year	2,112.7	2,589.9	1,853.3
Loans and lines of credit:
Up to 1 year	111.9	476.2	246.0
Between 1 and 3 years	698.6	310.9	547.1
Between 3 and 5 years	247.7	248.5	297.9
More than 5 years	366.8	419.3	410.2

	1,425.1	1,454.9	1,501.2
Bonds:
Up to 1 year	2,080.2	1,561.3	1,264.5
Between 1 and 3 years	4,657.3	4,313.2	3,647.5
Between 3 and 5 years	4,145.6	2,208.0	2,252.4
More than 5 years	7,190.4	7,589.8	6,724.1

	18,073.5	15,672.3	13,888.5
Totals:
Up to 1 year	7,403.7	7,327.6	7,060.3
Between 1 and 3 years	5,355.9	4,624.1	4,194.6
Between 3 and 5 years	4,393.3	2,456.5	2,550.3
More than 5 years	7,557.2	8,009.1	7,134.3

	24,710.2	22,417.3	20,939.5
Variation effect between spot and original FX rate	(1,363.8)	(1,255.4)	(719.2)
Fair value adjustments on hedging activities	459.5	650.4	704.1
Originating costs	(27.5)	(30.7)	(36.5)

Total	23,778.4	21,781.6	20,887.9

Our financial liabilities are primarily U.S. dollar-based: 60.2% of our total financial liabilities, or 99.3% of financial liabilities after swaps, were denominated in U.S. dollars at December 31, 2016. The principal amount of non-U.S. dollar financial liabilities outstanding at December 31, 2016 included 4,044.2 million Euros, 34,000.0 million Yen, 2,500.0 million Swiss Francs, 221,750.0 million Colombian Pesos, 4,257.0 million Hong Kong Dollars, 1,317.1 million Mexican Pesos, 49.0 million Peruvian Nuevos Soles, 4,200 million Norwegian Kroner, 349.0 million Turkish Lira, 843.0 million South African Rand and 890.0 million Australian Dollars; all of these non-U.S. dollar financial liabilities are swapped or otherwise hedged into U.S. dollars.

DEBT RECORD

We have never defaulted on the payment of principal of, or premium or interest on, any debt security we have issued, and we have always met all of our debt obligations on a timely basis.

ASSET AND LIABILITY MANAGEMENT

We reduce our sensitivity to interest rate risk by extending our loans on a floating rather than a fixed interest rate basis. At December 31, 2016, 99.2% of our outstanding loans were based on LIBOR and subject to interest rate adjustments at least every six months. The liabilities that fund these loans are also contracted at, or swapped into, floating interest rates. When we make loans at fixed interest rates, we also obtain the corresponding funding on a fixed interest rate basis.

We require that counterparties with which we enter into swap agreements be rated “A+/A1” or better by two U.S. nationally recognized statistical rating organizations or have signed a credit support agreement (resulting in the corresponding exchange of collateral), at the time of entering into the swap agreement. At December 31, 2016, we were party to swap agreements with an aggregate notional amount of $18.2 billion.

We seek, to the extent possible under prevailing market conditions, to match the maturities of our liabilities to the maturities of our loan portfolio. At December 31, 2016, the weighted average life of our financial assets was 3.9 years and the weighted average life of our financial liabilities was 5.0 years. Based on our asset and liability structure at December 31, 2016, we have a positive cumulative gap over a 10 year horizon. This positive gap denotes asset sensitivity, which means that decreases in the general level of interest rates should have a negative effect on our net financial income and, conversely, increases in the general level of interest rates should have a positive effect on our net financial income.

Our management expects the weighted average life of our financial assets to increase gradually, as we make more long-term loans for infrastructure development and similar purposes. At the same time, our management expects that the weighted average life of our liabilities will also increase as a result of our strategy of increasing our presence in the international long-term bond market as market conditions permit.

At December 31, 2016, 99.8% of our assets and 60.2% of our liabilities were denominated in U.S. dollars, with the remainder of our liabilities being denominated principally in Euro, Yen, Hong Kong Dollar, Australian Dollar, Norwegian kroner, Turkish lire, South African rand and Swiss Francs, which liabilities were swapped. After swaps, 93.3% of our liabilities were denominated in U.S. dollars. Generally, funding that is contracted in currencies other than the U.S. dollar is swapped into U.S. dollars. In some cases, we extend our loans in the same non-U.S. dollar currencies as debt is incurred in order to minimize exchange risks. Our shareholders’ equity is denominated entirely in U.S. dollars.

Our treasury asset and liability management involves managing liquidity, funding, interest rate and exchange rate risk arising from non-trading positions through the use of on-balance sheet instruments. Our external asset managers use derivatives to hedge the interest and exchange rate risk exposures of our non-U.S. dollar denominated investments. Our policy is that our total exposure on trade derivatives should not exceed 3% of liquid investments. See Note 21 (“Derivative Financial Instruments and Hedging Activities”) to our audited financial statements in this prospectus.

ADMINISTRATION

We are governed and administered by the bodies and officials detailed below:

Shareholders’ General Meeting

The shareholders’ general meeting is the ultimate decision-making body within CAF. Shareholders’ general meetings can be ordinary or extraordinary and are governed by the requirement for the presence of a quorum and compliance with other conditions set out in the Constitutive Agreement.

Shareholders’ ordinary general meetings are held once a year, within 90 days of the close of the financial year, and are convened by the Executive President. The shareholders’ ordinary general meeting:

(1) considers the Board of Directors’ annual report and our financial statements, receives the independent auditors’ report and allocates our net income;

(2) constitutes special funds for particular purposes;

(3) elects the Board of Directors according to the Constitutive Agreement;

(4) appoints external auditors;

(5) determines compensation for the Board of Directors and the external auditors; and

(6) may consider any other matter expressly submitted to it which is not within the purview of any other body of CAF.

Shareholders’ extraordinary general meetings may be convened after a call has been made at the initiative of the Board of Directors, or the Executive President, or at least 40% of Series “A” shareholders or any shareholders representing at least 25% of paid-in capital. The shareholders’ extraordinary general meeting may:

(1) increase, reduce or replenish our capital in accordance with the Constitutive Agreement;

(2) dissolve CAF;

(3) change the headquarters of CAF when the Board of Directors so proposes; and

(4) consider any other matter that has been expressly submitted to it that is not within the purview of any other body of CAF.

Resolutions before shareholders’ ordinary general meetings are passed by the votes of at least 60% of Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting. Resolutions passed at shareholders’ extraordinary general meetings (including a decision to dissolve CAF) require the votes of 80% of Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting, except for resolutions concerning modifications to the structure of the Board of Directors in which case an affirmative vote of all Series “A” shareholders is required, together with a majority of the votes of the other shares represented at the meeting. In the event of adjournment for lack of a quorum, which consists of at least 80% of Series “A” shareholders and a simple majority of the other shareholders, at either an ordinary or extraordinary general meeting, two Series “A” shareholders, plus a majority of the other shares represented at the meeting, may deliberate and approve decisions at a reconvened meeting.

Board of Directors

Our Board of Directors is composed of 19 directors, each of whom is elected for a term of three years and may be re-elected. Each of the Series “A” shareholders is represented by one director. Five directors represent the governments or governmental institutions holding Series “B” shares and one director represents the private financial institutions holding Series “B” shares. Holders of Series “C” shares are entitled to elect two directors. In the event of a vacancy in a director position, the corresponding alternate director serves as director until such vacancy has been filled. Responsibilities of our Board of Directors include:

(1) establishing and directing our credit and economic policies;

(2) approving our budget;

(3) approving our borrowing limits;

(4) approving credits granted by us in excess of a specified limit;

(5) establishing or modifying internal regulations; and

(6) appointing the Executive President.

All of our directors are non-executive. As of the date of this prospectus, the composition of the Board of Directors was as follows:

Directors (and their Alternates) representing Series “A” shareholders:

Argentina	Luis Caputo (Felix Martin Soto)	Minister of Finance (Sub Secretary of International Financial Affairs from the Ministry of Economics and Public Finance)
Bolivia	Mariana Prado (Harley Rodríguez Téllez)	Minister of Development Planning (Vice Minister of Public Investment and External Financing)
Brazil	Dyogo Henrique de Oliveira (Jorge Saba Arbache Filho)	Minister of Planning, Budget and Management (Secretary of International Affairs from the Ministry of Planning, Budget and Management)
Colombia	Mauricio Cardenas (María Claudia Lacouture)	Minister of Treasury and Public Credit (Minister of Commerce, Industry and Tourism)
Ecuador	María Soledad Barrera	President of the Board of Directors of Corporación Financiera Nacional
	(Roberto Murillo)	(General Manager of Corporación Financiera Nacional)
Panama	Dulcidio de La Guardia (Iván Zarak)	Minister of Economics and Finance (Vice Minister of Finance)
Paraguay	Santiago Peña Palacios (Lea Giménez)	Minister of Treasury (Vice Minister of Economy)
Peru	Alfredo Thorne (Rossana Polastri Clark)	Minister of Economy and Finance (Vice Minister of Treasury)
Trinidad and Tobago	Colm Imbert (Alvin Hilaire)	Minister of Finance (Governor of the Central Bank of Trinidad and Tobago)
Uruguay	Danilo Astori (Mario Bergara)	Minister of Economy and Finance (President of Banco Central del Uruguay)
Venezuela	Ramón Lobo	Minister of the Popular Power of Economy and Finance
	(Raquel Hernández Ovalles)	(Chief of the National Office of Public Credit, Ministry of Economy and Finance)

Directors (and their Alternates) representing Series “B” shareholders:

Bolivia	Luis Alberto Arce	Minister of Economy and Finance
	(Sergio Cusicanqui)	(Vice Minister of Treasury and Public Credit)
Colombia	Juan José Echavarría Soto	General Manager of Banco de la República
	(Simón Gaviria)	(Director of the National Planning Department)
Ecuador	Patricio Rivera	Minister of Finance
	(Madeleine Abarca)	(General Manager of the Central Bank of Ecuador)
Peru	Pedro Grados Smith	General Manager of Corporación Financiera de Desarrollo (COFIDE)
	(Claudia Cooper Fort)	(Vice Minister of Economy)
Venezuela	Simón Alejandro Zerpa	President of Banco de Desarrollo Económico y Social of Venezuela — BANDES
	(Xabier León)	(Executive Vice President of Banco de Desarrollo Económico y Social of Venezuela — BANDES)
Private Financial Institutions	Gustavo Julio Vollmer Acedo	President Mercantil C.A., Banco Universal de Venezuela
	(Julio León Prado)	(President of the Board of Directors Banco Bisa, S.A.)

The directors representing the Series “C” shareholders are Luis de Guindos Jurado, Minister of Economy and Competitiveness for Spain and José Antonio Meade, Secretary of Finance and Public Credit for Mexico. Their alternates are Donald Guerrero Ortiz, Minister of Treasury for the Dominican Republic, and Eduardo Bitran Colodro, Executive Vice President of Corporación de Fomento de la Producción (CORFO) for Chile, respectively.

The business address of each of the directors and each of the alternate directors listed above is Torre CAF, Piso 9, Avenida Luis Roche, Altamira, Caracas, Venezuela.

Our Board of Directors annually elects a Chairman to preside over the meetings of the Board of Directors and the shareholders’ general meeting. Luis Alberto Arce is the current Chairman until March 31, 2018.

Executive Committee

The Board of Directors delegates certain functions, including credit approvals within specified limits, to the Executive Committee. This Committee is composed of one director from each full member shareholder country, plus one director representing all of the Series “C” shareholders, and CAF’s Executive President, who presides over the Committee unless the Chairman of the Board of Directors is part of the Committee, in which case he or she will preside.

Executive President

The Executive President is our legal representative and chief executive officer. He is empowered to decide all matters not expressly reserved to the shareholders’ general meeting, the Board of Directors or the Executive Committee. The Executive President is elected by the Board of Directors for a period of five years and may be re-elected.

In December 2016, Luis Carranza Ugarte was elected Executive President of CAF for the next five-year period (April 2017 to March 2022). Previously, the Executive President was L. Enrique Garcia, who led the Institution for more than 25 years (December 1991 to March 2017). Mr. Carranza is a renowned Peruvian economist who served as the Minister of Economy and Finance in his country on two occasions. He also worked at the International Monetary Fund and was chief economist for Latin America and Emerging Markets for BBVA in Spain, among other positions. Prior to becoming the Executive President of CAF, he was the director of the Center of Competitiveness for Development of the San Martín de Porres University.

Officers

Luis Carranza Ugarte	Executive President and Chief Executive Officer
Luis Enrique Berrizbeitia	Executive Vice President
Lilliana Canale	Corporate Vice President of Country Programs
Antonio Juan Sosa	Corporate Vice President of Infrastructure
Gustavo Ardila	Corporate Vice President of Productive and Financial Sectors
Hamilton Moss de Souza	Corporate Vice President of Energy
Hugo Sarmiento Kohlenberger	Corporate Vice President of Finance and Chief Financial Officer
José Carrera	Corporate Vice President of Social Development
Ricardo Sigwald	General Counsel
Marcelo Zalles	Controller

Employees

At December 31, 2016, we employed 616 professionals and 98 support staff. The senior positions of Executive Vice President, Vice President of Finance, Vice President of Country Programs, Vice President of Infrastructure, Vice President of Productive and Financial Sectors, Vice President of Development Strategies and Public Policies, Vice President of Social and Environmental Development, and Vice President of Energy are appointed by the Executive President, subject to ratification by the Board of Directors.

Our management believes that the salaries and other benefits of our professional staff are competitive and that the local support staff is paid at levels above the prevailing local rates. Although we are not subject to local labor laws, we provide our employees with benefits and safeguards at least equivalent to those required under the law of the country where they normally work and reside. We offer technical and professional training opportunities through courses and seminars for our employees. Management considers its relationship with CAF’s employees to be good. There is no employee union and there have been no strikes in the history of CAF.

THE FULL MEMBER SHAREHOLDER COUNTRIES

Certain of the following information has been extracted from publicly available sources. We have not independently verified this information.

The region occupied by the full member shareholder countries is bordered by the Atlantic Ocean on the east, the Caribbean Sea on the north and the Pacific Ocean on the west, and covers approximately 13,245 million square kilometers in South America (approximately 74% of the South American continent).

Selected Demographic and Economic Data

The following table presents selected demographic and economic data for the full member shareholder countries for the years indicated:

	Argentina	Bolivia	Brazil	Colombia	Ecuador	Panama	Paraguay	Peru	Uruguay	Venezuela
Population (in millions)(1)(2)
2015	43.6	11.5	204.5	48.2	16.3	4.0	7.0	31.9	3.4	30.9
2014	41.8	10.8	202.0	48.9	16.0	3.9	6.9	30.8	3.4	30.9
2013	41.4	10.7	200.4	48.3	15.7	3.9	6.8	30.4	3.4	30.4

	Argentina	Bolivia	Brazil	Colombia	Ecuador	Panama	Paraguay	Peru	Uruguay	Venezuela
GDP (U.S.$ in millions)(2)
2015	578,705	33,537	1,799,612	274,189	98,925	47,473	29,065	179,911	54,968	131,534
2014	540,164	34,425	2,353,025	384,901	100,755	43,784	29,704	202,948	55,143	205,787
2013	622,054	30,824	2,391,029	378,415	94,473	40,393	28,334	202,394	55,708	218,433

GDP per capita (U.S.$ in millions)(2)
2015	13,428.32	2,914.69	8,802.17	5,687.48	6,076.93	11,849.66	4,141.82	5,637.84	16,091.91	4,262.54
2014	12,873.16	3,061.00	11,604.47	8,075.64	6,286.43	11,147.32	4,304.56	6,458.29	16,198.55	6,756.62
2013	14,992.20	2,792.90	11,893.71	8,030.72	5,988.86	10,489.60	4,175.51	6,540.28	16,421.39	7,284.71
Gross reserves (excluding gold) (U.S.$ in millions)(1)(3)(4)
2015	23,416.51	—	354,174.89	46,103.76	2,085.43	—	5,659.14	—	15,626.58	—
2014	29,016.97	13,480.89	360,964.73	46,408.09	3,484.14	4,032.20	6,668.90	61,185.27	17,544.79	—
2013	28,143.04	12,782.73	356,214.15	42,757.94	3,328.04	2,847.99	5,555.58	64,423.24	16,270.62	6,038.03

Customer price index growth(1)(2)(3)
2015	16.8%	4.4%	8.9%	4.4%	4.1%	1.0%	3.3%	3.2%	8.4%	159.1%
2014	24.0%	5.2%	7.2%	3.7%	4.2%	2.6%	4.2%	3.2%	8.3%	68.5%
2013	11.0%	6.5%	5.9%	1.9%	2.7%	4.0%	3.7%	2.9%	8.5%	52.7%

	Argentina	Bolivia	Brazil	Colombia	Ecuador	Panama	Paraguay	Peru	Uruguay	Venezuela
Exports of Goods (f.o.b.) (U.S.$ in millions)(1)(4)
2015	70,704.0	6,460.3	191,134.3	36,014.1	19,256.3	27,475.5	10,947.4	34,156.9	12,069.0	—
2014	71,935.0	12,265.8	220,297.2	56,982.0	26,604.0	26,300.1	13,116.8	39,326.4	10,420.6	74,846.0
2013	81,660.0	11,656.7	242,200.0	60,281.1	25,685.0	27,010.2	13,604.7	42,474.2	10,317.4	88,962.0

Import of Goods (f.o.b.) (U.S.$ in millions)(1)(4)
2015	75,147.0	6,502.0	171,461.4	54,434.4	20,618.1	27,513.0	10,316.9	37,363.5	12,014.0	—
2014	65,249.0	10,534.5	229,060.1	61,676.1	26,672.3	28,455.7	12,079.2	40,806.5	11,433.7	39,040.0
2013	70,541.0	9,337.7	239,600.0	57,100.9	26,175.8	28,928.4	11,942.4	42,216.6	11,596.0	53,023.0

(1)	This information is extracted from the World Bank’s World Development Indicators (WDI).
(2)	Source: IMF database.
(3)	End of period.
(4)	This information is extracted from each country’s Central Bank.

DESCRIPTION OF THE DEBT SECURITIES

The following description sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities being offered and the extent to which such general provisions may apply will be described in a prospectus supplement relating to such debt securities.

The debt securities will be issued pursuant to a fiscal agency agreement, dated as of March 17, 1998, between CAF and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank), as fiscal agent. The following statements briefly summarize some of the terms of the debt securities and the fiscal agency agreement (a copy of which has been filed as an exhibit to the registration statement). These statements do not purport to be complete and are qualified in their entirety by reference to all provisions of the fiscal agency agreement and such debt securities.

General

The debt securities will constitute our direct, unconditional, unsecured and general obligations. The debt securities will rank equally with all of our other unsecured Indebtedness. “Indebtedness” means all of our indebtedness in respect of monies borrowed by us and guarantees given by us for monies borrowed by others.

The accompanying prospectus supplement will describe the following terms of the debt securities, as applicable:

(1)	the title;

(2)	the price or prices at which we will issue the debt securities;

(3)	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

(4)	the currency or currency units for which the debt securities may be purchased and in which payments of principal and interest will be made;

(5)	the date or dates on which principal and interest will be payable;

(6)	the rate or rates at which any of the debt securities will bear interest, the date or dates from which any interest will accrue, and the record dates and interest payment dates;

(7)	the place or places where principal and interest payments will be made;

(8)	the time and price limitations on redemption of the debt securities;

(9)	our obligation, if any, to redeem or purchase the debt securities at the option of the holder;

(10)	the denominations in which any of the debt securities will be issuable, if other than denominations of $1,000;

(11)	if the amount of principal or interest on any of the debt securities is determinable according to an index or a formula, the manner in which such amounts will be determined;

(12)	whether and under what circumstances we will issue the debt securities as global debt securities; and

(13)	any other specific terms of the debt securities.

Certain debt securities will be treated for United States federal income tax purposes as original issue discount notes (“Discount Notes”) if the excess of the debt security’s “stated redemption price at maturity” over its issue price is more than a “de minimis amount” (as defined for United States federal income tax purposes). If applicable, the prospectus supplement will describe the United States federal income tax consequences of the ownership of Discount Notes and any special rules regarding debt securities.

Denominations, Registration and Transfer

The debt securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the prospectus supplement, only in denominations of $1,000 and integral multiples thereof.

At the option of the holder, subject to the terms of the fiscal agency agreement and the limitations applicable to global debt securities, debt securities of each series will be exchangeable for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

Debt securities may be presented for exchange and for registration of transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and as summarized in the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the terms of the debt securities.

If any definitive notes are issued and at that time the notes are listed on the Luxembourg Stock Exchange, we will appoint a transfer agent in Luxembourg, which we anticipate being the same entity that serves as our Luxembourg paying agent. In such circumstances, transfers or exchanges of any definitive notes may be made at the office of our Luxembourg transfer agent (in addition to the corporate trust office of the fiscal agent).

Global Debt Securities

Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global debt securities that will have an aggregate principal amount equal to that of the debt securities they represent. If applicable, each global debt security will be:

(1)	registered in the name of a depositary or its nominee identified in the prospectus supplement;

(2)	deposited with the depositary or nominee or the depositary’s custodian; and

(3)	printed with a legend regarding the restrictions on exchanges and registration of transfer of the security, and any other matters required by the fiscal agency agreement and the terms of the debt securities and summarized in the prospectus supplement.

Payment and Paying Agent

Unless otherwise indicated in the prospectus supplement, we will make payments of principal and interest on debt securities:

(1)	through the fiscal agent;

(2)	to the person in whose name the debt securities are registered at the close of business on the regular record date for the payments; and

(3)	at the office of the paying agent or agents designated by us; unless

•	at our option, payment is mailed to the registered holder, or

•	at the request of a registered holder of more than $1,000,000 principal amount of the securities, payment is made by wire transfer.

Unless otherwise indicated in the prospectus supplement, our sole paying agent for payments on the debt securities will be the corporate trust office of the fiscal agent in The City of New York.

Any monies we pay to our fiscal agent or any paying agent for the payment of the principal of or interest on any debt securities that remains unclaimed at the end of two years after such principal or interest has become due and payable will be repaid to us by such agent. Upon such repayment, all liability of our fiscal agent or any paying agent with respect to such monies shall thereupon cease, without, however, limiting in any way our unconditional obligation to pay principal of or any interest on the debt securities when due.

Negative Pledge

As long as any of the debt securities are outstanding and unpaid, but only up to the time amounts sufficient for payment of all principal and interest have been placed at the disposal of the fiscal agent, we will not cause or permit to be created on any of our property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by us for money borrowed (other than purchase money mortgages, pledges or liens on property purchased by us as security for all or part of the purchase price thereof), unless the debt securities are secured by such mortgage, pledge or other lien or charge equally and ratably with such other bonds, notes or evidences of indebtedness.

Default; Acceleration of Maturity

Each of the following will constitute an “event of default” with respect to the debt securities of any series:

(1)	a failure to pay any principal of or interest on any debt securities of that series when due and the continuance of the failure for 30 days;

(2)	a failure to perform or observe any material obligation under or in respect of any debt securities of that series or the fiscal agency agreement and the continuance of the failure for a period of 90 days after written notice of the failure has been delivered to CAF and to the fiscal agent by the holder of any debt security of that series;

(3)	a failure to pay any amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) of principal or interest or premium in respect of any indebtedness incurred, assumed or guaranteed by CAF as and when such amount becomes due and payable and the continuance of the failure until the expiration of any applicable grace period or 30 days, whichever is longer; or

(4)	the acceleration of any indebtedness incurred or assumed by CAF with an aggregate principal amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) by any holder or holders thereof.

If an event of default occurs with respect to the debt securities of any series at the time outstanding, each holder of any debt security of that series may, by written notice to CAF and the fiscal agent, declare the principal of and any accrued interest on all the debt securities of that series held by it to be, and the principal and accrued interest shall thereupon become, immediately due and payable, unless prior to receipt of the notice by CAF all events of default in respect of such series of debt securities are cured. If all the events of default are cured following the declaration, the declaration may be rescinded by any such holder with respect to the previously accelerated series of debt securities upon delivery of written notice of the rescission to CAF and the fiscal agent.

Additional Payments by CAF

All amounts payable (whether in respect of principal, interest or otherwise) in respect of the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any of the full member shareholder countries or any political subdivision thereof or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, we will pay such additional amounts as may be necessary in order that the net amounts receivable by the holder of debt securities of any series after the withholding or deduction will equal the respective amounts that would have been receivable by the holder in the absence of the withholding or deduction, except that no additional amounts will be payable in relation to any payment in respect of any debt security:

(1)	to, or to a third party on behalf of, a holder of a debt security of any series who is liable for such taxes, duties, assessments or governmental charges in respect of such debt security by reason of his having some connection with any of the full member shareholder countries other than the mere holding of the debt security; or

(2)	presented for payment more than 30 days after the “Relevant Date” (as defined in the next paragraph), except to the extent that the relevant holder would have been entitled to the additional amounts on presenting the same for payment on the expiry of the period of 30 days;

(3)	if such withholding or deduction may be avoided by a holder or beneficial owner of a debt security of any series complying with a request by us relating to any certification, identification or other reporting concerning its nationality, residence, identity or connection with any full member shareholder country; or

(4)	if such withholding or deduction is imposed or required pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986 (“the Code”), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code.

As used in this prospectus, the “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the fiscal agent on or prior to the due date, it means the first date on which, the full amount of the moneys having been so received and being available for payment to holders of debt securities of any series, notice to that effect will have been duly published as set forth below under “— Notices”.

Modification and Amendment

Each and every holder of the debt securities in a series must consent to any amendment of a provision of the debt securities or the fiscal agency agreement that would:

(1)	change the due date of the principal of or interest on any series of debt securities; or

(2)	reduce the principal amount, interest rate or amount payable upon acceleration of the due date of the debt securities of a series; or

(3)	change the currency or place of payment of principal of or interest on the debt securities of a series; or

(4)	reduce the proportion of the principal amount of the debt securities of a series that must be held by any of the holders to vote to amend or supplement the terms of the fiscal agency agreement or the debt securities; or

(5)	change our obligation to pay additional amounts.

We may, however, with the written consent of the holders of 66 2/3% of the principal amount of the debt securities of a series, modify any of the other terms or provisions of the debt securities of that series or the fiscal agency agreement (as it applies to that series). Also, we and the fiscal agent may, without the consent of the holders of the debt securities of a series, modify any of the terms and conditions of the fiscal agency agreement and the debt securities of that series, for the purpose of:

(1)	adding to our covenants for the benefit of the holders of the debt securities; or

(2)	surrendering any right or power conferred on CAF; or

(3)	securing the debt securities of that series; or

(4)	curing any ambiguity or correcting or supplementing any defective provision of the fiscal agency agreement or the debt securities; or

(5)	for any purpose that CAF deems necessary or desirable that does not adversely affect the interests of the holders of the debt securities of that series in any material respect.

Notices

All notices will be delivered in writing to each holder of the debt securities of any series. If at the time of such notice the debt securities of a series are represented by global debt securities, the notice shall be delivered to the applicable depositary for such securities and shall be deemed to have been given three business days after delivery to such depositary. If at the time of the notice the debt securities of a series are not represented by global debt securities, the notice shall be delivered to the registered holders of the debt securities of the series and in that case shall be deemed to have been given three business days after the mailing of the notice by first class mail.

Further Issues

We may from time to time without the consent of holders of the debt securities create and issue further debt securities so as to form a single series with an outstanding series of debt securities, provided that any new debt securities would be treated as fungible with the original debt securities for United States federal income tax purposes. If such additional notes are not fungible with the original debt securities for United States federal income tax purposes, the additional notes will be issued under a separate CUSIP number.

Governing Law; Submission to Jurisdiction; Waiver of Immunity

The debt securities are governed by, and shall be construed in accordance with, the laws of the State of New York. We will accept the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the debt securities that may be instituted by any holder of a debt security. We will appoint CT Corporation in The City of New York as our authorized agent upon which process in any such action may be served. We will irrevocably waive any immunity to which we might otherwise be entitled in any action arising out of or based on the debt securities brought in any state or federal court in the Borough of Manhattan, The City of New York. CT Corporation will not be an agent for service of process for actions brought under the United States securities laws, and our waiver of immunity will not extend to such actions.

DESCRIPTION OF THE GUARANTEES

From time to time we may issue under this prospectus and applicable prospectus supplement guarantees for the benefit of holders of specified securities of third parties. The issuers of the underlying securities may or may not be affiliated with us. A holder of a primary security will also have the benefit of our guarantee related to the primary security.

The terms and conditions of any guarantee will vary with the terms and conditions of the underlying securities. A complete description of the terms and conditions of any guarantee issued pursuant to this prospectus will be set forth in the prospectus supplement for the issue of the guarantees.

We may provide guarantees with respect to the certain obligations of an issuer under its securities, including without limitation:

•	payment of any accrued and unpaid distributions which are required to be paid under the terms of the securities;

•	payment of the redemption price of the securities, including all accrued and unpaid distributions to the date of the redemption;

•	payment of any accrued and unpaid interest payments, or payment of any premium which are required to be made on the securities; and

•	any obligation of the issuer pursuant to a warrant, option or other rights.

Unless otherwise specified in the applicable prospectus supplement, guarantees issued under this prospectus will rank equally with all of our other unsecured general debt obligations, and will be governed by the laws of the State of New York.

TAXATION

Full Member Shareholder Country Taxation

Under the terms of the Constitutive Agreement, we are exempt from all types of taxes levied by each of the full member shareholder countries on our income, property and other assets, and on operations we carry out in accordance with that treaty, and we are exempt from all liability related to the payment, retention or collection of any taxes, contributions or tariffs.

Payments of principal and interest in respect of the debt securities to a non-resident of the full member shareholder countries will therefore not be subject to taxation in any of the full member shareholder countries, nor will any withholding for tax of any of the full member shareholder countries be required on any such payments to any holder of debt securities. In the event of the imposition of withholding taxes by any of the full member shareholder countries, we have undertaken to pay additional amounts in respect of any payments subject to such withholding, subject to certain exceptions, as described under “Description of the Debt Securities — Additional Payments by CAF”.

United States Taxation

This section describes the material United States federal income tax consequences of owning the debt securities we are offering. It is the opinion of Sullivan & Cromwell LLP, our counsel. It applies to you only if you acquire debt securities in the offering at the offering price and you hold your debt securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns debt securities that are a hedge or that are hedged against interest rate risks,

•	a person that owns debt securities as part of a straddle or conversion transaction for tax purposes,

•	a person that purchases or sells debt securities as part of a wash sale for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion deals only with debt securities that are due to mature within 30 years from the date on which they are issued. The United States federal income tax consequences of owning debt securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement.

This discussion assumes that the debt securities will be issued at par (or with original issue discount that is less than the applicable de minimis threshold) and that all principal and interest payments on the debt securities will be denominated in United States dollars. This discussion also assumes that the principal and interest payments on the debt securities are not subject to contingencies. The United States federal income tax consequences of owning Discount Notes (as defined in “Description of the Debt Securities — General” above), debt securities denominated in a currency other than United States dollars and/or debt securities subject to contingencies will be discussed in an applicable prospectus supplement.

If a partnership holds the debt securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the debt securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the debt securities.

If you purchase debt securities at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these debt securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a debt security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation or an entity treated as a domestic corporation for purposes of the Internal Revenue Code,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should refer to “United States Alien Holders” below.

Payments of Interest. You will be taxed on interest on your debt security as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Interest paid by us on the debt securities is income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of the rules regarding the foreign tax credit allowable to a United States holder.

Purchase, Sale and Retirement of the Debt Securities. Your tax basis in your debt security generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your debt securities equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and your tax basis in your debt securities. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its interest income and its net gains from the disposition of debt securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the debt securities.

United States Alien Holders

This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are a beneficial owner of a debt security and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a debt security.

If you are a United States holder, this subsection does not apply to you.

Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a debt security, interest on a debt security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•	you both

•	have an office or other fixed place of business in the United States to which the interest is attributable and

•	derive the interest in the active conduct of a banking, financing or similar business within the United States, or are a corporation with a principal business of trading in stocks and securities for its own account.

Purchase, Sale, Retirement and Other Disposition of the Debt Securities. If you are a United States alien holder of a debt security, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a debt security unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

For purposes of the United States federal estate tax, the debt securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons,

(ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the debt securities.

Foreign Account Tax Compliance Withholding

Certain non-United States financial institutions must comply with information reporting requirements or certification requirements in respect of their direct and indirect United States shareholders and/or United States accountholders to avoid becoming subject to withholding on certain payments. We and other non- United States financial institutions may accordingly be required to report information to the Internal Revenue Service regarding the holders of debt securities and to withhold on a portion of payments under the debt securities to certain holders that fail to comply with the relevant information reporting requirements (or that hold debt securities directly or indirectly through certain non-compliant intermediaries). However, such withholding would generally not apply to payments made before January 1, 2019. Moreover, such withholding would only apply to debt securities issued at least six months after the date on which final regulations implementing such rule are enacted. Holders are urged to consult their own tax advisors and any banks or brokers through which they will hold debt securities as to the consequences (if any) of these rules to them.

Backup Withholding and Information Reporting

If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally would apply to payments of principal and interest on a debt security within the United States, and the payment of proceeds to you from the sale of a debt security effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of interest payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to payments of principal and interest made to you outside the United States by us or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of payments of principal and interest made within the United States and the payment of the proceeds from the sale of a debt security effected at a United States office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of a debt security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents, which agents may be affiliated with us. Any such underwriter or agent involved in the offer and sale of the securities will be named in the accompanying prospectus supplement.

We may sell our guarantees separately from our debt securities to guarantee certain obligations associated with the securities of third party issuers. In such cases, we may sell the guarantees in the same transaction as the sale of the underlying security or we may sell the guarantee independently to guarantee the obligations of outstanding securities of third party issuers.

Sales of securities offered pursuant to any prospectus supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may, from time to time, authorize underwriters, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers of securities for whom they may act as agent.

CAF may offer the securities of any series to present holders of other securities of CAF as consideration for the purchase or exchange by CAF of other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Any underwriting compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts, concessions or commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with CAF, to several indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

Unless otherwise specified in the prospectus supplement, each series of securities will be a new issue with no established trading market. We may elect to list any series of securities on any exchange, but we are not obligated to do so.

One or more underwriters may make a market in a series of securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. Neither we nor any underwriter can give assurances as to the liquidity of the trading market for the securities.

Certain of the underwriters, agents and their affiliates may be customers of, engage in transactions with and perform services for CAF in the ordinary course of business, for which they received or will receive customary fees and expenses.

VALIDITY OF THE DEBT SECURITIES

In connection with particular offerings of the debt securities in the future, and if stated in the applicable prospectus supplements, the validity of those debt securities will be passed upon for us by Sullivan & Cromwell LLP, Washington, D.C., and for any underwriters or agents by counsel named in the applicable prospectus supplement. Sullivan & Cromwell LLP and counsel to the underwriters or agents may rely as to certain matters on the opinion of our General Counsel.

VALIDITY OF THE GUARANTEES

The validity of the guarantees will be passed upon for us by counsel to be named in the applicable prospectus supplement. The validity of the guarantees will be passed upon for the underwriters by counsel to be named in the applicable prospectus supplement.

EXPERTS

The financial statements as of and for the years ended December 31, 2016, 2015 and 2014 included in this Prospectus and the effectiveness of internal control over financial reporting as of December 31, 2016, have been audited by Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited, independent auditors, as stated in their reports appearing herein. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

AUTHORIZED REPRESENTATIVE

Our authorized representative in the United States of America is Puglisi & Associates. The address of the authorized representative in the United States is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

WHERE YOU CAN FIND MORE INFORMATION

This registration statement of which the prospectus forms a part, including its various exhibits, is available to the public over the internet at the SEC’s website: http://www.sec.gov. You may also read and copy these documents at the Securities and Exchange Commission’s Public Reference Room, at the following address:

SEC Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about how to access the documents we have filed with it.

The information set forth herein, except the information appearing in the section entitled “The Full Member Shareholder Countries,” is stated on the authority of the Acting Executive President of CAF, in his duly authorized capacity as Acting Executive President.

CORPORACIÓN ANDINA DE FOMENTO

By:	/S/ LUIS ENRIQUE BERRIZBEITIA
Name: Luis Enrique Berrizbeitia
Title: Acting Executive President

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Index to Financial Statements as of and for the years ended December 31, 2016, 2015 and 2014

Management’s Report on the Effectiveness of Internal Control over Financial Reporting

Corporación Andina de Fomento (CAF)´s internal control over financial reporting is a process effected by those in charge of governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United Stated of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

The Management of CAF is responsible for designing, implementing and maintaining effective internal control over financial reporting. Management has assessed the effectiveness of CAF’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, CAF’s Management concluded that CAF’s internal control over financial reporting is effective as of December 31, 2016.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CAF’s financial statements as of December 31, 2016, have been audited by an independent accounting firm, which has also issued an independent auditors’ report on CAF´s internal control over financial reporting. The audit report, which is included in this document, expresses an unmodified opinion on CAF’s internal control over financial reporting as of December 31, 2016.

/s/ L. Enrique García	/s/ Hugo Sarmiento K.
Executive President	Corporate Vice President of Finance

/s/ Marcos Subía G.
Director, Accounting and Budget

January 31, 2017

Torre CAF, Av. Luis Roche, Altamira, Caracas, Venezuela. Telf. +58 (212) 209 2111 www.caf.com

Lara Marambio & Asociados
RIF.: J-00327665-0
Torre B.O.D., Piso 21 Av. Blandín, La Castellana
Caracas 1060 — Venezuela
Telf: +58 (212) 206 8501 Fax: +58 (212) 206 8870 www.deloitte.com/ve

Independent Auditors’ Report on Internal Control over Financial Reporting

To the Board of Directors and Stockholders of

Corporación Andina de Fomento (CAF)

We have audited the internal control over financial reporting of Corporación Andina de Fomento (CAF) as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management´s Responsibility for Internal Control over Financial Reporting

CAF’s management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on the Effectiveness of Internal Control over Financial Reporting.

Auditors´ Responsibility

Our responsibility is to express an opinion on the CAF´s internal control over financial reporting based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor´s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Corporación Andina de Fomento (CAF) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on Financial Statements

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements as of and for the years ended December 31, 2016, 2015 and 2014 of CAF, and our report dated January 31, 2017, expressed an unmodified opinion on those financial statements.

/s/ Deloitte

January 31, 2017

Caracas — Venezuela

Lara Marambio & Asociados. A member firm of Deloitte Touche Tohmatsu Limited.

www.deloitte.com/ve

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Lara Marambio & Asociados
RIF.: J-00327665-0
Torre B.O.D., Piso 21 Av. Blandín, La Castellana
Caracas 1060 — Venezuela
Telf: +58 (212) 206 8501 Fax: +58 (212) 206 8870 www.deloitte.com/ve

Independent Auditors’ Report on Financial Statements

To the Board of Directors and Stockholders of

Corporación Andina de Fomento (CAF)

We have audited the accompanying financial statements of Corporación Andina de Fomento (CAF), which comprise the balance sheets as of December 31, 2016, 2015 and 2014, and the related statements of comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporación Andina de Fomento (CAF) as of December 31, 2016, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Internal Control over Financial Reporting

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the CAF´s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 31, 2017 expressed an unmodified opinion on the CAF´s internal control over financial reporting.

/s/ Deloitte

January 31, 2017

Caracas — Venezuela

Lara Marambio & Asociados. A member firm of Deloitte Touche Tohmatsu Limited.

www.deloitte.com/ve

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Balance Sheets

December 31, 2016, 2015 and 2014

(In thousands of U.S. dollars)

	NOTES	2016	2015	2014
ASSETS
Cash and due from banks	3	72,403	216,078	141,147
Deposits with banks	3	1,652,367	2,590,453	1,279,267

Cash and deposits with banks		1,724,770	2,806,531	1,420,414

Marketable securities:
Trading	5 and 22	9,267,953	6,787,875	7,130,791
Other investments	4	996,554	1,186,286	1,596,608
Loans (US$ 37,196, US$ 26,108 and US$ 21,954 at fair value as of December 31, 2016, 2015 and 2014)	6 and 22	21,977,081	20,430,792	19,144,087
Less loan commissions, net of origination costs		95,682	94,996	89,411
Less allowance for loan losses	6	63,749	58,929	55,763

Loans, net		21,817,650	20,276,867	18,998,913

Accrued interest and commissions receivable		345,115	303,935	292,325
Equity investments	7	386,051	328,390	292,345
Derivative financial instruments	21 and 22	118,353	215,509	383,703
Property and equipment, net	8	75,200	72,923	69,003
Other assets	9	937,342	491,379	274,069

TOTAL		35,668,988	32,469,695	30,458,171

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits	10	3,098,883	2,700,248	3,696,510
Commercial paper	11	2,112,717	2,589,875	1,853,282
Borrowings (US$ 535,514, US$ 526,807 and US$ 432,617 at fair value as of December 31, 2016, 2015 and 2014)	12 and 22	1,422,375	1,463,850	1,514,646
Less origination costs		909	934	1,480

Borrowings, net		1,421,466	1,462,916	1,513,166

Bonds (US$ 16,740,167, US$ 14,526,090 and US$ 13,124,319 at fair value as of December 31, 2016, 2015 and 2014)	13 and 22	17,171,924	15,058,361	13,859,940
Less origination costs		26,618	29,763	34,990

Bonds, net		17,145,306	15,028,598	13,824,950

Accrued interest payable		281,058	249,534	239,547
Derivative financial instruments	21 and 22	1,021,292	808,097	383,086
Accrued expenses and other liabilities	14	114,622	106,333	184,393

Total liabilities		25,195,344	22,945,601	21,694,934

STOCKHOLDERS’ EQUITY:	16 and 19
Subscribed capital		7,219,455	6,511,460	6,493,850
Less callable capital portion		(1,589,660)	(1,553,660)	(1,553,660)
Capital subscriptions receivable		(846,250)	(466,525)	(689,695)

Paid-in capital		4,783,545	4,491,275	4,250,495

Additional paid-in capital		2,890,091	2,354,537	1,911,487
Reserves		2,678,853	2,601,223	2,463,584
Other comprehensive income		(1,563)	(571)	32
Retained earnings		122,718	77,630	137,639

Total stockholders’ equity		10,473,644	9,524,094	8,763,237

TOTAL		35,668,988	32,469,695	30,458,171

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Comprehensive Income

Years ended December 31, 2016, 2015 and 2014

(In thousands of U.S. dollars)

	NOTES	2016	2015	2014
Interest income:
Loans	2(f)	666,548	526,084	481,970
Investments and deposits with banks	2(e), 3 and 4	108,144	53,636	44,211
Loan commissions	2(f)	38,768	41,539	43,479

Total interest income		813,460	621,259	569,660

Interest expense:
Bonds		397,755	293,240	258,166
Deposits		17,057	8,716	11,377
Commercial paper		18,366	8,900	6,459
Borrowings		27,278	23,828	22,541
Commissions		10,591	10,707	11,681

Total interest expense		471,047	345,391	310,224

Net interest income		342,413	275,868	259,436
Provision for loan losses	6	38,270	18,703	21,552

Net interest income, after provision for loan losses		304,143	257,165	237,884
Non-interest income:
Other commissions		3,784	9,150	9,070
Dividends and equity in earnings of investees	7	15,155	3,103	8,893
Other income	12	32,662	4,511	4,998

Total non-interest income		51,601	16,764	22,961

Non-interest expenses:
Administrative expenses	25	140,973	125,072	116,678
Impairment charge for equity investments	7	9,200	11,046	7,307
Other expenses		1,404	3,045	696

Total non-interest expenses		151,577	139,163	124,681

Net income before unrealized changes in fair value related to financial instruments and Contributions to Stockholders’ Special Funds		204,167	134,766	136,164
Unrealized changes in fair value related to financial instruments	23	(13,449)	(3,136)	1,475

Net income before Contributions to Stockholders’ Special Funds		190,718	131,630	137,639
Contributions to Stockholders’ Special Funds	18	68,000	54,000	—

Net income		122,718	77,630	137,639
Other comprehensive income:
Unrecognized changes in assets/liabilities under benefit pension plan	15 and 19	(1,563)	(603)	32
Amortization of defined benefit pension items	15 and 19	571	—	317

Total comprehensive income		121,726	77,027	137,988

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Stockholders’ Equity

Years ended December 31, 2016, 2015 and 2014

(In thousands of U.S. dollars)

	NOTES	Subscribed and paid-in capital	Additional paid-in capital	Reserves			Other comprehensive income	Retained earnings	Total stockholders’ equity
				General reserve	Article 42 of by-laws	Total reserves
BALANCES AT DECEMBER 31, 2013		3,941,380	1,342,903	1,895,592	430,235	2,325,827	(317)	206,757	7,816,550
Capital increase	16	309,115	568,584	—	—	—	—	—	877,699
Net income	16	—	—	—	—	—	—	137,639	137,639
Appropriated for general reserve	16	—	—	116,557	—	116,557	—	(116,557)	—
Appropriated for reserve pursuant to article No. 42 of the Constitutive Agreement	16	—	—	—	21,200	21,200	—	(21,200)	—
Other comprehensive income	18	—	—	—	—	—	349	—	349
Distributions to stockholders’ special funds	17	—	—	—	—	—	—	(69,000)	(69,000)

BALANCES AT DECEMBER 31, 2014		4,250,495	1,911,487	2,012,149	451,435	2,463,584	32	137,639	8,763,237
Capital increase	16	240,780	443,050	—	—	—	—	—	683,830
Net income	16	—	—	—	—	—	—	77,630	77,630
Appropriated for general reserve	16	—	—	123,874	—	123,874	—	(123,874)	—
Appropriated for reserve pursuant to article No. 42 of the Constitutive Agreement	16	—	—	—	13,765	13,765	—	(13,765)	—
Other comprehensive income	19	—	—	—	—	—	(603)	—	(603)

BALANCES AT DECEMBER 31, 2015		4,491,275	2,354,537	2,136,023	465,200	2,601,223	(571)	77,630	9,524,094
Capital increase	16	292,270	535,554	—	—	—	—	—	827,824
Net income	16	—	—	—	—	—	—	122,718	122,718
Appropriated for general reserve	16	—	—	69,830	—	69,830	—	(69,830)	—
Appropriated for reserve pursuant to article 42 of by-laws	16	—	—	—	7,800	7,800	—	(7,800)	—
Other comprehensive income	19	—	—	—	—	—	(992)	—	(992)

BALANCES AT DECEMBER 31, 2016		4,783,545	2,890,091	2,205,853	473,000	2,678,853	(1,563)	122,718	10,473,644

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Cash Flows

Years ended December 31, 2016, 2015 and 2014

(In thousands of U.S. dollars)

	NOTES	2016	2015	2014
OPERATING ACTIVITIES:
Net income		122,718	77,630	137,639

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Contributions to Stockholders’ Special Funds	18	22,500	16,000	—
Unrealized loss on trading securities	5	4,260	9,766	3,038
Amortization of loan commissions, net of origination costs		(15,261)	(14,152)	(12,085)
Provision for loan losses	6	38,270	18,703	21,552
Impairment charge for equity investments	7	9,200	11,046	7,307
Equity in earnings of investees		(4,790)	(1,060)	127
Exchange difference	12	(28,223)	—	—
Amortization of deferred charges		5,360	4,206	3,811
Depreciation of property and equipment	8	5,682	5,725	5,974
Provision for employees’ severance benefits		11,581	10,317	9,345
Provision for employees’ savings plan		1,367	1,340	1,335
Unrealized changes in fair value related to financial instruments		13,449	3,267	(1,475)
Net changes in operating assets and liabilities:
Severance benefits paid or advanced		(6,755)	(7,517)	(6,650)
Employees’ savings plan paid or advanced		(771)	(449)	(955)
Trading securities, net		(2,492,444)	334,826	(1,307,136)
Interest and commissions receivable		(41,180)	(11,610)	(50,172)
Other assets		(4,568)	(1,577)	1,458
Accrued interest payable		31,523	9,987	39,534
Accrued expenses and other liabilities		(15,323)	899	6,007

Total adjustments and net changes in operating assets and liabilities		(2,466,213)	389,717	(1,278,985)

Net cash (used in) provided by operating activities		(2,343,495)	467,347	(1,141,346)

INVESTING ACTIVITIES:
Purchases of other investments	4	(3,477,421)	(4,003,321)	(3,773,803)
Maturities of other investments	4	3,667,153	4,413,643	2,958,414
Loan origination and principal collections, net	6	(1,560,635)	(1,282,438)	(1,128,961)
Equity investments, net	7	(62,071)	(46,032)	(71,394)
Purchases of property and equipment	8	(7,959)	(9,645)	(8,078)

Net cash used in investing activities		(1,440,933)	(927,793)	(2,023,822)

FINANCING ACTIVITIES:
Net increase (decrease) in deposits		398,635	(996,262)	432,836
Net (decrease) increase in commercial paper		(477,158)	736,593	(1,083,213)
Net increase in derivative related collateral		(449,354)	(320,905)	(63,441)
Proceeds from issuance of bonds	13	3,961,421	3,044,137	3,862,490
Repayment of bonds	13	(1,557,104)	(1,255,123)	(943,085)
Proceeds from borrowings	12	272,352	172,965	267,697
Repayment of borrowings	12	(273,949)	(218,672)	(388,660)
Distributions to stockholders’ special funds	17	—	—	(69,000)
Proceeds from issuance of shares	16	827,824	683,830	877,699

Net cash provided by financing activities		2,702,667	1,846,563	2,893,323

NET (DECREASE) INCREASE IN CASH AND DEPOSITS WITH BANKS		(1,081,761)	1,386,117	(271,845)
CASH AND DEPOSITS WITH BANKS AT BEGINNING OF YEAR		2,806,531	1,420,414	1,692,259

CASH AND DEPOSITS WITH BANKS AT END OF YEAR		1,724,770	2,806,531	1,420,414

SUPPLEMENTAL DISCLOSURE:
Interest paid during the year		417,009	320,045	238,147

NONCASH FINANCING ACTIVITIES:
Changes in derivative financial instruments assets		97,156	168,194	33,955
Changes in derivative financial instruments liabilities		213,195	425,011	200,262

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of U.S. dollars)

1.	ORIGIN

Business description – Corporación Andina de Fomento (CAF) began its operations on June 8, 1970, and was established under public international law which abides by the provisions set forth in its Constitutive Agreement. Series “A” and “B” stockholder countries are: Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Trinidad and Tobago, Uruguay and Venezuela. Series “C” stockholder countries are: Barbados, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal and Spain. In addition, there are 13 banks which are Series “B” stockholders. CAF is headquartered in Caracas and has offices in Asuncion, Bogota, Brasilia, Buenos Aires, Mexico City, Panama City, La Paz, Lima, Madrid, Montevideo, Port of Spain and Quito.

CAF’s objective is to support sustainable development and economic integration within Latin America and the Caribbean by helping stockholder countries diversify their economies and become more competitive and responsive to social needs.

CAF offers financial and related services to the governments of its stockholder countries, as well as their public and private institutions, corporations and joint ventures. CAF’s principal activity is to provide short, medium and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities in stockholder countries. Furthermore, CAF manages and supervises third-party cooperation funds owned and sponsored by other countries and organizations, destined to finance programs agreed upon with donor countries and organizations which are in line with CAF policies and strategies.

CAF raises funds to finance operations both within and outside its stockholder countries.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a.	Financial statement presentation – The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles with the U.S. dollar as the functional currency.

b.	Use of estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, as well as the amounts reported as revenues and expenses during the corresponding reporting period. The most important estimates related to the preparation of CAF’s financial statements refer to revenue recognition, valuation and classification at fair values of financial instruments, and estimating the allowance for loan losses, among others. Management believes these estimates are adequate. Actual results could differ from those estimates.

c.	Transactions in other currencies – Transactions in currencies other than U.S. dollars are converted into U.S. dollars at exchange rates prevailing in international markets on the dates of the transactions. Currency balances other than U.S. dollars are converted into U.S. dollars at year-end exchange rates. Any foreign exchange gains or losses, including related hedge effects, are included in the statement of comprehensive income.

d.	Cash and cash equivalents – Cash and cash equivalents comprised of cash, due from banks and short-term deposits with banks with an original maturity of three months or less.

e.

Marketable securities – CAF classifies its investments, according to management intention, as trading marketable securities, which are recorded on the trade date. Trading marketable securities are mainly bought and held with the purpose of selling them in the short term. Trading marketable securities are recorded at fair value. Gains and losses from sales of trading marketable securities and changes in the fair value of trading marketable securities are included in interest income of investments and deposits with banks in the statements of comprehensive income.

f.	Loans – CAF grants short, medium and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities, both to public and private entities, for development and integration programs and projects in stockholder countries.

For credit risk purposes, CAF classifies its loan portfolio into sovereign and non-sovereign.

Sovereign loans – Include loans granted to national, regional or local governments or decentralized institutions and other loans fully guaranteed by national governments.

Non-sovereign loans – Include loans granted to corporate and financial sectors (public and private sectors), among others, which are not guaranteed by national governments.

Loans are carried at their outstanding principal balances less: (i) write-offs, (ii) the allowance for loan losses, and (iii) loan commission fees received upon origination net of certain direct origination costs. Interest income is accrued on the unpaid principal balance. Loan commission fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method and are presented as interest income—loan commissions in the statement of comprehensive income.

The accrual for interest on loans is discontinued at the time a private sector loans is 90 days (180 days for public sector loans) delinquent unless the loan is well-secured and in process of collection.

Interest accrued but not collected for loans that are placed on non-accrual status is reversed against interest income. The interest on non-accrual loans is accounted for on a cash-basis, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Non-accrual loans are considered impaired loans. Factors considered by management in determining impaired loans are payments status and the probability of collecting scheduled principal and interest payments when due.

Loan losses, partial or total, are written off against the allowance for loan losses when management confirms the uncollectibility of a loan balance. Subsequent recoveries on written off loans, if any, will be credited to the allowance for loan losses.

CAF maintains risk exposure policies to avoid concentrating its loan portfolio in any one country or economic group, which might be affected by market situations or other circumstances. For this reason, CAF uses certain measurement parameters, such as: CAF’s stockholders’ equity, total loan portfolio, exposure to economic groups from public and private sectors, among others. CAF reviews, on a semi-annual basis, the credit risk rating of its loans and classifies the risk into the following categories:

Satisfactory-excellent – Extremely strong capacity to meet financial commitments.

Satisfactory-very good – Strong capacity to meet financial commitments, not significantly vulnerable to adverse economic conditions.

Satisfactory-adequate – Adequate capacity to meet financial commitments, but more vulnerable to adverse economic conditions.

Watch – Acceptable payment capacity however some indicators and elements require special attention otherwise they could result in impairment.

Special mention – More vulnerable to adverse economic conditions but currently has the capacity to meet financial commitments.

Sub-standard – Currently vulnerable and dependent on favorable economic conditions to meet financial commitments.

Doubtful – Currently highly vulnerable.

Loss – Payment default on financial commitments.

g.	Troubled debt restructuring – A restructuring of debt constitutes a troubled debt restructuring if the creditor for economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider.

The concession granted by CAF may include the modifications or renegotiation to the contractual terms of the loans such as interest rate reductions, principal discounts, restatement of future cash flows, extension of loan terms, and other modifications in order to minimize possible economic losses.

Loans whose terms are modified in a troubled debt restructuring, generally, already will have been identified as impaired. CAF´s management individually evaluates the compliance of the new terms of the restructured loan for a reasonable period to calculate specifics allowances for loan losses and if the remaining balance of the restructured loan is considered collectible, the restructured loan could return to accrual status.

h.	Allowance for loan losses – The allowance for loan losses is maintained at a level CAF believes to be adequate to absorb losses inherent in the loan portfolio as of the date of the financial statements.

For purposes of determining the allowance for loan losses, CAF management classifies its portfolio for credit risk purposes into sovereign and non-sovereign. The allowance for loan losses is estimated considering the credit risk exposure, default probability and loss given default, based on external data provided by risk rating agencies, recognizing such effects in profit or loss for the period.

The allowance for loan losses on sovereign loans is collectively evaluated and established by CAF based on the individual long-term foreign currency debt rating of the borrower countries, which is determined as the average rating of three recognized international risk rating agencies as of the date of each of the balance sheet presented. The long-term foreign currency debt rating considers a default probability. Given CAF’s status as a de facto preferred creditor arising from its status as a multilateral financial institution and from the interest of its borrowers in maintaining their credit standing with CAF, and taking into account the immunities and privileges conferred by its stockholder countries, which are established in CAF’s Constitutive Agreement and other similar agreements, a factor reflecting a lower default probability – usually equivalent to three levels above its risk rating – is used.

For the non-sovereign loans, the allowance for loan losses is individually evaluated and calculated by considering CAF’s internal rating of each borrower, using the probability of default corresponding to the average of the equivalent categories of the risk rating agencies.

For those cases where the category equivalent to the rating of a given borrower determined in accordance with any of the risk rating agencies is higher than the risk rating in local currency of the country corresponding to such borrower, or if for any reason there is no risk rating, the risk rating in local currency of such country determined by risk rating agencies will be used.

A specific allowance for loan losses is individually evaluated and established by CAF for impaired loans. A loan is considered as impaired when, based on currently available information and events, it is probable that CAF will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The impairment of loans is determined on a loan by loan basis based on the present value of expected future cash flows, discounted at the original loan’s effective interest rate. The allowance for loan losses is reported as a deduction from loans.

i.	Equity investments – CAF invests in equity securities of companies and funds in strategic sectors, with the objective of promoting the development of such companies and funds and their participation in the securities markets and to serve as a catalytic agent in attracting resources to stockholder countries.

Equity investments are accounted for using the equity method or at cost. If CAF has the ability to exercise significant influence over the operating and financial policies of the investee, which is generally presumed to exist when CAF holds an ownership interest in the voting stock of an investee between 20% and 50%, the equity investments are accounted for using the equity method. Under the equity method, the carrying amount of the equity investment is adjusted to reflect CAF’s proportionate share of earnings or losses, dividends received and certain transactions of the investee Company.

Investments representing less than 20% of the voting rights of the investee are recorded using the cost method, recognizing any dividends received as income.

A decline in the value of any equity investment accounted at cost or equity method, which is not deemed to be temporary, results in a reduction in the carrying amount to fair value. These investments are evaluated, any impairment is charged to income and a new value for the investment is established.

The equity investments under cost method do not have available market price quotations and it is impracticable to determine the fair value of these investments without incurring excessive cost.

j.	Property and equipment, net – Property and equipment are stated at cost less accumulated depreciation. Maintenance and repair expenses are charged directly to the statements of comprehensive income for the year as incurred, while improvements and renewals are capitalized. Depreciation is calculated using the straight-line method, and charged to the statements of comprehensive income over the estimated useful life of assets.

The estimated useful life for assets is as follows:

Buildings	30 years
Building improvements	15 years
Leasing building improvements	Term of leasing contract
Furniture and equipment	2 to 10 years
Vehicles	5 years

k.	Other assets – Other assets mainly include collateral, intangible assets and receivable from investment securities sold (Note 2e).

Collateral – CAF requires or posts collateral from or to individual swap counterparties and futures contracts in the form of cash to mitigate its credit exposure to these counterparties. It is the policy of CAF to restrict and invest collateral received from swap and futures counterparties for fulfilling its obligations under the collateral agreement. CAF records cash collateral received in other assets with a corresponding obligation to return the cash collateral received in accrued expenses and other liabilities. Cash collateral posted to swap counterparties and futures contracts, under the collateral agreement, are recorded in other assets.

Intangible assets – Include software investments which are reported at cost less accumulated amortization. The amortization is calculated with the straight-line method over the useful life estimated by CAF. The estimated useful life of these assets is between 2 and 5 years.

l.	Impairment – A financial asset is considered impaired and an impairment loss is recognized only if there are circumstances that indicate impairment as a result of one or more events (“loss events”) that have occurred after recognition of the financial asset.

m.	Deposits and commercial paper – Deposits and commercial paper are recorded at amortized cost.

n.	Borrowings – The borrowings account includes those obligations with local or foreign financial institutions and commercial banks, which are recorded at amortized cost, except for some borrowings that are designated as fair value hedge or as an economic hedge. The up-front costs and fees related to the issuance of borrowings recorded at amortized cost are deferred and reported in the balance sheet as a direct deduction from the face amount of borrowings and amortized during the term of the borrowings as interest expense (Note 2v).

o.	Bonds – Medium and long-term bond issuances, whose objective is to provide the financial resources required to finance CAF’s operations, are recorded as follows:

•	Bonds denominated in currencies other than the US$ are recognized at fair value. Gains or losses resulting from changes in the fair value of these bonds, as well as the related bond’s up-front costs and fees, are recognized in the statement of comprehensive income when they occur. CAF enters into cross-currency and interest rate swaps to economically hedge the interest rate and foreign exchange risks related with these bonds.

•	The interest rate risk on US$ denominated bonds is hedged using interest rate swaps, and such interest rate swaps are designated as part of fair value hedge accounting relationships assuming no hedge ineffectiveness (the “shortcut method”). The related bond’s up-front costs and fees are deferred and reported in the balance sheet as a direct deduction from the face amount of the bonds, and amortized during the term of the bonds as interest expense (Note 2v).

Partial repurchases of bond issuances result in the derecognition of the corresponding liabilities. The difference between the repurchase price and the bond’s carrying amount is recognized as income/loss for the year.

p.	Employees’ severance benefits – Accrual for severance benefits comprises all the liabilities related to the workers’ vested rights according to CAF’s employee policies and the labor law of the member countries, when applicable. The accrual for employee severance benefits is presented as part of “labor benefits” account under “Accrued expenses and other liabilities” caption.

Under CAF’s employee policies, employees earn a severance benefit equal to five days of salary per month, up to a total of 60 days per year of service. From the second year of service, employees earn an additional two days´ salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days of salary per year. Severance benefits are recorded in the accounting records of CAF and interest on the amounts owed to employees are paid annually.

In the case of unjustified dismissal or involuntary termination, employees have the right to an additional severance benefit of one month of salary per year of service.

q.	Pension plan – In March 2005, CAF established a pension plan (the Plan), which is mandatory for all new employees as of the date of implementation of the Plan and voluntary for all other employees. The Plan´s benefits are calculated based on years of service and the average salary of the three consecutive years in which the employee received the highest salary. CAF periodically updates the benefit obligations considering actuarial assumptions.

r.	Derivative financial instruments and hedging activities – CAF records all derivative financial instruments on the balance sheet at fair value, regardless of the purpose or intent for holding them. For derivative contracts for which hedge accounting is intended to apply, CAF designates the derivative financial instrument as a fair value hedge on the date the derivative contract is entered into. CAF formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking the derivative financial instruments that are designated as fair value hedge to specific assets and liabilities on the balance sheet, or to specific firm commitments. CAF’s policy is not to enter into derivative financial instruments for speculative purposes. CAF also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values of the hedged items.

Changes in the fair value of highly effective derivative financial instruments considered to be hedges from an accounting perspective (fair value hedge) are recognized in the balance sheet. The ineffective portion of the change in fair value for a hedged derivative is recognized in the statement of comprehensive income.

Certain derivative financial instruments, although considered to be an effective hedge from an economic perspective (economic hedge), have not been designated as a hedge for accounting purposes.

The changes in the fair value of such derivative financial instruments are recognized in the statement of comprehensive income, concurrently with the change in fair value of the underlying assets and liabilities.

CAF discontinues hedge accounting prospectively upon determining that the derivative financial instrument is no longer effective in offsetting changes in the fair value of the hedged item; the derivative expires or is sold, terminated or exercised; the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that the designation of the derivative financial instrument as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative financial instrument no longer qualifies as an effective fair value hedge, CAF continues to carry the derivative financial instrument on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. In all situations in which hedge accounting is discontinued, CAF continues to carry the derivative financial instrument at its fair value on the balance sheet, and recognizes any changes in its fair value in the statement of comprehensive income.

s.	Fair value of financial instruments and fair value measurements – An entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Accounting guidance establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Inputs used to measure fair value may fall into one of three levels:

Level 1 – Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 – Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

t.	Guarantees – CAF provides guarantees for loans originated by third parties to support projects located within a stockholder country that are undertaken by public and private entities. CAF may offer guarantees of private credit agreements or it may offer public guarantees of obligations of the securities of third party issuers. CAF generally offers partial credit guarantees with the intention of sharing the risk with private lenders or holders of securities. CAF’s responsibility is limited to paying up to the amount of the guarantee upon default by the client. The guarantee fee income received is deferred and recognized over the period covered by the guarantee.

u.

Provision for guarantees losses – Provision for guarantees is maintained at a level CAF believes adequate to absorb probable losses inherent to the guaranteed loans originated by third parties as of the date of the financial statements. Guaranteed exposures are classified as either sovereign or non-sovereign. Provision for guarantees is estimated by CAF considering the credit risk exposure, default probability and loss given default. Provision for sovereign guarantees losses is based on the individual long-term foreign currency debt rating of the guarantor countries considering the weighted average rating of three recognized international risk rating agencies as of the date of the financial statements preparation. These country risk ratings have associated default probability. Given CAF’s status as a de facto preferred creditor, arising from its status as a multilateral financial institution and from the interest of its borrowers in maintaining their credit standing with CAF, and taking into account the immunities and privileges conferred by its stockholder countries, which are established in CAF’s Constitutive Agreement and other similar agreements, a factor that reflects a lower default probability – usually equivalent to three levels up in this average rating. For non-sovereign guarantees, the provision is determined by considering the CAF internal rating of each client and the average rating of the aforementioned agencies.

The provision for credit risks on contingent accounts, such as stand-by letters of credit and guarantees, are reported as other liabilities.

v.	Recent accounting pronouncements applicable –

ASU 2015-14, Revenue from Contracts with Customers

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606). The amendments in this ASU defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. All other entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. This ASU will be effective for CAF in 2018.

During the year 2016, the following complementary updates related to Revenue from Contracts with Customers (Topic 606) were issued:

•	ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net).

•	ASU 2016-10, Identifying Performance Obligations and Licensing.

•	ASU 2016-12, Narrow-Scope Improvements and Practical Expedients.

•	ASU 2016-20, Technical Corrections and Improvements.

The modifications of these updates issued during the year 2016, which affect the Accounting Standards Update Guide N° 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year.

ASU 2016-01, Financial Instruments Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this ASU require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this ASU also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this ASU eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. This ASU will be effective for CAF in 2018.

ASU 2016-07, Investments – Equity Method and Joint Ventures

In March 2016, the FASB issued ASU 2016-07. The amendments in this update eliminate the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting and also require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. This ASU will be effective for CAF in 2017.

ASU 2016-13, Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13. Financial Instruments – Credit Losses, which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. The ASU eliminates the probable initial recognition threshold in current guidance and, instead, requires an entity to reflect its current estimate of all expected credit losses. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. This ASU will be effective for CAF in 2020.

ASU 2016-18, Restricted Cash – a consensus of the FASB Emerging Issues Task Force

In November 2016, the FASB issued ASU 2016-18, Restricted Cash – a consensus of the FASB Emerging Issues Task Force. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU will be effective for CAF in 2018.

3.	CASH AND DEPOSITS WITH BANKS

Bank deposits with original maturity of three months or less include the following:

	December 31,
	2016	2015	2014
Cash and due from banks	72,403	216,078	141,147

Deposits with banks:
U.S. dollars	1,652,367	2,590,453	1,279,267

	1,724,770	2,806,531	1,420,414

4.	OTHER INVESTMENTS

Deposits with banks due in 90 days or more (original maturity) as follows:

	December 31,
	2016	2015	2014
U.S. dollars	995,792	1,185,463	1,589,458
Other currencies	762	823	7,150

	996,554	1,186,286	1,596,608

As of December 31, 2016, 2015 and 2014, the interest rate of these deposits ranged from 0.90% to 1.62%, from 0.22% to 1.12% and 0.20% to 1.21%, respectively.

5.	MARKETABLE SECURITIES

Trading

A summary of trading securities follows:

	December 31,
	2016		2015		2014
	Amount	Average maturity (years)	Amount	Average maturity (years)	Amount	Average maturity (years)
U.S. Treasury Notes	1,867,916	1.82	1,895,996	2.03	1,920,441	1.88

Non-U.S. governments and government entities bonds	236,945	0.66	85,448	0.99	195,373	0.60

Financial institutions and corporate securities:
Commercial paper	3,005,618	0.20	1,711,389	0.17	1,075,478	0.32
Certificates of deposits	2,257,292	0.36	1,176,718	0.48	2,264,749	0.46
Bonds	1,233,530	1.51	1,405,333	1.37	1,183,477	1.64
Collateralized mortgage obligation	336,041	4.47	306,152	4.66	292,214	5.55
Liquidity funds	330,611	1.00	206,839	1.00	199,059	1.00

	7,163,092	0.71	4,806,431	0.91	5,014,977	1.02

Marketable securities	9,267,953	0.93	6,787,875	1.23	7,130,791	1.24

Each certificate of deposit bears a maturity date and specified fixed interest rate. It also is registered with The Depository Trust Company (DTC) and has a CUSIP number, which is a code that identifies a financial security and facilitates trading. The liquidity funds are comprised of short-term (less than one year) securities representing high-quality, liquid debt and monetary instruments.

The fair value of trading securities include net unrealized losses of US$ 4,260 and US$ 9,766 at December 31, 2016 and 2015, respectively, and unrealized gains of US$ 3,038 at December 31, 2014.

Net realized gains and losses from trading securities of US$ 25,986, US$ 3,262 and US$ 1,035 at December 31, 2016, 2015 and 2014, respectively, are included in the statement of comprehensive income in the line Investment and deposits with banks.

CAF places its short-term investments mainly in high grade financial institutions and corporate securities. CAF has conservative investment guidelines that limit the amount of credit risk exposure, considering among other factors, limits as to credit ratings, limits as to duration exposure, specific allocations by type of investment instruments and limits across sector and currency allocation. As of December 31, 2016, 2015 and 2014, CAF does not have any significant concentrations of credit risk according to its investment guidelines. Non-US dollar-denominated securities included in marketable securities amounted to the equivalent of US$ 33,452, US$ 4,158 and US$ 166,312 at December 31, 2016, 2015 and 2014, respectively.

Maturity of debt securities follows:

	December 31,
	2016	2015	2014
Remaining maturities:
Less than one year	6,289,696	3,919,518	4,653,485
Between one and two years	2,249,657	2,083,753	519,111
Between two and three years	424,450	451,920	1,633,819
Between three and four years	126,963	133,526	101,639
Between four and five years	85,918	115,925	110,121
Over five years	91,269	83,233	112,616

	9,267,953	6,787,875	7,130,791

6.	LOANS

Loans include short, medium and long-term loans to finance projects, working capital and trade activities. The majority of the loans are to Series “A” and “B” stockholder countries, or with private institutions or companies of these countries.

Loans by country are summarized as follows:

	December 31,
	2016	2015	2014
Stockholder country:
Argentina	2,839,947	2,771,280	2,718,009
Barbados	85,000	50,000	—
Bolivia	2,211,132	2,027,045	1,909,509
Brazil	1,984,105	2,060,065	1,932,414
Chile	111,000	20,000	—
Colombia	2,339,206	2,080,181	1,768,619
Costa Rica	113,570	119,587	128,627
Dominican Republic	212,064	224,096	172,458
Ecuador	3,317,875	3,044,551	2,824,501
Jamaica	4,496	5,085	5,628
Mexico	381,729	225,646	127,526
Panama	1,464,317	1,288,004	1,254,545
Paraguay	337,105	290,515	249,271
Peru	2,274,512	2,297,980	2,333,123
Portugal	—	—	15,000
Spain	44,203	177,671	191,875
Uruguay	935,256	654,827	509,247
Venezuela	3,320,841	3,094,364	3,001,625

Sub-total loans	21,976,358	20,430,897	19,141,977
Fair value adjustments	723	(105)	2,110

Carrying value of loans	21,977,081	20,430,792	19,144,087

Fair value adjustments of loans represent adjustments to the amount of loans for which the fair value option is elected.

At December 31, 2016, 2015 and 2014, loans denominated in other currencies were granted for an equivalent of US$ 57,212, US$ 30,057 and US$ 41,780, respectively, principally in Bolivian bolivianos, Peruvian nuevos soles, Paraguayan guarani, Mexican pesos and Colombian pesos. At December 31, 2016, 2015 and 2014, fixed interest rate loans amounted to US$ 177,070, US$ 100,354 and US$ 73,164, respectively.

Loans classified by public sector and private sector borrowers are as follows:

	December 31,
	2016	2015	2014
Public sector	18,773,300	16,822,700	15,564,049
Private sector	3,203,058	3,608,197	3,577,928

	21,976,358	20,430,897	19,141,977

The average yield of the loan portfolio is shown below:

	December 31,
	2016		2015		2014
	Amount	Weighted Average yield (%)	Amount	Weighted Average yield (%)	Amount	Weighted Average yield (%)
Loans	21,976,358	3.41	20,430,897	2.85	19,141,977	2.62

Loans by industry segments are as follows:

	December 31,
	2016	%	2015	%	2014	%
Agriculture, hunting and forestry	150,018	—	78,094	—	63,389	—
Manufacturing industry	215,513	1	275,341	1	399,627	2
Electricity, gas and water supply	7,314,488	34	7,060,091	35	6,613,662	35
Transport, warehousing and communications	7,557,849	34	7,203,320	36	7,091,245	37
Financial Services — Commercial banks	1,626,136	7	1,646,223	8	1,191,862	6
Financial Services — Development banks	867,899	4	655,205	3	571,100	3
Social and other infrastructure programs	4,105,846	19	3,313,958	16	3,047,281	16
Others	138,609	1	198,665	1	163,811	1

	21,976,358	100	20,430,897	100	19,141,977	100

Loans mature as follows:

	December 31,
	2016	2015	2014
Remaining maturities:
Less than one year	4,174,292	3,713,933	2,717,459
Between one and two years	2,142,039	2,069,209	2,140,348
Between two and three years	2,303,002	1,935,815	1,919,126
Between three and four years	2,061,910	2,027,559	1,713,659
Between four and five years	1,932,948	1,789,567	1,815,106
Over five years	9,362,167	8,894,814	8,836,279

	21,976,358	20,430,897	19,141,977

The loan portfolio classified based on the type of credit risk is as follows:

	December 31,
	2016	2015	2014
Sovereign guaranteed	18,028,341	16,482,282	15,318,111
Non-sovereign guaranteed	3,948,017	3,948,615	3,823,866

	21,976,358	20,430,897	19,141,977

CAF maintains an internal risk rating system to evaluate the quality of the non-sovereign guaranteed loan portfolio, which identifies, through a standardized rating and review parameters, those risks related to credit transactions. The sovereign guaranteed loan portfolio is classified by CAF as satisfactory — very good. For purpose of determining the allowance for loan losses, rating assigned by external agencies are used (Note 2g).

The credit quality of the non-sovereign guaranteed loan portfolio as of December 31, 2016, 2015 and 2014 is presented by internal credit risk classification, as follows:

	December 31,
	2016	2015	2014
Risk classification:
Satisfactory-very good	1,671,461	2,042,901	1,802,917
Satisfactory appropriate	1,331,783	892,042	635,186
Watch	632,629	832,337	1,275,343
Special mention	173,761	57,500	—
Sub-standard	—	123,835	93,875
Doubtful	138,383	—	16,545

	3,948,017	3,948,615	3,823,866

Loan portfolio quality

The loan portfolio quality indicators and the related amounts are presented below:

	December 31,
	2016	2015	2014
During the year CAF recorded the following transactions:
Impaired loans	120,841	0	0
Loans written-off	33,730	16,354	4,125
Purchases of loan portfolio	0	0	0
Sales of loan portfolio	52,500	107,110	118,008
Trouble debt restructured	44,203	0	0

CAF presented the following amounts and quality indicators as of the end of the year:
Non-accrual loans	120,841	0	16,545
Overdue loans	7,513	0	0
Allowance for loan losses as a percentage of loan portfolio	0.29%	0.29%	0.29%
Nonaccrual loans as a percentage of loan portfolio	0.55%	0.00%	0.09%
Overdue loan principal as a percentage of loan portfolio	0.03%	0.00%	0.00%

A/B Loans

CAF administers loan-participations sold, and only assumes the credit risk for the portion of the loan owned by CAF. At December 31, 2016, 2015 and 2014, CAF had loans of this nature amounting to US$ 743,401, US$ 1,109,267 and US$ 1,558,400, respectively; whereas other financial institutions provided funds for US$ 455,754, US$ 763,217 and US$ 1,067,057, respectively.

Troubled Debt Restructuring

As of December 31, 2016 there was a troubled debt restructuring of a non-sovereign guaranteed loan, classified as impaired, with an outstanding balance of US$ 44,203. As a result of the restructuring, the principal modifications to the loan agreement consisted in extension of loan term, interest rate reductions and restatement of future cash flows, based on these facts CAF recognized a reduction of allowance for loan losses of US$ 1,486. During 2015 and 2014, there were no loans restructured.

Allowance for Loan Losses

Changes in the allowance and the balance for loan losses over the outstanding amounts, individually and collectively evaluated, are presented below:

	December 31,
	2016			2015			2014
	Sector		Total	Sector		Total	Sector		Total
	Sovereign	Non- sovereign		Sovereign	Non- sovereign		Sovereign	Non- sovereign
Balances at beginning of year	26,269	32,660	58,929	20,241	35,522	55,763	10,898	27,438	38,336
Provision for loan losses	(5,042)	43,312	38,270	6,028	12,675	18,703	9,343	12,209	21,552
Loans written-off	—	(33,730)	(33,730)	—	(16,354)	(16,354)	—	(4,125)	(4,125)
Recoveries	—	280	280	—	817	817	—	—	—

Balances at end of year	21,227	42,522	63,749	26,269	32,660	58,929	20,241	35,522	55,763

Allowance:
Individually evaluated for loan losses	—	42,522	42,522	—	32,660	32,660	—	35,522	35,522
Collectively evaluated for loan losses	21,227	—	21,227	26,269	—	26,269	20,241	—	20,241

	21,227	42,522	63,749	26,269	32,660	58,929	20,241	35,522	55,763

Loans:
Individually evaluated for loan losses	—	3,948,017	3,948,017	—	3,948,615	3,948,615	—	3,823,866	3,823,866
Collectively evaluated for loan losses	18,028,341	—	18,028,341	16,482,282	—	16,482,282	15,318,111	—	15,318,111

	18,028,341	3,948,017	21,976,358	16,482,282	3,948,615	20,430,897	15,318,111	3,823,866	19,141,977

7.	EQUITY INVESTMENTS

Equity investments, which have no readily determinable fair value, are as follows:

	December 31,
	2016	2015	2014
Direct investment in company accounted under equity method	10,674	9,979	9,169
Investment funds accounted under equity method	27,198	33,369	33,534
Direct investments in companies at cost	80,689	81,189	68,039
Investment funds at cost	267,490	203,853	181,603

	386,051	328,390	292,345

Equity investments by country are summarized as follow:

	Latest Equity participation (%)	December 31,
		2016	2015	2014
Investment Funds:
Bolivia	20	2,891	3,090	2,714
Brazil	Between 9 and 19	30,990	31,377	32,762
Colombia	Between 6 and 19	53,881	46,657	44,226
Mexico	Between 6 and 23	89,496	48,475	31,697
Peru	6	6,758	6,726	6,688
Regional	Between 2 and 33	110,671	100,896	97,050

		294,687	237,221	215,137

Direct Investments in companies:
Argentina	17	—	2,000	2,000
Bolivia	20	10,674	9,979	9,169
Brazil	13	7,000	7,000	7,000
Colombia	8	15,000	15,000	17,511
Ecuador	10	490	490	490
Peru	Between 1 and 13	11,740	11,740	8,263
Regional	Between 1 and 20	46,460	44,960	32,775

		91,364	91,169	77,208

		386,051	328,390	292,345

Details of equity investments under equity method are as follows:

	Latest equity participation	Latest financial statements	December 31,
			2016	2015	2014
Company:
Banco de Desarrollo de la Producción	20%	08/31/2016	10,674	9,979	9,169

Funds:
Darby Latinoamerican Mezzanine Fund II	20%	09/30/2016	12,366	10,481	9,947
Emerging Energy Latinoamerican Fund	0%		—	1,576	2,434
Fondo de Fondos México II	0%		—	8,278	7,759
Microfinance Growth Fund	20%	09/30/2016	5,990	5,854	6,167
Produbanco Darby-Probanco Fund II	33%	09/30/2016	5,951	4,090	4,513
Próspero Microfinanzas Fund	20%	09/30/2016	2,891	3,090	2,714

			27,198	33,369	33,534

During 2016, 2015 and 2014, CAF recognized income of US$ 10,365, US$ 2,043 and US$ 9,020, respectively, for dividends received from investments under the cost method, which are included in the statements of comprehensive income.

At December 31, 2016, 2015 and 2014, CAF recognized impairment related to cost-method investments of US$ 9,200, US$ 11,046 and US$ 7,307, respectively.

8.	PROPERTY AND EQUIPMENT, NET

A summary of property and equipment, net follows:

	December 31,
	2016	2015	2014
Land	27,029	27,029	27,012
Buildings	38,931	38,814	26,169
Buildings improvements	20,984	19,773	19,786
Leased building improvements	6,948	6,392	6,770
Furniture and equipment	25,956	24,066	21,583
Vehicles	1,020	1,008	989

	120,868	117,082	102,309
Less accumulated depreciation	59,677	54,589	50,805
Projects in progress	14,009	10,430	17,499

	75,200	72,923	69,003

Depreciation expenses of US$ 5,682, US$ 5,725 and US$ 5,974 for property and equipment for the years ended December 31, 2016, 2015 and 2014, respectively, are included in the statement of comprehensive income.

9.	OTHER ASSETS

A summary of other assets follows:

	December 31,
	2016	2015	2014
Derivative related collateral	904,902	455,361	233,746
Intangible assets, net	14,052	13,795	10,199
Receivable from investment securities	—	2,876	4,551
Other	18,388	19,347	25,573

	937,342	491,379	274,069

10.	DEPOSITS

A summary of deposits follows:

	December 31,
	2016	2015	2014
Demand deposits	77,321	333,969	72,479
Time deposits:
Less than one year	3,021,562	2,366,279	3,624,031

	3,098,883	2,700,248	3,696,510

At December 31, 2016, 2015 and 2014, the weighted average cost was 0.61%, 0.28% and 0.29%, respectively. Deposits are issued for amounts equal to or more than US$ 100. Total deposits denominated in other currencies amount to US$ 914, US$ 1,058 and US$ 157,324 at December 31, 2016, 2015 and 2014, respectively.

11.	COMMERCIAL PAPER

The outstanding amount of commercial paper issued by CAF amounting to US$ 2,112,717 at December 31, 2016 will mature in 2017 (US$ 2,589,875 at December 31, 2015 matured in 2016 and US$ 1,853,282 at December 31, 2014 matured in 2015). At December 31, 2016, 2015 and 2014, the weighted average interest rate cost was 0.82%, 0.43% and 0.30% respectively.

12.	BORROWINGS

A summary of borrowings by currency follows:

	December 31,
	2016	2015	2014
U.S. dollars	1,269,296	1,280,884	1,443,140
Euros	112,900	112,900	—
Peruvian nuevos soles	35,416	21,695	22,044
Venezuelan bolivars	60	34,127	30,159
Other currencies	7,425	5,337	5,853

	1,425,097	1,454,943	1,501,196
Fair value adjustments	(2,722)	8,907	13,450
Less debt issuance costs	909	934	1,480

Carrying value of borrowings	1,421,466	1,462,916	1,513,166

At December 31, 2016, 2015 and 2014, the fixed interest-bearing borrowings amounted to US$ 555,514, US$ 549,413 and US$ 545,171, respectively. At December 31, 2016, 2015 and 2014, the weighted average interest rate after considering the impact of interest rate swaps was 2.02%, 1.75% and 1.63%, respectively.

During the year ended December 31, 2016, CAF recognized income for US$ 28,223, mainly from exchange difference in borrowings denominated in Venezuelan bolivars, which are presented in “Non-interest income — Other income”.

Borrowings, by remaining maturities, are summarized below:

	December 31,
	2016	2015	2014
Remaining maturities:
Less than one year	111,936	476,242	246,009
Between one and two years	540,411	104,872	441,506
Between two and three years	158,231	206,041	105,614
Between three and four years	129,841	131,757	184,241
Between four and five years	117,841	116,757	113,625
Over five years	366,837	419,274	410,201

	1,425,097	1,454,943	1,501,196

Some borrowing agreements contain covenants requiring the use of the proceeds for specific purposes or projects.

At December 31, 2016, 2015 and 2014, there were unused term credit facilities amounting to US$ 478,995, US$ 511,216 and US$ 569,342, respectively.

13.	BONDS

An analysis of outstanding bonds follows:

	December 31,
	2016			2015			2014
	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (Year-end)	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (Year-end)	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (Year-end)
U.S. dollars	7,799,202	7,799,202	2.28	6,762,371	6,762,371	2.37	6,109,320	6,109,320	2.03
Euro	4,977,094	4,169,433	2.05	4,257,096	3,602,169	1.86	3,571,411	3,230,302	1.62
Swiss francs	2,639,425	2,457,002	2.28	2,235,639	2,108,434	1.75	2,054,538	1,950,086	1.71
Australian dollars	718,094	643,556	2.43	772,283	658,078	1.57	525,233	471,269	1.26
Norwegian kroner	622,501	488,361	2.26	622,501	475,964	1.59	390,828	323,777	1.43
Hong Kong dollars	548,686	548,972	1.85	386,060	386,437	1.88	386,060	386,212	1.69
Japanese yen	347,939	290,723	3.31	310,578	244,996	2.77	418,819	294,807	2.45
Turkish lira	134,555	98,898	1.39	70,105	53,808	0.77	70,089	67,408	0.34
Colombian pesos	112,565	73,899	3.58	112,565	70,408	2.96	112,565	92,687	2.64
Mexican pesos	98,108	63,701	3.61	98,108	16,462	2.87	98,108	89,545	2.67
South African rand	60,362	61,378	1.41	22,598	16,247	0.80	22,594	21,848	0.85
Peruvian nuevos soles	14,943	14,583	1.60	22,397	21,532	0.91	32,331	35,412	0.73
Chinese renminbi	—	—	—	—	—	—	96,618	96,660	1.37

	18,073,474	16,709,708		15,672,301	14,416,906		13,888,514	13,169,333

Fair value adjustments		462,216			641,455			690,607
Less debt is suance costs		26,618			29,763			34,990

Carrying value of bonds		17,145,306			15,028,598			13,824,950

A summary of the bonds issued, by remaining maturities at original exchange rate, follows:

	December 31,
	2016	2015	2014
Remaining maturities:
Less than one year	2,080,201	1,561,251	1,264,543
Between one and two years	2,290,870	2,087,629	1,560,577
Between two and three years	2,366,440	2,225,655	2,086,958
Between three and four years	1,607,932	1,074,313	1,315,182
Between four and five years	2,537,642	1,133,701	937,189
Over five years	7,190,389	7,589,752	6,724,065

	18,073,474	15,672,301	13,888,514

At December 31, 2016, 2015 and 2014, fixed interest rate bonds amounted to US$ 17,801,069, US$ 15,201,393 and US$ 13,059,963, respectively, of which US$ 10,286,532, US$ 8,927,226 and US$ 7,667,123, respectively, are denominated in other currencies.

There were no bonds repurchased during the years ended December 31, 2016, 2015 and 2014.

14.	ACCRUED EXPENSES AND OTHER LIABILITIES

A summary of accrued expenses and other liabilities follows:

	December 31,
	2016	2015	2014
Derivatives related collateral	187	—	99,413
Employees’ severance benefits and savings plan	82,241	72,995	68,382
Payable for invesment securities purchased	—	5,488	5,683
Contributions to Stockholders´ Special Funds	22,500	16,000	—
Provision for contingencies	2,607	4,105	2,474
Other liabilities	7,087	7,745	8,441

	114,622	106,333	184,393

15.	PENSION PLAN

At December 31, 2016, 2015 and 2014, the Plan has 568, 489 and 421 participants and active employees, respectively. The measurement date used to determine pension plan benefit obligation is December 31.

For the years ended December 31, 2016, 2015 and 2014, a reconciliation of beginning and ending balances of the benefit obligation are as follows:

	December 31,
	2016	2015	2014
Change in benefit obligation:
Benefit obligation at beginning of year	14,002	11,294	9,558
Service cost	1,715	1,438	1,206
Interest cost	594	481	406
Plan participants´contributions	1,600	1,319	1,170
Actuarial loss (gain)	1,177	224	(435)
Benefit paid	(325)	(754)	(611)

Benefit obligation at end of year	18,763	14,002	11,294

For the years ended December 31, 2016, 2015 and 2014, a reconciliation of beginning and ending balances of the fair value of plan assets are as follows:

	December 31,
	2016	2015	2014
Change in plan assets:
Fair value of plan assets at beginning of year	13,431	11,326	9,098
Actual return on plan assets	325	221	183
Contributions	3,770	2,638	2,656
Benefit paid	(325)	(754)	(611)

Fair value of plan assets at end of year	17,201	13,431	11,326

Plan assets are as follows:

	December 31,
	2016	2015	2014
Plan assets:
Deposits with banks	17,201	13,431	11,326

The table below summarizes the component of the periodic cost of projected benefits related to the PBO for the years ended December 31, 2016, 2015 and 2014:

	December 31,
	2016	2015	2014
Service cost	1,715	1,438	1,206
Interest cost	594	481	406
Expected return on plan assets	(201)	(170)	(136)

	2,108	1,749	1,476

A summary of the net projected cost for the year 2017 follows:

Service cost:
Contributions to the plan	1,776
Guaranteed benefit	412

2,188
Interest cost	794
Expected return on plan assets	(258)

2,724

A summary of the benefits expected to be paid for the next five years follows:

2017	539,441
2018	993,517
2019	345,823
2020	214,332
2021	437,735

Weighted-average assumptions used to determine net benefit cost since the origination of the Plan to December 31, 2016, 2015 and 2014 follows:

Discount rate	4%
Expected long-term rate return on Plan assets	1.5%
Salary increase rate	3%

16.	STOCKHOLDERS’ EQUITY

Authorized Capital

The authorized capital of CAF at December 31, 2016 and 2015 amounts to US$ 15,000,000 and US$ 10,000,000 as of December 2014, distributed among Series “A”, “B” and “C” shares.

Additional paid-in capital

The additional paid-in capital of CAF at December 31, 2016, 2015 and 2014 amounts to US$ 2,890,091, US$ 2,354,537 and US$ 1,911,487, respectively. The additional paid-in capital is the amount paid by Series “B” and Series “C” stockholders in excess of the par value.

Subscribed Callable Capital

The payment of subscribed callable capital will be as required, with prior resolution of the Board of Directors, in order to meet financial obligations of CAF, when internal resources are inadequate.

Shares

CAF´s shares are classified as follows:

Series “A” shares: Subscribed by the governments or public-sector institutions, semipublic or private entities with social or public objectives of: Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Trinidad and Tobago, Uruguay and Venezuela. Series “A” shares grant the right of representation on CAF´s Board of Directors to one principal director and one alternate director for each of the above countries. These shares have a par value of US$ 1,200.

Series “B” shares: Subscribed by the governments or public-sector institutions, semipublic or private entities and commercial banks of: Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Trinidad and Tobago, Uruguay and Venezuela. Each of these shares grants the right of representation on CAF´s Board of Directors to one principal director and one alternate director for each of the following countries: Bolivia, Colombia, Ecuador, Peru and Venezuela. Also, the commercial banks that currently hold Series “B” shares of CAF are entitled, as a group, to elect one principal director and one alternate director on the Board of Directors. Series “B” shares have a par value of US$ 5.

Series “C” shares: Subscribed by legal entities or individuals belonging to countries other than Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Uruguay and Venezuela. These shares confer the right of representation on CAF´s Board of Directors to two principal directors and their respective alternates, who are elected by the holders of these shares. Series “C” shares have a par value of US$ 5.

A summary of the changes in subscribed and paid-in capital for the years ended December 31, 2016, 2015 and 2014 follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
At December 31, 2013	10	706,436	79,440	12,000	3,532,180	397,200	3,941,380
Issued for cash	—	49,453	12,370	—	247,265	61,850	309,115

At December 31, 2014	10	755,889	91,810	12,000	3,779,445	459,050	4,250,495
Issued for cash	—	46,201	1,955	—	231,005	9,775	240,780

At December 31, 2015	10	802,090	93,765	12,000	4,010,450	468,825	4,491,275
Issued for cash	1	56,224	1,990	1,200	281,120	9,950	292,270
Transfer of shares	—	23,457	(23,457)	—	117,285	(117,285)	—

At December 31, 2016	11	881,771	72,298	13,200	4,408,855	361,490	4,783,545

Subscribed and paid-in capital at December 31, 2016 is presented as follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Stockholder:
Argentina	1	88,423	—	1,200	442,115	—	443,315
Bolivia	1	50,003	—	1,200	250,015	—	251,215
Brazil	1	85,042	—	1,200	425,210	—	426,410
Colombia	1	163,894	—	1,200	819,470	—	820,670
Ecuador	1	50,324	—	1,200	251,620	—	252,820
Panama	1	23,676	—	1,200	118,380	—	119,580
Paraguay	1	23,938	—	1,200	119,690	—	120,890
Peru	1	176,550	—	1,200	882,750	—	883,950
Trinidad & Tobago	1	23,457	—	1,200	117,285	—	118,485
Uruguay	1	27,374	—	1,200	136,870	—	138,070
Venezuela	1	168,678	—	1,200	843,390	—	844,590
Barbados	—	—	3,522	—	—	17,610	17,610
Chile	—	—	5,541	—	—	27,705	27,705
Costa Rica	—	—	3,291	—	—	16,455	16,455
Dominican Republic	—	—	6,796	—	—	33,980	33,980
Jamaica	—	—	182	—	—	910	910
Mexico	—	—	11,757	—	—	58,785	58,785
Portugal	—	—	1,470	—	—	7,350	7,350
Spain	—	—	39,739	—	—	198,695	198,695
Commercial banks	—	412	—	—	2,060	—	2,060

	11	881,771	72,298	13,200	4,408,855	361,490	4,783,545

At December 31, 2016, the detail of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount
Stockholder:
Argentina	2,816	14,080	—	—	25,200	126,000	—	—
Bolivia	14,791	73,955	—	—	14,400	72,000	—	—
Brazil	2,816	14,080	—	—	25,200	126,000	—	—
Colombia	52,507	262,535	—	—	50,400	252,000	—	—
Ecuador	14,791	73,955	—	—	14,400	72,000	—	—
Panama	16,551	82,755	—	—	7,200	36,000	—	—
Paraguay	2,428	12,140	—	—	7,200	36,000	—	—
Peru	—	—	—	—	50,400	252,000	—	—
Trinidad & Tobago	—	—	—	—	7,200	36,000	—	—
Uruguay	14,086	70,430	—	—	7,200	36,000	—	—
Venezuela	48,156	240,780	—	—	50,400	252,000	—	—
Barbados	—	—	—	—	—	—	—	—
Chile	—	—	—	—	—	—	800	4,000
Dominican Republic	—	—	239	1,195	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000
Portugal	—	—	—	—	—	—	16,332	81,660
Spain	—	—	—	—	—	—	40,000	200,000
Commercial banks	69	345	—	—	—	—	—	—

	169,011	845,055	239	1,195	259,200	1,296,000	58,732	293,660

Subscribed and paid-in capital at December 31, 2015 is presented as follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Stockholder:
Argentina	1	81,934	—	1,200	409,670	—	410,870
Bolivia	1	46,985	—	1,200	234,925	—	236,125
Brazil	1	69,194	—	1,200	345,970	—	347,170
Colombia	1	159,414	—	1,200	797,070	—	798,270
Ecuador	1	47,306	—	1,200	236,530	—	237,730
Panama	1	21,211	—	1,200	106,055	—	107,255
Paraguay	1	21,192	—	1,200	105,960	—	107,160
Peru	1	167,420	—	1,200	837,100	—	838,300
Uruguay	1	25,060	—	1,200	125,300	—	126,500
Venezuela	1	161,962	—	1,200	809,810	—	811,010
Barbados	—	—	1,761	—	—	8,805	8,805
Chile	—	—	5,541	—	—	27,705	27,705
Costa Rica	—	—	3,291	—	—	16,455	16,455
Dominican Republic	—	—	6,567	—	—	32,835	32,835
Jamaica	—	—	182	—	—	910	910
Mexico	—	—	11,757	—	—	58,785	58,785
Portugal	—	—	1,470	—	—	7,350	7,350
Spain	—	—	39,739	—	—	198,695	198,695
Trinidad & Tobago	—	—	23,457	—	—	117,285	117,285
Commercial banks	—	412	—	—	2,060	—	2,060

	10	802,090	93,765	12,000	4,010,450	468,825	4,491,275

At December 31, 2015, the detail of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount
Stockholder:
Argentina	9,305	46,525	—	—	25,200	126,000	—	—
Bolivia	4,428	22,140	—	—	14,400	72,000	—	—
Brazil	18,664	93,320	—	—	25,200	126,000	—	—
Colombia	16,702	83,510	—	—	50,400	252,000	—	—
Ecuador	4,428	22,140	—	—	14,400	72,000	—	—
Panama	5,635	28,175	—	—	7,200	36,000	—	—
Paraguay	5,174	25,870	—	—	7,200	36,000	—	—
Peru	9,130	45,650	—	—	50,400	252,000	—	—
Uruguay	3,019	15,095	—	—	7,200	36,000	—	—
Venezuela	14,587	72,935	—	—	50,400	252,000	—	—
Barbados	—	—	1,761	8,805	—	—	—	—
Chile	—	—	—	—	—	—	800	4,000
Dominican Republic	—	—	468	2,340	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000
Portugal	—	—	—	—	—	—	16,332	81,660
Spain	—	—	—	—	—	—	40,000	200,000
Commercial banks	4	20	—	—	—	—	—	—

	91,076	455,380	2,229	11,145	252,000	1,260,000	58,732	293,660

Subscribed and paid-in capital at December 31, 2014 is presented as follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Stockholder:
Argentina	1	75,445	—	1,200	377,225	—	378,425
Bolivia	1	44,319	—	1,200	221,595	—	222,795
Brazil	1	65,927	—	1,200	329,635	—	330,835
Colombia	1	153,278	—	1,200	766,390	—	767,590
Ecuador	1	44,640	—	1,200	223,200	—	224,400
Panama	1	18,747	—	1,200	93,735	—	94,935
Paraguay	1	18,376	—	1,200	91,880	—	93,080
Peru	1	158,290	—	1,200	791,450	—	792,650
Uruguay	1	22,746	—	1,200	113,730	—	114,930
Venezuela	1	153,712	—	1,200	768,560	—	769,760
Chile	—	—	5,541	—	—	27,705	27,705
Costa Rica	—	—	3,291	—	—	16,455	16,455
Dominican Republic	—	—	6,373	—	—	31,865	31,865
Jamaica	—	—	182	—	—	910	910
Mexico	—	—	11,757	—	—	58,785	58,785
Portugal	—	—	1,470	—	—	7,350	7,350
Spain	—	—	39,739	—	—	198,695	198,695
Trinidad & Tobago	—	—	23,457	—	—	117,285	117,285
Commercial banks	—	409	—	—	2,045	—	2,045

	10	755,889	91,810	12,000	3,779,445	459,050	4,250,495

At December 31, 2014, the detail of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount
Stockholder:
Argentina	15,794	78,970	—	—	25,200	126,000	—	—
Bolivia	7,094	35,470	—	—	14,400	72,000	—	—
Brazil	21,931	109,655	—	—	25,200	126,000	—	—
Colombia	22,838	114,190	—	—	50,400	252,000	—	—
Ecuador	7,094	35,470	—	—	14,400	72,000	—	—
Panama	8,099	40,495	—	—	7,200	36,000	—	—
Paraguay	7,990	39,950	—	—	7,200	36,000	—	—
Peru	18,260	91,300	—	—	50,400	252,000	—	—
Uruguay	5,333	26,665	—	—	7,200	36,000	—	—
Venezuela	22,837	114,185	—	—	50,400	252,000	—	—
Chile	—	—	—	—	—	—	800	4,000
Dominican Republic	—	—	662	3,310	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000
Portugal	—	—	—	—	—	—	16,332	81,660
Spain	—	—	—	—	—	—	40,000	200,000
Commercial banks	7	35	—	—	—	—	—	—

	137,277	686,385	662	3,310	252,000	1,260,000	58,732	293,660

General Reserve

CAF maintains a general reserve approved by the Stockholders’ Assembly, which is considered an equity reserve. Stockholders approved the increase in the general reserve by US$ 69,830, US$ 123,874 and US$ 116,557 during the years ended December 31, 2016, 2015 and 2014, through appropriations from net income for the years ended December 31, 2015, 2014 and 2013, respectively.

Reserve Pursuant to Article N° 42 of the Constitutive Agreement

CAF´s Constitutive Agreement requires that at least 10% of annual net income is to be appropriated to a reserve fund until that reserve fund amounts to 50% of the subscribed capital, which is considered an equity reserve. Additional appropriation may be approved by the stockholders. At the Stockholders’ Assembly in March 2016, 2015 and 2014, it was authorized to increase the reserve fund by US$ 7,800, US$ 13,765 and US$ 21,200, through an appropriation from net income for the years ended December 31, 2015, 2014 and 2013, respectively.

17.	DISTRIBUTIONS TO STOCKHOLDERS’ SPECIAL FUNDS

The stockholders’ Assembly distributed a portion of net income to stockholders’ special funds. These stockholders’ special funds are created to promote technical and financial cooperation, sustainable human development, and management of poverty relief funds in stockholder countries. CAF has no residual interest in these stockholders’ special funds.

In March 2014, the stockholders’ Assembly approved the distribution of US$ 69,000, through an appropriation from net income at December 31, 2013, to the stockholders’ special funds (Note 26).

18.	CONTRIBUTIONS TO STOCKHOLDERS’ SPECIAL FUNDS

The Stockholders’ Assembly approves a maximum amount to be contributed to stockholders’ special funds during the fiscal year and to recognize these contributions as expenses. The Executive President by delegation of the Stockholders’ Assembly may authorize, up to the maximum approved amount, the amounts that will be contributed during the current period, based on the analysis of the new commitments contracted or the resources required by the stockholders’ special funds.

In March 2016, the Stockholders’ Assembly approved the contribution up to a maximum amount of US$ 72,000 to some stockholders’ special funds for 2016. Subsequently, the Executive President directly or by delegation based on the analysis of the new commitments contracted or the resources required by the stockholders’ special funds authorized the contributions of US$ 36,000, US$ 20,000, US$ 10,000 and US$ 2,000 to Compensatory Financing Fund (FFC), Technical Cooperation Fund (FCT) Fund for the Development of Small and Medium Enterprises (FIDE), and Human Development Fund (FONDESHU), respectively. As of December 31, 2016, CAF recognized US$ 68,000 as an expense and recognized an unconditional obligation (accounts payable) for US$ 22,500 which will be paid in January 2017.

In March 2015, the Stockholders’ Assembly approved the contribution of up to a maximum amount of US$ 72,000 to some stockholders’ special funds for 2015. Subsequently, the Executive President directly or by delegation authorized the disbursement of US$ 32,000, US$ 20,000 and US$ 2,000 to FFC, FCT and FONDESHU, respectively. As of December 31, 2015, CAF recognized US$ 54,000 as an expense and recognized an unconditional obligation (accounts payable) for US$ 16,000, which were paid in 2016.

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income balances as of December 31, 2016, 2015 and 2014, and the amounts reclassified out of accumulated other comprehensive income and into net income were as follows:

	December 31,
	2016	2015	2014
Balances at beginning of the year	(571)	32	(317)
Unrecognized changes in assets/ liabilities under benefit pension plan	(1,563)	(603)	32
Amortization of defined benefit pension items (1)	571	—	317

Balances at end of year	(1,563)	(571)	32

(1)	This accumulated other comprehensive income component is included in administrative expenses in the statement of comprehensive income.

20.	TAX EXEMPTIONS

In all Full Member Shareholder Countries, CAF is exempt from all taxes on income, properties and other assets. It is also exempt from liability related to the payment, withholding or collection of any taxes.

21.	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

CAF utilizes derivative financial instruments to reduce exposure to interest rate risk and foreign currency risk. CAF does not hold or issue derivative financial instruments for trading or speculative purposes.

The market risk associated with interest rate and foreign currency risk is managed by swapping marketable securities - trading, loans, borrowings and bonds, subject to fixed interest rates and denominated in other currency into floating interest rate instruments denominated in U.S. dollars. CAF enters into derivative financial instruments with market risk characteristics that are expected to change in a manner that will offset the economic change in value of specifically identified loans, bonds or borrowings. Derivative contracts held by CAF consist of interest rate swaps designated as fair value hedges of specifically identified loans, bonds or borrowings with fixed interest rates and denominated in U.S. dollars. Also CAF enters into cross-currency and interest rate swaps as an economic hedge (derivative that is entered into to manage a risk but is not accounted as a hedge) for interest rate and foreign exchange risks related with bonds, borrowings or loans denominated in currencies other than the U.S. dollar where CAF’s management elected to measure those liabilities and assets at fair value under the fair value option guidance.

When the fair value of a derivative financial instrument is positive, the counterparty owes CAF, creating credit risk for CAF. When the fair value of a derivative financial instrument is negative, CAF owes the counterparty and, therefore, it does not have credit risk. CAF minimizes the credit risk in derivative financial instruments by entering into transactions with high-quality counterparties whose credit rating is “A” or higher.

In order to reduce the credit risk in derivative financial instruments, CAF enters into credit support agreements with its major swap counterparties. This provides risk mitigation, as the swap contracts are regularly marked-to-market, and the party being the net obligor is required to post collateral when the net marked to-market exposure exceeds certain predetermined thresholds. This collateral is in the form of cash.

CAF does not offset for each counterparty, the fair value amount recognized for derivative financial instruments with the fair value amount recognized for the collateral, whether posted or received, under master netting arrangements executed with the same counterparty. CAF reports separately the cumulative gross amounts for the receivable from and payable to for derivative financial instruments.

CAF also utilizes futures derivatives instruments to reduce exposure to price risk. These are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities. CAF generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in fair value of the future contracts. Additionally, CAF utilizes forward contracts to reduce exposure to foreign currency risk.

At December 31, 2016, 2015 and 2014, balance sheet details related to CAF’s derivative financial instruments is as follows:

	Derivative assets			Derivative liabilities
	December 31,			December 31,
	2016	2015	2014	2016	2015	2014
Interest rate swap	61,657	123,618	183,323	78,076	13,097	33,752
Cross-currency swap	56,238	91,603	199,790	942,965	794,589	349,150
U.S Treasury Futures	318	271	—	26	134	155
Cross-currency forward contracts	140	17	590	225	277	29

	118,353	215,509	383,703	1,021,292	808,097	383,086

The following table presents the notional amount and fair values of interest rate swaps and cross-currency swaps and the underlying hedged items at December 31, 2016, 2015 and 2014:

	Notional amount		Fair value
	Interest rate swap	Cross- currency swap	Derivative assets	Derivative liabilities
At December 31, 2016:
Marketable securities - Trading	—	29,982	476	452
Loans	21,495	—	290	8
Loans	—	15,000	—	151
Borrowings	—	112,900	—	7,822
Borrowings	425,336	—	7,115	3,057
Bonds	—	10,286,532	55,762	934,540
Bonds	7,353,173	—	54,252	75,011

	7,800,004	10,444,414	117,895	1,021,041

At December 31, 2015:
Loans	—	6,117	3,045	—
Loans	22,143	—	179	27
Borrowings	—	112,900	—	4,138
Borrowings	405,000	—	12,581	132
Bonds	—	8,927,226	88,558	790,451
Bonds	6,212,803	—	110,858	12,938

	6,639,946	9,046,243	215,221	807,686

At December 31, 2014:
Loans	—	18,351	3,151	187
Loans	6,125	—	—	46
Borrowings	419,167	—	13,766	316
Bonds	5,357,840	—	169,557	33,390
Bonds	—	7,803,396	196,639	348,963

	5,783,132	7,821,747	383,113	382,902

The following table presents the notional amount and fair values of U.S. treasury futures and cross-currency forward contracts at December 31, 2016, 2015 and 2014:

At December 31, 2016

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets

Forward contracts	Various	Until January 2017	Various	43,593	140

Futures short	Various	Until March 2017	Various	1,177,200	318

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities

Forward contracts	Various	Until January 2017	Various	43,680	(225)

Futures long	Various	Until March 2017	Various	21,200	(26)

At December 31, 2015
					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets

Forward contracts	Various	Until March 2016	Various	21,335	17
Futures long	Various	Until March 2016	Various	82,600	(27)
Futures short	Various	Until March 2016	Various	18,000	298

				100,600	271

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities

Forward contracts	Various	Until March 2016	Various	21,525	(277)

Futures short	Various	Until March 2016	Various	(553,200)	(134)

At December 31, 2014
					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets

At December 31, 2014:
Forward contracts	Various	Until Sep 2015	Various	560	590

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities

At December 31, 2014:
Forward contracts	Various	Until Sep 2015	Various	(560)	(29)
Futures short	Nov/Dec 2014	March 2015	Various	49,900	(81)
Futures short	Nov/Dec 2014	March 2015	Various	4,900	(74)

				54,800	(155)

The amount of collateral posted related with futures at December 31, 2016, 2015 and 2014, was US$ 20,059, US$ 4,098 and US$ 1,374, respectively.

CAF enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting arrangements with substantially all of its derivative counterparties. These legally enforceable master netting arrangements give CAF the right to take cash or liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty. The following tables present information about the effect of offsetting of derivative financial instruments, although CAF has elected not to offset any derivative financial instruments by counterparty in the balance sheet:

At December 31, 2016

Derivative assets		Gross amounts not offset
		in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount

Swaps	117,895	(117,467)	—	428

Derivative liabilities		Gross amounts not offset
		in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(1,021,041)	117,467	884,843	(18,731)

At December 31, 2015

Derivative assets		Gross amounts not offset
		in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	215,221	(213,364)	—	1,857

Derivative liabilities		Gross amounts not offset
		in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(807,686)	213,364	451,263	(143,059)

At December 31, 2014

Derivative assets		Gross amounts not offset
		in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	383,113	(201,474)	(99,413)	82,226

Derivative liabilities		Gross amounts not offset
		in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(382,902)	201,474	132,959	(48,469)

22.	FAIR VALUE MEASUREMENTS

The following section describes the valuation methodologies used by CAF to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each financial instrument is classified. Where appropriate, the description includes details of the valuation techniques and the key inputs to those models.

When available, CAF generally uses quoted prices in active markets to determine fair value.

If quoted market prices in active markets are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates, etc.

Where available, CAF may also make use of quoted prices in active markets for recent trading activity in positions with the same or similar characteristics to the financial instrument being valued. The frequency and size of trading activity and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed quoted prices from those markets.

The following valuation methodologies are used to estimate the fair value and determine the classification in the fair value hierarchy of CAF’s financial instruments:

•	Marketable securities: CAF uses quoted prices in active markets to determine the fair value of trading securities. These securities are classified in Level 1 of the fair value hierarchy.

•	Loans: The fair value of fixed rate loans, is determined by using the current variable interest rate for similar loans. These loans are classified in Level 2 of the fair value hierarchy.

•	Derivative assets and liabilities: Derivative financial instruments transactions contracted and designated by CAF as hedges of risks related to interest rates, currency rates or both, for transactions recorded as financial assets or liabilities are also presented at fair value. In those cases the fair value is calculated using market prices provided by the counterparties, which are determined based on discounted cash flows using observable inputs. Derivative assets and liabilities are classified in Level 2 of the fair value hierarchy.

•	Bonds and borrowings: For CAF’s bonds issued and medium and long term borrowings, fair value is determined by using a discounted cash flow technique, taking into consideration benchmark interest yield curves at the end of the reporting period to discount the expected cash flows for the applicable maturity, thus reflecting market fluctuation of key variables such as interest and exchange rates. These yield curves are adjusted to incorporate CAF credit risk spread. Bonds and borrowings are generally classified in Level 2 of the fair value hierarchy based on the observability of significant inputs to the valuation technique.

During 2016, 2015 and 2014, there were no transfers between levels 1, 2 and 3.

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair value hierarchy levels CAF’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2016, 2015 and 2014:

	Level 1	Level 2	Level 3	Total

At December 31, 2016
Assets:
Marketable Securities:
U.S. Treasury Notes	1,867,916	—	—	1,867,916
Non-U.S. governments and government entities bonds	236,945	—	—	236,945
Financial institutions and corporate securities:
Commercial paper	3,005,618	—	—	3,005,618
Certificate of deposits	2,257,292	—	—	2,257,292
Bonds	1,233,530	—	—	1,233,530
Collateralized mortgage obligation	336,041	—	—	336,041
Liquity funds	330,611	—	—	330,611

	7,163,092	—	—	7,163,092

Sub-total financial assets at fair value	9,267,953	—	—	9,267,953
Loans	—	37,196	—	37,196
Derivative instruments:
Interest rate swap	—	61,657	—	61,657
Cross-currency swap	—	56,238	—	56,238
U.S Treasury Futures	—	318	—	318
Cross-currency forward contracts	—	140	—	140

	—	118,353	—	118,353

Total financial assets at fair value	9,267,953	155,549	—	9,423,502

Liabilities:
Borrowings	—	535,514	—	535,514
Bonds	—	16,740,167	—	16,740,167
Derivative instruments:
Interest rate swap	—	78,076	—	78,076
Cross-currency swap	—	942,965	—	942,965
U.S Treasury Futures	—	26	—	26
Cross-currency forward contracts	—	225	—	225

	—	1,021,292	—	1,021,292

Total financial liabilities at fair value	—	18,296,973	—	18,296,973

	Level 1	Level 2	Level 3	Total

At December 31, 2015
Assets:
Marketable Securities:
U.S. Treasury Notes	1,895,996	—	—	1,895,996
Non-U.S. governments and government entities bonds	85,448	—	—	85,448
Financial institutions and corporate securities:
Commercial paper	1,711,389	—	—	1,711,389
Certificate of deposits	1,176,718	—	—	1,176,718
Bonds	1,405,333	—	—	1,405,333
Collateralized mortgage obligation	306,152	—	—	306,152
Liquity funds	206,839	—	—	206,839

	4,806,431	—	—	4,806,431

Sub-total financial assets at fair value	6,787,875	—	—	6,787,875
Loans	—	26,108	—	26,108
Derivative instruments:
Interest rate swap	—	123,618	—	123,618
Cross-currency swap	—	91,603	—	91,603
U.S Treasury Futures	—	271	—	271
Cross-currency forward contracts	—	17	—	17

	—	215,509	—	215,509

Total financial assets at fair value	6,787,875	241,617	—	7,029,492

Liabilities:
Borrowings	—	526,807	—	526,807
Bonds	—	14,526,090	—	14,526,090
Derivative instruments:
Interest rate swap	—	13,097	—	13,097
Cross-currency swap	—	794,589	—	794,589
U.S Treasury Futures	—	134	—	134
Cross-currency forward contracts	—	277	—	277

	—	808,097	—	808,097

Total financial liabilities at fair value	—	15,860,994	—	15,860,994

	Level 1	Level 2	Level 3	Total

At December 31, 2014
Assets:
Marketable Securities:
U.S. Treasury Notes	1,920,441	—	—	1,920,441
Non-U.S. governments and government entities bonds	195,373	—	—	195,373
Financial institutions and corporate securities:
Commercial paper	1,075,478	—	—	1,075,478
Certificate of deposits	2,264,749	—	—	2,264,749
Bonds	1,183,477	—	—	1,183,477
Collateralized mortgage obligation	292,214	—	—	292,214
Liquity funds	199,059	—	—	199,059

	5,014,977	—	—	5,014,977

Sub-total financial assets at fair value	7,130,791	—	—	7,130,791
Loans	—	21,954	—	21,954
Derivative instruments:
Interest rate swap	—	183,323	—	183,323
Cross-currency swap	—	199,790	—	199,790
Cross-currency forward contracts	—	590	—	590

	—	383,703	—	383,703

Total financial assets at fair value	7,130,791	405,657	—	7,536,448

Liabilities:
Borrowings	—	432,617	—	432,617
Bonds	—	13,124,319	—	13,124,319
Derivative instruments:
Interest rate swap	—	33,752	—	33,752
Cross-currency swap	—	349,150	—	349,150
U.S. Treasury Futures	—	155	—	155
Cross-currency forward contracts	—	29	—	29

	—	383,086	—	383,086

Total financial liabilities at fair value	—	13,940,022	—	13,940,022

Items that are not measured at fair value

The carrying amount and estimated fair values of CAF’s financial instruments that are not recognized in the balance sheets at fair value are as follows:

	Hierarchy Levels	December 31,
		2016		2015		2014
		Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and due from banks	1	72,403	72,403	216,078	216,078	141,147	141,147
Deposits with banks	1	1,652,367	1,652,367	2,590,453	2,590,453	1,279,267	1,279,267
Other investments	1	996,554	996,554	1,186,286	1,186,286	1,596,608	1,596,608
Loans, net	2	21,780,453	21,784,619	20,250,759	20,253,744	18,976,959	18,981,432
Accrued interest and commissions receivable	2	345,115	345,115	303,935	303,935	292,325	292,325
Derivate related collateral	1	904,902	904,902	455,361	455,361	233,746	233,746
Receivable from investment securities sold	1	—	—	2,876	2,876	4,551	4,551

Financial liabilities:
Deposits	2	3,098,883	3,098,883	2,700,248	2,700,248	3,696,510	3,696,510
Commercial paper	2	2,112,717	2,112,717	2,589,875	2,589,875	1,853,282	1,853,282
Borrowings	2	885,952	888,029	936,108	936,770	1,082,029	1,083,696
Bonds	2	407,150	408,140	502,509	503,773	735,830	737,349
Accrued interest payable	2	281,059	281,059	249,534	249,534	239,547	239,547
Derivate related collateral	1	187	187	—	—	99,413	99,413
Payable for investment securities purchased	1	—	—	5,488	5,488	5,683	5,683

The following methods and assumptions were used to estimate the fair value of those financial instruments not accounted for at fair value:

•	Cash and due from banks, deposits with banks, interest and commissions receivable, other investment, deposits, commercial paper, accrued interest payable, derivate related collateral, receivable from investment securities sold and payable for investment securities purchased: The carrying amounts approximate fair value because of the short maturity of these instruments.

•	Loans: CAF is one of the few institutions that grant loans for development projects in the stockholder countries. A secondary market does not exist for the type of loans granted by CAF. As rates on variable rate loans are reset on a semiannual basis, the carrying value, adjusted for credit risk, was determined to be the best estimate of fair value. The fair value of fixed rate loans is determined by using the current variable interest rate for similar loans. The fair value of impaired loans is estimated on the basis of discounted cash flows.

•	Equity investments: CAF´s equity investments in other entities accounted for at cost of US$ 348,179, US$ 285,042 and US$ 249,642 as of December 31, 2016, 2015 and 2014, respectively, do not have available market price quotations and it is impracticable to determine the fair value of these investments without incurring excessive cost.

•	Bonds and borrowings: For CAF´s bonds issued and medium and long term borrowings, fair value is determined by using a discounted cash flow technique, taking into consideration yield curves to discount the expected cash flows for the applicable maturity, thus reflecting the fluctuation of variables such as interest and exchange rates. These yield curves are adjusted to incorporate CAF credit risk spread. Those transactions are generally classified in Level 2 of the fair value hierarchy based on the observability of significant inputs to the valuation technique.

During 2016, 2015 and 2014, there were no transfers between levels 1, 2 and 3.

23.	FAIR VALUE OPTION

CAF’s management decided to measure at fair value those financial assets and liabilities denominated in currencies other than US dollars for which it has contracted derivatives as an economic hedge to mitigate exposure to interest rate risk and foreign currency risk.

The results recorded in the statement of comprehensive income resulting from the periodic cash flows and unrealized changes in fair value as of December 31, 2016, 2015 and 2014 for instruments for which the fair value option was chosen, and for derivatives used as economic hedges for these instruments, are as follows:

	December 31,
	2016	2015	2014
Marketable securities — trading	992	—	—
Bond related swaps	(7,956)	(2,451)	2,165
Loan related swaps	90	347	(690)
Borrowings related swaps	(444)	(596)	—
Futures and forwards	(6,131)	(436)	—

	(13,449)	(3,136)	1,475

24.	COMMITMENTS AND CONTINGENCIES

Commitments and contingencies include the following:

	December 31,
	2016	2015	2014
Loan commitments subscribed — eligibles	5,622,081	5,387,461	5,281,911
Lines of credit	4,104,214	3,951,669	4,718,975
Loan commitments subscribed — non eligibles	1,896,500	2,333,937	2,836,455
Equity investments agreements subscribed	224,185	268,478	286,149
Guarantees	185,435	261,650	311,819
Letters of credit	12,050	4,849	16,776

These commitments and contingencies arose from the normal course of CAF´s business and are related principally to loans that have been approved or committed for disbursement.

In the ordinary course of business, CAF has entered into commitments to extend loans; such loan commitments are reported in the above table upon signing the corresponding loan agreement and are reported as loans in the balance sheets when disbursements are made. Loan commitments that have fulfilled the necessary requirements for disbursement are classified as eligible.

The commitments to extend loans have fixed expiration dates and in some cases expire without a loan being disbursed. Also, based on experience, portions of the loan commitments are disbursed on average two years after the signing of the loan agreement. Therefore, the amounts of total commitment to extend loans do not necessarily represent future cash requirements.

The lines of credit are extended to financial and corporate institutions as a facility to grant short term loans basically to finance working capital and international trade activities.

Guarantees mature as follows:

	December 31,
	2016	2015	2014
Less than one year	8,047	20,734	45,621
Between one and two years	32,582	59,408	12,000
Between three and five years	—	1,400	40,254
Over five years	144,806	180,108	213,944

	185,435	261,650	311,819

To the best knowledge of CAF’s management, CAF is not involved in any litigation that is material to CAF’s business or that is likely to have any impact on its business, financial condition or results of operations.

25.	ADMINISTRATIVE EXPENSES

For the years ended December 31, 2016, 2015 and 2014, CAF recorded administrative expenses as follows:

	December 31,
	2016	2015	2014
Salaries and employee benefits	91,763	80,085	74,111
Professional fees, seminars and other expenses	21,448	18,499	16,486
Logistics and infrastructure	16,389	14,740	15,038
Telecommunications and technology	11,373	11,748	11,043

	140,973	125,072	116,678

26.	SPECIAL FUNDS AND OTHER FUNDS UNDER MANAGEMENT

CAF, as a multilateral financial institution, acts as administrator of several funds owned by third-parties and CAF’s stockholders’ special funds.

The stockholders’ special funds contribute to regional integration and sustainable development through capacity building, increased domestic and international exchanges, generation and use of knowledge, as well as training human resources and fortifying institutions. The stockholders’ special funds are governed by the provisions of the Constitutive Agreement and any other provisions that may be established by the Board of Directors. The resources of the stockholders’ special funds, that come from a contribution by CAF (note 17), are completely independent from the resources of CAF and are thus so maintained, accounted for, presented, utilized, invested, committed and otherwise disposed of. With regard to the use of the stockholders’ special funds, the financial responsibility of CAF, as administrator, is limited to the net assets of each of the constituted stockholders’ special funds. CAF has no residual interest in the net assets of the stockholders’ special funds.

As of December 31, 2016, 2015 and 2014, managed funds net assets are US$ 418,536, US$ 455,209 and US$ 508,638, respectively. The balances of these funds are as follows:

	December 31,
	2016	2015	2014
Compensatory Financing Fund (FFC) (1)	258,343	294,590	330,736
Fund for the Development of Smalland Medium Enterprises (FIDE)	62,526	52,957	54,810
Technical Cooperation Fund (FCT)	42,839	50,162	55,936
Human Development Fund (FONDESHU)	10,186	13,430	15,604
Latin American Carbon, Clean Alternative Energies Program (PLAC)	5,712	6,448	7,228
Others non related with stockholders’ special funds	38,930	37,622	44,324

	418,536	455,209	508,638

(1)	FFC was created by CAF’s stockholders for the purpose of compensating a portion of the interest costs of certain loans granted by CAF to finance economic and social infrastructure projects. For the years ended December 31, 2016, 2015 and 2014, FFC compensated interest amounting to US$ 75,460, US$ 70,307 and US$ 61,261, respectively.

27.	SEGMENT REPORTING

Management has determined that CAF has only one operating and reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. CAF does not differentiate on the basis of the nature of the products or services provided the preparation process, or the method for providing services among individual countries.

For the years ended December 31, 2016, 2015 and 2014, loans made to or guaranteed by seven countries individually generated in excess, of 10% of loan income, as follows:

	December 31,
	2016	2015	2014
Argentina	92,253	82,950	71,292
Bolivia	67,749	53,067	46,488
Brazil	71,223	57,115	44,972
Colombia	—	41,867	42,757
Ecuador	100,268	75,382	62,249
Peru	73,691	64,450	64,459
Venezuela	96,861	75,429	71,846

	502,045	450,260	404,063

28.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 31, 2017, the date of issue of these financial statements. As a result of this evaluation, Management has determined that there are no subsequent events that require a disclosure in CAF’s financial statements at the year ended December 31, 2016, except for:

•	On January 24 2017, CAF issued bonds for BRL 220, 2 million, 8.10%, due 2020, under its Medium Term Notes Programme.

•	On January 25 2017, CAF issued bonds for EUR 750 million, 0.50%, due 2022, under its Medium Term Notes Programme.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION (UNAUDITED)

AS OF DECEMBER 31, 2016

BONDS

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding at December 31, 2016 (in millions)
7.79% Yankee Bonds	Fixed	1997	2017	USD	50
7.875%% Yankee Bonds	Fixed	2002	2022	USD	85
5.75% Yankee Bonds	Fixed	2006	2017	USD	250
Peruvian Soles Bonds	Fixed	2006	2018	PEN(1)	49
5.75% Yankee Bonds	Fixed	2007	2017	USD	115,4
5.75% Yankee Bonds	Fixed	2008	2017	USD	250
Colombian Peso Bonds	Fixed	2008	2018	COP(2)	94.250
8.125% Yankee Bonds	Fixed	2009	2019	USD	733,7
Colombian Peso Bonds	Fixed	2009	2019	COP	127.500
4.30% Euro Yen Bonds	Fixed	2009	2019	JPY(3)	10.000
Structured Note	Floating	2010	2017	USD	50
Structured Note	Floating	2010	2017	USD	50
4.625% Euro Bond	Fixed	2010	2018	EUR(4)	400
2.75% Swiss Franc Bonds	Fixed	2011	2017	CHF(6)	125
4.625% Euro Bonds	Fixed	2011	2018	EUR	250
Mexican Pesos Bonds	Fixed	2011	2021	MXN(5)	1.317
1.5% Swiss Franc Bonds	Fixed	2012	2018	CHF	300
4.375% Yankee Bonds	Fixed	2012	2022	USD	1.092,9
4.375% Yankee Bonds	Fixed	2012	2022	USD	407,1
4.03% Euro Hong Kong Dollar Bonds	Fixed	2012	2022	HKD(7)	400
1.85% Euro Yen Bonds	Fixed	2012	2023	JPY	6.000
4.0% Euro Hong Kong Dollar Bonds	Fixed	2012	2024	HKD	398
Euro Bond (Schuldschein)	Fixed	2012	2027	EUR	82
Euro Bond (Schuldschein)	Fixed	2012	2032	EUR	60
5.0% Euro Dollar Bond	Fixed	2012	2042	USD	50
1.50% Swiss Franc Bonds	Fixed	2013	2020	CHF	250
1.375% Swiss Franc Bonds	Fixed	2013	2021	CHF	250
1.375% Swiss Franc Bonds	Fixed	2013	2021	CHF	100
Euro Dollar Bonds	Floating	2013	2023	USD	100
1.85% Euro Yen Bonds	Fixed	2013	2023	JPY	4.600
6.25% Kangaroo Bonds	Fixed	2013	2023	AUD(8)	225
4.27% Euro Hong Kong Dollar Bonds	Fixed	2013	2028	HKD	940
3.31% Euro Bonds	Fixed	2013	2028	EUR	250,7
3.25% Euro Bonds	Fixed	2013	2033	EUR	100
3.25% Euro Bonds	Fixed	2013	2033	EUR	100
3.66% Euro Bond	Fixed	2013	2033	EUR	51
3.625% Euro Bond (Schuldschein)	Fixed	2013	2033	EUR	200
Euro Dollar Bonds	Floating	2014	2017	USD	200
1.500% Yankee Bonds	Fixed	2014	2017	USD	1.000
6.5% ZAR Uridashi Bonds	Fixed	2014	2018	ZAR(10)	253
7.35% TRY Uridashi Bonds	Fixed	2014	2018	TRY(11)	157
1.875% Euro Bonds	Fixed	2014	2021	EUR	750
2.0% Euro Bonds	Fixed	2014	2024	CHF	300
4.070% Euro Bonds	Fixed	2014	2024	NOK	900

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding at December 31, 2016 (in millions)
4.29% Euro Bonds	Fixed	2014	2026	NOK(9)	1.500
1.50% Swiss Franc Bonds	Fixed	2014	2028	CHF	225
3.925% Euro Bonds	Fixed	2014	2029	HKD	1.257
3.05% Euro Bonds	Fixed	2014	2030	EUR	50
3.51% Euro Bonds	Fixed	2014	2034	EUR	65
3.500% Euro Bonds	Fixed	2014	2039	EUR	200
Yankee Bonds	Floating	2015	2018	USD	1.000
1.9% Euro Dollar Bonds	Fixed	2015	2019	USD	50
2.21% Euro Dollar Bonds	Fixed	2015	2020	USD	50
1.00% Euro Bonds	Fixed	2015	2020	EUR	750
0.46% Swiss Franc Bonds	Fixed	2015	2023	CHF	200
0.68% Euro Yen Bonds	Fixed	2015	2025	JPY	8.900
4.50% Kangaroo Bonds	Fixed	2015	2025	AUD	325
0.51% Swiss Franc Bonds	Fixed	2015	2026	CHF	200
0.51% Swiss Franc Bonds	Fixed	2015	2026	CHF	150
3.05% Euro Bonds	Fixed	2015	2030	NOK	800
3.05% Euro Bonds	Fixed	2015	2035	NOK	1.000
2,00% Yankee Bond	Fixed	2016	2019	USD	1.250
0.10% Euro Bonds	Fixed	2016	2019	EUR	85,4
9.00% Uridashi Bond	Fixed	2016	2020	ZAR	590
10.73% Uridashi Bond	Fixed	2016	2020	TRY	192
1,00% Euro Bonds	Fixed	2016	2020	EUR	250
0.13% Euro Bonds	Fixed	2016	2020	EUR	80,1
4,00% Kangaroo Market Bond	Fixed	2016	2021	AUD	150
1.810% Euro Bonds	Fixed	2016	2021	HKD	712
1.810% Euro Bonds	Fixed	2016	2021	HKD	230
1.810% Euro Bonds	Fixed	2016	2021	USD	30
2,13% Yankee Bond	Fixed	2016	2021	USD	1.000
0,15% Swiss Market Bond	Fixed	2016	2022	CHF	150
0,304% Swiss Market Bond	Fixed	2016	2024	CHF	125
0.45% Samurai Market	Fixed	2016	2026	JPY	4.500
0,51% Swiss Market Bond	Fixed	2016	2026	CHF	125
2.89% Euro Bonds	Fixed	2016	2026	HKD	320
4,00% Kangaroo Market Bond	Fixed	2016	2026	AUD	110
4,50% Kangaroo Market Bond	Fixed	2016	2026	AUD	80
1.70% Euro Bonds	Fixed	2016	2031	EUR	70
1.803% Euro Bonds	Fixed	2016	2031	EUR	100
1.796% Euro Bonds	Fixed	2016	2031	EUR	50

(1)	Peruvian Nuevos Soles.
(2)	Colombian Pesos.
(3)	Japanese Yen.
(4)	Euros.
(5)	Mexican Pesos.
(6)	Swiss Francs.
(7)	Hong Kong Dollars.
(8)	Australian Dollars.
(9)	Norwegian Kroner.
(10)	South African Rand.
(11)	Turkish Lira.

Subsequent Events:

•	In January 24, 2017, CAF issued bonds for BRL 220, 2 million, 8.10%, due 2020, under its Medium Term Notes Programme.

•	In January 25, 2017, CAF issued bonds for EUR 750 million, 0.50%, due 2022, under its Medium Term Notes Programme.

•	In February 8, 2017, CAF issued a retap of the benchmark Euro for EUR 50 million, 0.50% due 2022, under its Medium Term Notes Programme.

•	In March 2, 2017, CAF issued bonds for CAD 40 million, 3.50% due 2037, under its Medium Term Notes Programme.

•	In March 14, 2017, CAF issued bonds for INR 2,138 million, 5.88% due 2022, under its Medium Term Notes Programme.

•	In March 14, 2017, CAF issued bonds for AUD 175 million, 4.50% due 2027, under its Australian Domestic Debit Issuance Programme.

•	In March 24, 2017, CAF issued bonds for HKD 1,620 million, 3.265% due 2027, under its Medium Term Notes Programme.

•	In April 7, 2017, CAF issued bonds for CHF 160 million, 3.00% due 2025, under its Medium Term Notes Programme.

BORROWINGS FROM COMMERCIAL BANKS, ADVANCES, DEPOSITS,

COMMERCIAL PAPER AND REPURCHASE AGREEMENTS

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding at December 31, 2016
					(in U.S.$ millions)
Borrowings	Various	Various	Various	Various	1,421.5
Deposits	Floating	Various	Various	Various	3,098.9
Commercial Paper	Floating	Various	Various	USD	2,112.7

BORROWINGS FROM MULTILATERALS AND BILATERALS, EXIMS AND EXPORT CREDIT AGENCIES

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding at December 31, 2016 (in U.S.$ millions)
AB Svensk Exportkredit — SEK	Floating	19-Dec-13	19-Dec-18	US	30.0
ACDI	0%	30-Mar-97	30-Sep-23	CAN(1)	0.7
Agencia Francesa de Desarrollo	Floating	Various	Various	Various	287.7
China Development Bank — CDB	Floating	29-Nov-07	29-Nov-19	US	45.0
IADB	2%	24-May-97	24-May-23	US	0.7
Instituto de Crédito Oficial — ICO	Floating	28-May-08	15-Mar-18	US	6.6
JBIC, Japan	Floating	03-Jul-12	15-Nov-20	US	48.0
KfW (Germany)	Various	Various	Various	US	625.7
Nordic Investment Bank	Floating	Various	Various	US	34.2

(1)	Canadian dollars.

GUARANTEED DEBT

Borrower	Date of Issue	Year of Final Maturity	Principal Amount Outstanding at December 31, 2016
			(in U.S.$ millions)
Plurinational State of Bolivia	10/03/2001	04/03/2018	6.3
Plurinational State of Bolivia	05/22/2004	05/22/2018	8.2
Republic of Peru	02/13/2006	02/13/2025	28.0
Unión Andina de Cementos S.A.A. (antes Cemento Andino S.A. Peru)	07/15/2010	07/13/2018	16.3
Instituto de la función registral del Estado de Mexico	08/23/2010	08/23/2030	30.5
Abengoa Transmisión Norte	06/21/2013	06/21/2017	5.0
Isolux Corsan Argentina S.A.	09/15/2011	09/15/2023	34.6
H2Olmos S.A.	10/24/2012	10/25/2032	25.6
La Hipotecaria S.A.	09/18/2015	09/18/2018	1.4
Instituto de Credito Oficial	02/03/2015	08/01/2017	0.4
Planta de Reserva Fría de Generación de Eten S.A	12/05/2013	12/05/2033	26.0
Cooperativa Jesús Nazareno Ltda.	12/22/2016	04/06/2017	0.3
Cooperativa Jesús Nazareno Ltda.	12/22/2016	04/17/2017	0.2

$3,000,000,000

CORPORACIÓN ANDINA DE FOMENTO

Debt Securities

Guarantees

PART II

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an estimate of the Registrant’s expenses in connection with the issuance of the Securities that are the subject of this registration statement:

Securities and Exchange Commission Registration Fee	$260,775
Fiscal and Paying Agent Fees	$10,000
Fees of rating agencies	$350,000
Legal fees	$330,000
Printing of registration statement, prospectus and other documents	$75,000
Blue Sky expenses (including counsel fees)	$10,000
Other	$75,000

Total	$1,110,775

UNDERTAKINGS

The Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act of 1933 to any purchaser:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to the purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for purposes of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

CONTENTS

The registration statement comprises:

(1)	The facing sheet.

(2)	The prospectus.

(3)	Part II consisting of pages II-1 to II-7.

(4)	The following exhibits:

1.1	Underwriting Agreement for Debt Securities, dated April 26, 2016 (incorporated by reference to post-effective amendment No. 1 to our registration statement No. 333-206207)

1.2	Form of Underwriting Agreement pertaining to Guarantees (1)

1.3	Form of Pricing Agreement (included in Exhibit 1.1)

4.1	Fiscal Agency Agreement, dated March 17, 1998 (incorporated by reference to our registration statement No. 333-180499)

4.2	Form of Guarantee Agreement, including the form of Guarantee (1)

4.3	Form of Note

5.1	Opinion and consent of Ricardo Sigwald, General Counsel to CAF

8.1	Opinion and consent of Sullivan & Cromwell LLP

23.1	Consent of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited

23.2	Consent of CAF’s General Counsel (included in Exhibit 5.1)

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)

99.1	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to Exhibit 99.1 to our registration statement No. 333-180499)

99.2	List of names and addresses of the underwriters for Guarantees (1)

(1)	To be filed by post-effective amendment.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Corporación Andina de Fomento, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Caracas, Venezuela, on the 24th day of April, 2017.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ Luis Enrique Berrizbeitia
Name: Luis Enrique Berrizbeitia
Title: Acting Executive President

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of Corporación Andina de Fomento’s authorized agent in the United States, thereunto duly authorized, in Newark, Delaware, on the 24th day of April, 2017.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

EXHIBITS

Exhibit Number	Exhibits	Sequentially Numbered Page

1.1	Underwriting Agreement for Debt Securities, dated April 26, 2016 (incorporated by reference to post-effective amendment No. 1 to our registration statement No. 333-206207)

1.2	Form of Underwriting Agreement pertaining to Guarantees	*

1.3	Form of Pricing Agreement (included in Exhibit 1.1)

4.1	Fiscal Agency Agreement, dated March 17, 1998 (incorporated by reference to our registration statement No. 333-180499)

4.2	Form of Guarantee Agreement, including the form of Guarantee	*

4.3	Form of Note

5.1	Opinion and consent of Ricardo Sigwald, General Counsel to CAF

8.1	Opinion and consent of Sullivan & Cromwell LLP

23.1	Consent of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited

23.2	Consent of CAF’s General Counsel (included in Exhibit 5.1)

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)

99.1	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to Exhibit 99.1 to our registration statement No. 333-180499)

99.2	List of names and addresses of the underwriters for Guarantees	*

*	To be filed by post-effective amendment.